Exhibit 2.4

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COMPLETE SOLAR HOLDING CORPORATION,

COMPLETE SOLAR MIDCO, LLC

COMPLETE SOLAR MERGER SUB, INC.,

THE SOLARIA CORPORATION,

AND

FORTIS ADVISORS LLC,

AS STOCKHOLDER REPRESENTATIVE

October 3, 2022

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(continued)

-ii-

(continued)

-iii-

(continued)

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(continued)

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Annex

A	Certain Defined Terms

Schedules

A	Third Party Consents, Notices, and Waivers
B	Agreements for Termination
C	Key Employees
D	Allocation Schedule

Exhibits

A	Form of Amended and Restated Parent Charter
B	Form of Certificate of Merger
C	Form of Resignation Letters
D	Form of FIRPTA Compliance Certificate
E	Form of Warrant Cancellation Agreement
F	Form of Replacement Warrant
G	Form of SAFE Assignment and Assumption Agreement
H	Form of Paying Agent Agreement
I	Form of Letter of Transmittal
J	Form of Omnibus Incentive Plan
K	Form of Parachute Payment Waiver
L	Form of Suitability Documentation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 3, 2022 (the “Agreement Date”), by and among Complete Solar Holding Corporation, a Delaware corporation (“Parent”), Complete Solar Midco, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Midco”), Complete Solar Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Midco (“Merger Sub”), The Solaria Corporation, a Delaware corporation (the “Company”), and FORTIS ADVISORS LLC, a Delaware limited liability company, solely in its capacity as the representative of the Company Stockholders (the “Stockholder Representative”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Annex A.

RECITALS

WHEREAS, the board of directors of Parent (the “Parent Board”) has (a) determined that this Agreement and the transactions contemplated by this Agreement, including (i) the acquisition of the Company by Parent and Midco, by means of a statutory merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned Subsidiary of Midco an indirect wholly owned Subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, and (ii) the issuance of shares of Parent Capital Stock to the Accredited Stockholders pursuant to this Agreement (the “Parent Stock Issuance”), are advisable and in the best interests of Parent and its stockholders, and (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to, and in the best interests of the Company and the Company Stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the Company Stockholders for its adoption and (d) recommended that this Agreement be adopted by the Company Stockholders;

WHEREAS, each of the parties hereto intends that (a) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Section 1.368-2(g) and 1.368-3(a);

WHEREAS, it is currently anticipated that as promptly as practicable after execution and delivery of this Agreement, the Company will deliver to Parent, Midco and Merger Sub the written consent of the Company Stockholders, representing not less than (a) a majority of the then-outstanding number of shares of Company Capital Stock (voting together as a single class and not as separate series, and on an as-converted to Company Common Stock basis) and (b) a majority of the then-outstanding number of shares of Company Preferred Stock (voting together as a single class and not as separate series, and on an as-converted to Company Common Stock basis), in each case, (i) adopting and approving this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) waiving any prior written notice requirement in connection with an impending Liquidation Event (as defined in the Certificate of Incorporation of Company) (collectively, the “Company Stockholder Approval”);

WHEREAS, it is currently anticipated that as promptly as practicable after execution and delivery of this Agreement, Parent will deliver to the Company the written consent of the Parent Stockholders representing not less than (a) a majority of the then-outstanding number of shares of Parent Capital Stock (voting together as a single class and not as separate series, and on an as-converted to Parent Common Stock basis), and (b) a majority of the then-outstanding number of shares of Parent Preferred Stock (voting together as a single class and not as separate series, and on an as-converted to Parent Common Stock basis), in each case, (i) adopting and approving this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) adopting and approving the amendment and restatement of the Certificate of Incorporation of Parent, substantially in the form attached hereto as Exhibit A (collectively, the “Parent Stockholder Approval”); and

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a direct wholly owned Subsidiary of Midco and an indirect wholly owned Subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

1.2 Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger, substantially in the form attached hereto as Exhibit B (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and specified in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

1.3 Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Closing. Unless this Agreement is earlier terminated pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place remotely via the exchange of documents and signature pages on a date to be specified by Parent and the Company, which shall be no later than three (3) Business Days following satisfaction or waiver of the conditions set forth in Article VII hereof (except for those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or on such other date as Parent and the Company may agree in writing. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

1.5 Closing Deliverables.

(a) At or prior to the Closing, as applicable, the Company will deliver (or cause to be delivered) to Parent:

(i) except as otherwise provided in Section 6.10, evidence reasonably satisfactory to Parent that any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) have been terminated pursuant to resolution of the applicable governing body (the form and substance of which shall have been subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), effective as of no later than the day immediately preceding the Closing Date;

(ii) all necessary consents, notices, and waivers of third parties to any Contract set forth on Schedule A attached hereto, in each case, in a form reasonably acceptable to Parent;

(iii) evidence reasonably satisfactory to Parent that the Company has terminated each of those agreements listed on Schedule B attached hereto, in a form reasonably acceptable to Parent, with such termination to be effective at or prior to the Effective Time;

(iv) a duly executed Resignation Letter, substantially in the form attached hereto as Exhibit C (the “Resignation Letter”), from each of the officers, directors and managers of the Acquired Companies, effective as of the Closing;

(v) the Company Stockholder Approval;

(vi) a certificate, validly executed by the Secretary of the Company, certifying as to (A) the valid adoption of the Company Board Resolutions, and (B) the receipt of the Company Stockholder Approval, copies of which will be attached thereto;

(vii) (A) a signed consent to the Merger and the transactions contemplated hereby, including a waiver of any change of control or other similar provisions (in a form reasonably acceptable to Parent), with respect to all Indebtedness of the Acquired Companies set forth on Section 1.5(a)(vii) of the Company Disclosure Schedule; and (B) an invoice from each advisor or other service provider to the Acquired Companies (other than any Employee, director or officer of the Acquired Companies), in each case, dated no more than five (5) Business Days prior to the Closing Date, with respect to all Company Closing Third Party Expenses estimated to be due and payable to such advisor or other service provider as of the Closing Date, and an acknowledgment from such advisor or other service provider that such Company Closing Third Party Expenses are the only Third Party Expenses owed to such advisor or other service provider;

(viii) Suitability Documentation, duly executed and delivered (and not amended or revoked) by Company Stockholders representing, in the aggregate, at least ninety percent (90%) of the Company Shares, certifying pursuant to the Suitability Documentation that such Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act);

(ix) a properly executed statement, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and substantially in the form attached hereto as Exhibit D, certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing (the “FIRPTA Compliance Certificate”);

(x) a Warrant Cancellation Agreement, substantially in the form attached hereto as Exhibit E (the “Warrant Cancellation Agreement”), and Suitability Documentation certifying whether such Company Warrant holder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act), in each case, duly executed by the Company and the holders of Company Common Warrants representing, in the aggregate, at least ninety percent (90%) of the shares of Company Common Stock underlying the Company Common Warrants outstanding as of the date of this Agreement;

(xi) a Replacement Warrant, substantially in the form attached hereto as Exhibit F (the “Replacement Warrant”), duly executed by the Company and each holder of a Company Preferred Warrant;

(xii) a SAFE Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit G (the “SAFE Assignment and Assumption Agreement”), duly executed by each Company SAFEholder and the Company, and Suitability Documentation duly executed by each Company SAFEholder certifying that such Company SAFEholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act);

(xiii) a certificate of good standing from the Secretary of State of the State of Delaware which is dated within five (5) Business Days prior to the Closing with respect to the Company;

(xiv) duly executed counterpart to the Paying Agent Agreement from each of the Stockholder Representative and the Company, in the form attached hereto as Exhibit H (the “Paying Agent Agreement”);

(xv) the Certificate of Merger, duly executed by the Company; and

(xvi) the Employment Agreements, duly executed by each Key Employee of the Company.

(b) At or prior to the Closing, Parent will deliver (or cause to be delivered) to the Company:

(i) all necessary consents, notices, and waivers of third parties to any Contract set forth on Schedule A attached hereto, in each case, in a form reasonably acceptable to the Company;

(ii) evidence reasonably satisfactory to the Company that Parent has terminated each of those agreements listed on Schedule B attached hereto, in a form reasonably acceptable to the Company, with such termination to be effective at or prior to the Effective Time;

(iii) a duly executed Resignation Letter, from the officers, directors and managers of Parent listed on Schedule 1.5(b)(iii) of the Parent Disclosure Schedule, effective as of the Closing;

(iv) the Parent Stockholder Approval;

(v) a duly executed counterpart to each Replacement Warrant from Parent;

(vi) a duly executed counterpart to each SAFE Assignment and Assumption Agreement from Parent;

(vii) a certificate, validly executed by the Secretary of Parent, certifying as to (A) the valid adoption of the Parent Board Resolutions, and (B) the receipt of the Parent Stockholder Approval, copies of which will be attached thereto;

(viii) a certificate of good standing from the Secretary of State of the State of Delaware which is dated within five (5) Business Days prior to the Closing with respect to Parent;

(ix) the Employment Agreements, duly executed by each Key Employee of Parent and by Parent (or one of its Subsidiaries); and

(x) a duly executed counterpart to the Paying Agent Agreement from Parent and the Paying Agent.

1.6 Certificate of Incorporation and Bylaws. The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation in the Merger as of the Effective Time, and the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation in the Merger as of the Effective Time (except that each of the certificate of incorporation and bylaws will be amended and restated to reflect the name of the Surviving Corporation, as applicable), until thereafter amended in accordance with applicable Law.

1.7 Directors and Officers of the Surviving Corporation. Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the bylaws of the Surviving Corporation.

ARTICLE II

PURCHASE PRICE; EFFECT ON SHARES

2.1 Effect of the Merger on the Capital Stock of the Constituent Corporations.

(a) Effect on Company Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Midco, Merger Sub, the Company or the Company Stockholders, upon the terms and subject to the conditions set forth in Section 2.3 and throughout this Agreement, including the provisions set forth in Article VIII hereof, each share of Company Capital Stock (other than any Cancelled Shares and Dissenting Shares) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(a), (i) (A) if the holder thereof is an Accredited Stockholder, the Per Share Accredited Stock Consideration, or, if the holder thereof is an Unaccredited Stockholder, the Per Share Unaccredited Cash Consideration (in each case, without interest thereon), minus (B) the Per Share Expense Fund Amount and (ii) a contingent right to any cash disbursements required to be made from the Expense Fund Account with respect to such share of Company Capital Stock to the former holder thereof (based on such holder’s Pro Rata Share of the released amount), without interest, in accordance with Section 8.9(c).

(b) Treatment of Company Options.

(i) At the Effective Time, Parent shall assume and continue the Solaria Corporation 2006 Stock Plan and the Solaria Corporation 2016 Stock Plan and shall assume all Company Options issued thereunder that are outstanding and unexercised immediately prior to the Effective Time. The outstanding and unexercised portion of each such Company Option shall become an option to acquire (A) a number of shares of Parent Common Stock and such option shall (subject to applicable vesting pursuant to the terms of such option) have an exercise price per share, in each case, as set forth on the Allocation Schedule minus (B) the Per Share Expense Fund Amount. Following the Effective Time, each such assumed Company Option shall continue to be governed by the same material terms and conditions, including the vesting schedule, as were applicable immediately prior to the Effective Time, in all cases subject to restrictions related to the issuance of shares under applicable Law. It is the intent of the parties hereto that to the extent permitted by applicable Law, the assumption of Company Options shall be performed in a manner that is in material compliance with the requirements of Section 409A or, to the extent applicable, Section 424(a) of the Code.

(ii) Prior to the Effective Time, the boards of directors of Parent, Midco, Merger Sub and the Company will adopt such resolutions or take such actions as are reasonably necessary to carry out the terms of this Section 2.1(b).

(c) Treatment of Company Warrants.

(i) The Company Common Warrants shall not be assumed or continued by Parent, Midco, the Company, or the Surviving Corporation in connection with the Merger or the other transactions contemplated hereby. Immediately prior to the Effective Time, each and every Company Common Warrant for which a Warrant Cancellation Agreement has been executed and delivered to the Company, per the terms and conditions of the Company Common Warrants and the respective Warrant Cancellation Agreement, at the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive with respect to each share of Company Common Stock received upon exercise of a Company Common Warrant, (i) subject to Section 2.3, (A) if the holder thereof is (x) an Accredited Stockholder, a number of shares of Parent Common Stock calculated in accordance with the Certificate of Incorporation of Company and the applicable Company Common Warrant and as set forth on the Allocation Schedule, or (y) an Unaccredited Stockholder, the Per Share Unaccredited Cash Consideration (in each case, without interest thereon) minus the per share exercise price of such Company Common Warrant, minus (B) the Per Share Expense Fund Amount and (ii) a contingent right to any cash disbursements required to be made from the Expense Fund Account with respect to such Company Common Warrant to such Company Warrant holder (based on such Company Warrant holder’s Pro Rata Share of the released amount), without interest, in accordance with Section 8.9(c). Notwithstanding the foregoing, any Company Common Warrant that has an exercise price that equals or exceeds the value of the Parent Common Stock underlying such Company Common Warrant (as set forth on the Allocation Schedule) or the Per Share Unaccredited Cash Consideration, as applicable, shall be cancelled and terminated without consideration at the Effective Time. Any Company Common Warrant that is not represented by a validly executed Warrant Cancellation Agreement shall be terminated per the terms and conditions of such Company Common Warrant prior to the Effective Time.

(ii) Immediately prior to the Effective Time, each Company Preferred Warrant shall be cancelled and replaced by a Replacement Warrant, which, following the Effective Time and in accordance with the terms and conditions of the Replacement Warrant, shall represent the right to receive a number of shares of Parent Preferred Stock calculated in accordance with the terms of the applicable Replacement Warrant and as set forth on the Allocation Schedule (without interest thereon).

(iii) Prior to the Effective Time, the boards of directors of Parent, Midco, Merger Sub and the Company will adopt such resolutions or take such actions as are reasonably necessary to carry out the terms of this Section 2.1(c).

(d) Treatment of Company SAFEs.

(i) Immediately prior to the Effective Time, on the terms and subject to the conditions of the SAFE Assignment and Assumption Agreements, each Company SAFE shall be assumed by Parent (each, an “Assumed SAFE”).

(ii) Following the Effective Time, on the terms and subject to the conditions of the SAFE Assignment and Assumption Agreements, each Assumed SAFE shall represent the right to receive a number of shares of Parent Preferred Stock calculated in accordance with the terms of the applicable Company SAFE and the SAFE Assignment and Assumption Agreements and as set forth on the Allocation Schedule (without interest thereon).

(iii) Prior to the Effective Time, the boards of directors of Parent, Midco, Merger Sub, and the Company will adopt such resolutions or take such actions as are reasonably necessary to carry out the terms of this Section 2.1(d).

(e) Effect on Capital Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(f) Treasury Stock and Parent Owned Stock. At the Effective Time, by virtue of the Merger, each share of Company Capital Stock held by the Company or Parent (or any direct or indirect wholly owned Subsidiary of the Company or Parent, including Midco) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or the right to receive any consideration therefor (such shares, the “Cancelled Shares”).

2.2 Payments.

(a) At the Closing, Parent shall transfer, by wire transfer of immediately available funds to the Paying Agent for exchange in accordance with this Article II, the cash portion of the Total Merger Consideration payable at the Closing to (i) the Company Stockholders who are Accredited Stockholders (solely in respect of any fractional shares) and Unaccredited Stockholders, in each case, pursuant to Section 2.1(a) in consideration for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time and (ii) the Company Warrant holders (solely if such Company Warrant holder is an Unaccredited Stockholder or in respect of any fractional shares) pursuant to Section 2.1(c) in consideration for the Company Warrants outstanding as of immediately prior to the Effective Time.

(b) On the Closing Date, Parent shall pay by wire transfer of immediately available funds, on behalf of the Company and as accounted for in the calculation of Total Merger Consideration, (i) all Third Party Expenses payable to any Company advisors or other service providers (other than any Employee, director or officer of an Acquired Company) that remain outstanding as of the Closing, to such account or accounts as are designated in the applicable invoices and by the Company in the Allocation Schedule, and (ii) the Expense Fund to the Expense Fund Account.

(c) No interest will be paid or will accrue for the benefit of the Company Stockholders or the Company’s lenders, service providers or other creditors on any Total Merger Consideration or any other amounts payable under this Agreement.

2.3 Payment and Share Issuance Procedures.

(a) As promptly as practicable following the Agreement Date, Parent, the Company, the Stockholder Representative and the Paying Agent shall enter into the Paying Agent Agreement. Following execution of the Paying Agent Agreement, (i) the Company shall promptly (and not later than two (2) Business Days prior to the distribution of the Exchange Documents by the Paying Agent) deliver or cause to be delivered to the Paying Agent and Parent the information set forth in Section 2.1 of the Paying Agent Agreement in accordance therewith (the “Required Information”), (ii) as promptly as practicable following receipt of the Required Information, and in any event within two (2) Business Days thereafter, or at a later time as may be agreed between

Parent and the Company, Parent shall cause the Paying Agent to set up the Paying Agent’s electronic platform to allow the applicable Company Stockholders to complete their Exchange Documents electronically, and (iii) as promptly as practicable following receipt of the Required Information, and in any event within five (5) Business Days thereafter, or at a later time as may be agreed between Parent and the Company, Parent shall cause the Paying Agent to send an email to (A) each Company Stockholder at the email address for such Person set forth in the Required Information, to invite such Person to register and log into the Paying Agent’s electronic platform to complete electronically a letter of transmittal, substantially in the form attached hereto as Exhibit I (the “Letter of Transmittal”), and other required Exchange Documents and (B) each Company Warrant holder (with respect to the Company Common Warrants) at the email address for such Company Warrant holder set forth in the Required Information to invite such Company Warrant holder to register and log into the Paying Agent’s electronic platform to complete electronically the Letter of Transmittal, the Warrant Cancellation Agreement and other required Exchange Documents.

(b) Subject to Section 2.5, as promptly as practicable following receipt by the Paying Agent of a Letter of Transmittal (and, with respect to each Company Common Warrant, a Warrant Cancellation Agreement) and any other documents (including an IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, and, with respect to any Accredited Stockholder, the Suitability Documentation) that Parent or the Paying Agent may reasonably require in connection therewith (collectively, the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto, but for the avoidance of doubt in no event prior to the Effective Time, (i) Parent shall cause the Paying Agent to pay to each Company Stockholder that is not an Accredited Stockholder the cash amount payable to such holder at the Closing pursuant to Section 2.1(a) as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Expense Fund as set forth on the Allocation Schedule) and (ii) Parent shall cause the Paying Agent to issue to each Company Stockholder that is an Accredited Stockholder and each Company Warrant holder that is an Accredited Stockholder the number of shares of Parent Capital Stock issuable to such holder at the Closing pursuant to Section 2.1(a) or Section 2.1(c), as applicable, as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Expense Fund as set forth on the Allocation Schedule), in each case, subject to any applicable withholding Tax.

(c) At any time following the date that is one (1) year following the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to Parent (or its designated successor or assign) all cash amounts that have been deposited with the Paying Agent pursuant to Section 2.2 and not disbursed to the Company Stockholders pursuant to this Section 2.3 (as well as any and all interest thereon or other income or proceeds thereof), and thereafter the Company Stockholders shall be entitled to look only to Parent as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant to Section 2.3(b) upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b). No interest shall be payable to the Company Stockholders for the amounts delivered to Parent pursuant to the provisions of this Section 2.3(c) and which are subsequently delivered to the Company Stockholders.

(d) Notwithstanding anything to the contrary in this Section 2.3, none of Parent, Midco, the Paying Agent, the Surviving Corporation nor any party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

2.4 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and with respect to which the Company Stockholder thereof has properly demanded appraisal rights in accordance with Section 262 of the DGCL, and who has not effectively withdrawn or lost such holder’s appraisal rights under the DGCL (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive the payments set forth in Section 2.1, but such Company Stockholder shall only be entitled to such rights as are provided by the DGCL. Notwithstanding the provisions of this Section 2.4, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 2.1, without interest thereon, and subject to the expense provisions in Section 8.9, upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3.

(b) The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s prior written consent.

2.5 No Fractional Shares. The number of shares of Parent Capital Stock to be issued to Accredited Stockholders pursuant to Section 2.1 shall be rounded down to the nearest whole number of shares of Parent Capital Stock. Notwithstanding anything to the contrary in this Agreement, no fractional shares of Parent Capital Stock will be issued, and if, after aggregating all shares of Parent Capital Stock (including fractional shares) that would be issued hereunder to an Accredited Stockholder, such aggregate number of shares of Parent Capital Stock includes a fraction of a share of Parent Capital Stock, no certificates or scrip for any such fractional shares shall be issued hereunder and such Accredited Stockholder shall not have any rights of a holder of shares of Parent Capital Stock with respect thereto (including the right to vote). Parent shall pay, or cause the Paying Agent to pay, to each such Accredited Stockholder an amount in cash equal to the product of (a) such fraction of a share of Parent Capital Stock multiplied by (b) the Per Share Unaccredited Cash Consideration, rounded to the nearest cent, in each case, as set forth on the Allocation Schedule. Each share of Parent Capital Stock issuable in the Merger, or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be book-entry security entitlements.

2.6 Withholding. Notwithstanding any other provision of this Agreement, Parent, Midco, the Surviving Corporation, the Paying Agent and any Affiliate of the foregoing shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law, and to request and be provided any necessary tax forms, including IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information. To the extent any such amounts are so deducted or withheld and paid to the proper Governmental Entity or other appropriate Person, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.7 Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent, Midco, Merger Sub, the Stockholder Representative, and the officers and directors of the Company, Parent, Midco and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

2.8 Pre-Closing Statements.

(a) At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement setting forth the Company’s good faith calculation of (i) the estimated Company Closing Working Capital Adjustment Amount, (ii) the estimated Company Closing Indebtedness Amount, (iii) the estimated Company Closing Cash Amount, (iv) the estimated Company Closing Third Party Expenses and (v) the estimated value of the Company Net Inventory, (the “Company Estimated Closing Statement”), in each case, determined as of the Calculation Time, based on the Company’s books and records and other information available at such time, and accompanied by reasonably detailed back-up documentation for such calculations. The Company shall prepare the Company Estimated Closing Statement in accordance with the applicable definitions in this Agreement and with GAAP and, solely to the extent consistent with GAAP, in accordance with the Company’s past practices (including the methodologies applied in the preparation of the Company Financial Statements); provided that, if there is any inconsistency between GAAP and the definitions in this Agreement relating to the items to be set forth on the Company Estimated Closing Statement, the definitions shall control. The Company shall make available to Parent and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and the other books and records used in preparing the Company Estimated Closing Statement and reasonable access (on prior notice and during business hours) to employees of the Company as Parent may reasonably request in connection with its review of such statements, and will otherwise cooperate in good faith with Parent’s and its Representatives review of such statements.

(b) At least five (5) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement setting forth Parent’s good faith calculation of (i) the estimated Parent Closing Working Capital Adjustment Amount, (ii) the estimated Parent Closing Indebtedness Amount, (iii) the estimated Parent Closing Cash Amount, (iv) the estimated Parent Closing Third Party Expenses and (v) the estimated value of the Parent Net Inventory (the “Parent Estimated Closing Statement”), in each case, determined as of the Calculation Time, based on Parent’s books and records and other information available at such time, and accompanied by reasonably detailed back-up documentation for such calculations. Parent shall prepare the Parent Estimated Closing Statement in accordance with the applicable definitions in this Agreement and with GAAP and, solely to the extent consistent with GAAP, in accordance with Parent’s past practices (including the methodologies applied in the preparation of the Parent Financial Statements); provided that, if there is any inconsistency between GAAP and the definitions in this Agreement relating to the items to be set forth on the Parent Estimated Closing Statement, the definitions shall control. Parent shall make available to the Company and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and the other books and records used in preparing the Parent Estimated Closing Statement and reasonable access (on prior notice and during business hours) to employees of Parent as the Company may reasonably request in connection with its review of such statements, and will otherwise cooperate in good faith with the Company’s and its Representatives review of such statements.

(c) At least two (2) Business Days prior to the Closing Date, the Company and Parent shall meet and discuss the Company Estimated Closing Statement and the Parent Estimated Closing Statement and mutually agree on the calculation of Total Merger Consideration (including the component pieces thereof) resulting therefrom, which shall be reflected at least one (1) Business Day prior to the Closing Date on the Allocation Schedule. To the extent that the parties hereto are unable to agree, the Company Estimated Closing Statement and the Parent Estimated Closing Statement provided pursuant to Section 2.8(a) and Section 2.8(b), respectively, will be used for purposes of calculating the Total Merger Consideration payable at the Closing. Notwithstanding the foregoing, in no event will any of Parent’s or the Company’s rights be considered waived, impaired or otherwise limited as a result of either party not making an objection prior to the Closing or making an objection that is not fully implemented in any revised Company Estimated Closing Statement or Parent Estimated Closing Statement, as applicable.

2.9 Equitable Adjustments. If at any time during the period between the Agreement Date and the Effective Time, any change in the outstanding shares of Parent Capital Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, any number or amount contained in this Agreement which is based on the price of a share of Parent Capital Stock or the number of shares of Parent Capital Stock shall be equitably adjusted to the extent necessary to provide the parties hereto the same economic effect with respect to the Parent Capital Stock as contemplated by this Agreement prior to such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

2.10 Governance.

(a) Name. The parties hereto shall cause the name of Parent to be changed to “Complete Solaria, Inc.” prior to or as of the Effective Time.

(b) Board of Directors. The parties hereto shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Parent Board immediately prior to the Effective Time) so that, as of the Effective Time, the number of directors that comprise the full Parent Board shall be seven (7), and such Parent Board shall following the Effective Time consist of: (i) three (3) directors, designated by holders of a majority of the Parent Shares held by Parent’s stockholders immediately prior to the Effective Time (the “Parent Designees”) (initially to be Mr. Will Anderson, Mr. David Anderson and a designee appointed by EIF); (ii) three (3) directors, designated by holders of a majority of the Parent Shares held by the Company’s stockholders immediately prior to the Effective Time (the “Company Designees”) (initially to be Mr. Tony Alvarez, Mr. TJ Rodgers and Mr. Steven Gomo); and (iii) an independent director (initial director to be determined).

(c) Replacement of Designees. In the event that, prior to the Effective Time: (i) any Parent Designee is unable or unwilling to serve on the Parent Board, Parent shall select a replacement for such individual to serve in such person’s place; and (ii) any Company Designee is unable or unwilling to serve on the Parent Board, the Company shall select a replacement for such individual to serve in such person’s place. The parties hereto shall take all action necessary to ensure that any such replacement designee is duly qualified and appointed as a director of Parent as of the Effective Time. Any such replacement designee shall also be deemed to be a Parent Designee or a Company Designee, as applicable.

(d) Chairman. Immediately following the Effective Time, the Chairman of the Parent Board shall be elected by the members of the Parent Board.

(e) Parent Charter and Bylaws. The parties hereto shall take all action necessary to ensure that, as of immediately prior to the Effective Time, Parent’s Organizational Documents are amended to give effect to the matters set forth in this Section 2.10 and such other matters as a mutually agreed by Parent and the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure schedule of the Company dated as of the Agreement Date and delivered to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (each of which disclosures shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosure shall also be deemed to be a representation and warranty made by the Company to Parent under this Article III), the Company represents and warrants to Parent, Midco and Merger Sub as follows:

3.1 Authorization, Execution and Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Related Agreements to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each the Company of this Agreement and the other Related Agreements to which it is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or other business entity action on the part of the Company and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the other Related Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby, except for adoption of this Agreement by the Required Company Vote and the filing of the Certificate of Merger. This Agreement and the other Related Agreements to which the Company is a party have been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by each other party hereto) constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.2 Organization, Power, Authority, and Good Standing of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority, and all necessary government approvals, to own, operate and lease the properties and assets now owned, operated and leased by it and to carry on its business as it is currently conducted.

(b) The Company is duly licensed or qualified to do business, and is in good standing in those jurisdictions set forth on Section 3.2(b) of the Company Disclosure Schedules, which constitutes all the jurisdictions in which the Company owns, leases, or operates property or the nature of the business or activities currently conducted by the Company makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(c) Parent, Midco and Merger Sub have been furnished with true, correct and complete copies of each Organizational Document of the Company. The Organizational Documents so provided are in full force and effect. The Company is not in violation in any material respect of any of the provisions of any of its Organizational Documents.

(d) As of the Closing Date, all corporate actions taken by the Company in connection with this Agreement and the other Related Agreements to which it is a party have been duly authorized (the “Company Board Resolutions”).

3.3 No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Related Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of the Company or any Company Subsidiary; (b) result in a violation or breach of any provision of any Law or Order applicable to the Company or any Company Subsidiary; (c) except as set forth on Section 3.3(1) of the Company

Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) or give to others any right of termination, acceleration, modification, or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any Company Subsidiary pursuant to, any Contract, except where the occurrence of any of the foregoing, either individually or together, would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole. No consent, approval, authorization, waiver, registration, Permit, Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the other Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under any Antitrust Laws and as set forth on Section 3.3(2) of the Company Disclosure Schedules, that if not obtained would have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole. The Required Company Vote is the only vote of the Company Stockholders necessary or required to adopt this Agreement and the other Related Agreements and to approve the transactions contemplated hereby and thereby, including, without limitation, the Merger. As of the Closing, all consents set forth on Section 3.3(3) of the Company Disclosure Schedules have been obtained, made or given, as applicable, and remain in full force and effect, and copies have been made available to Parent.

3.4 Capitalization; Title to Shares.

(a) As of the date hereof and immediately prior to the Closing, the capital stock of the Company consists of that number of duly authorized shares of Company Common Stock and Company Preferred Stock and that number of issued and outstanding shares of Company Common Stock and Company Preferred Stock, each as are set forth on Section 3.4(a) of the Company Disclosure Schedules (the “Company Shares”), all of which outstanding Company Shares are duly and validly issued and fully paid and non-assessable, and are not subject to, nor were they issued in violation of, preemptive rights created by statute, the Company’s Organizational Documents or any Contract to which the Company is a party or by which it is bound and have been offered, sold and delivered by the Company in compliance in all material respects with all applicable Laws.

(b) Except as specifically contemplated by this Agreement and the transactions specifically contemplated hereby, and as set forth on Section 3.4(b)(1) of the Company Disclosure Schedules, there are no securities outstanding which are convertible into, exchangeable for, or carrying the right to acquire, Equity Interests of the Company. Except as set forth on Section 3.4(b)(2) of the Company Disclosure Schedules, the Company does not have any subscriptions, warrants, options (whether compensatory or non-compensatory), calls, puts, convertible securities, restricted interests, phantom interests, stock appreciation rights, equity or equity-based rights, arrangements or commitments of any kind relating to the Equity Interests of the Company or obligating the Company to issue, sell, acquire, purchase, redeem, convert, transfer or dispose of, or cause the issuance, sale, acquisition, purchase, redemption, conversion, transfer or sale of, any of its Equity Interests or any ownership interest or rights therein. Except as specifically contemplated by this Agreement and the transactions specifically contemplated hereby, and as set forth on Section 3.4(b)(3) of the Company Disclosure Schedules, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings or similar agreements or arrangements in effect with respect to the voting, transfer or other disposition of any of any Equity Interests of the Company.

(c) All securities issued by the Company have been issued in transactions exempt from registration under the Securities Act and the rules and regulations promulgated thereunder and all applicable state securities or “blue sky” laws.

(d) Each Company Stockholder (i) is the record and beneficial owner of the Company Capital Stock set forth next to its name on Section 3.4(a) of the Company Disclosure Schedules, (ii) has full power, right and authority, and any approval required by Law, to make and enter into this Agreement; and (iii) has good and valid title to the shares of Company Capital Stock held by it, free and clear of all Liens, other than Liens arising under the Company’s Organizational Documents, this Agreement, and transfer restrictions imposed by applicable securities Laws. The consummation of the transactions contemplated by this Agreement will result in Midco directly owning 100% of the Equity Interests of the Company, free and clear of any Liens.

3.5 Subsidiaries.

(a) Section 3.5(a) of the Company Disclosure Schedules correctly sets forth the name of each Company Subsidiary, the jurisdiction of its incorporation or organization, the number of duly authorized, issued, and outstanding Equity Interests of such Company Subsidiary, and the Persons owning such Equity Interests of such Company Subsidiary. Each Company Subsidiary is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority to own, operate and lease the properties and assets now owned, operated and leased by it and to carry on its business as it is currently conducted. Each Company Subsidiary is duly licensed or qualified to do business, as applicable, and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to result in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. No Company Subsidiary is in default under or in violation of any provision of its Organizational Documents.

(b) All of the outstanding Equity Interests of each Company Subsidiary are validly issued, fully paid and non-assessable (if applicable), and are not subject to, nor were they issued in violation of, preemptive rights created by statute, the Company Subsidiary’s Organizational Documents or any Contract to which the Company Subsidiary is a party or by which it is bound and have been offered, sold and delivered by the Company Subsidiary in compliance in all material respects with all applicable Laws. Except as set forth on Section 3.5(b) of the Company Disclosure Schedules, all such Equity Interests are owned by the Company or another Company Subsidiary free and clear of any Liens and are not subject to any option or right to purchase any such Equity Interests. There are no outstanding securities convertible into, exchangeable for or carrying the right to acquire Equity Interests of any Company Subsidiary. No Company Subsidiary has any subscriptions, warrants, options (whether compensatory or non-compensatory), calls, puts, convertible securities, restricted interests, phantom interests, stock appreciation rights, equity or equity-based rights or other arrangements or commitments of any kind relating to the Equity Interests of such Company Subsidiary or obligating such Company Subsidiary to issue, sell, acquire, purchase, redeem, convert, transfer or dispose of, or cause the issuance, sale, acquisition, purchase, redemption, conversion, transfer or sale of, any Equity Interest or any ownership interest or rights therein. Except as set forth on Section 3.5(b) of the Company Disclosure Schedules, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings or similar agreements or arrangements in effect with respect to the voting, transfer or other disposition of any Equity Interests of any Company Subsidiary.

3.6 Financial Statements.

(a) Copies of the Company’s annual unaudited consolidated financial statements for each of the fiscal years ended December 31, 2019, December 31, 2020, and December 31, 2021, consisting of the balance sheet and the related statements of income, statements of stockholders’ equity, and statements of cash flows for the years then ended, together with the related notes and schedules thereto (the “Company Annual Financial Statements”), and unaudited consolidated financial statements of the Company as at March 31, 2022, and the related statements of income, statements of stockholders’ equity, and statements of cash flows for the quarter then ended (the “Company Interim Financial Statements” and, together with the Company Annual Financial Statements, the “Company Financial Statements”) are attached hereto as Section 3.6 of the Company Disclosure Schedules. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material and the absence of notes.

(b) The Company Financial Statements fairly present in all material respects the financial condition of the Company and its Subsidiaries, and the results of the operations and stockholders’ equity and cash flows of the Company and its Subsidiaries in accordance with GAAP, as of the respective dates they were prepared and for the periods indicated therein. The Company Financial Statements were derived from and are consistent with the books and records of the Company and its Subsidiaries, and each of the Company and its Subsidiaries maintain a system of internal accounting sufficient to provide reasonable assurance that transactions are recorded in a timely manner and as necessary to permit preparation of the Company Financial Statements in accordance with GAAP and to maintain accountability for earnings and assets. The consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021 is referred to herein as the “Company Balance Sheet” and the date thereof as the “Company Balance Sheet Date” and the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2022 is referred to herein as the “Company Interim Balance Sheet” and the date thereof as the “Company Interim Balance Sheet Date”.

(c) There is a cash reserve or other reserve, accrual, or similar item set forth in the Company Financial Statements in an amount of $5,000,000 solely related to the AD/CVD Matter (as defined in the Company Disclosure Schedules).

3.7 Indebtedness. The only outstanding Indebtedness of the Company and its Subsidiaries as of the date hereof arises under the arrangements and in the amounts outstanding listed on Section 3.7 of the Company Disclosure Schedules.

3.8 Undisclosed Liabilities.

(a) The Company and its Subsidiaries have no material direct or indirect liabilities, debts, claims, obligations, demands, suits, judgments, awards, Losses, Indebtedness, expenses, deficiencies, guarantees, endorsements or commitments of or by any Person of any kind, whether known or unknown, accrued or unaccrued, absolute or contingent, matured or unmatured, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured, or otherwise (“Liabilities”), except (i) those which are adequately reflected and reserved against on the face of the Company Interim Balance Sheet as of the Company Interim Balance Sheet Date, (ii) those which have been incurred in the Ordinary Course of Business since the Company Interim Balance Sheet Date (excluding any material Liability arising as a result of any breach of any Contract, breach of warranty, tort, infringement or violation of any Law or an Order or environmental Liability), (iii) those relating to the Company’s Indebtedness that will be paid off and extinguished prior to the Closing and the transaction expenses that will be paid off and extinguished prior to or at the Closing, and (iv) those set forth on Section 3.8(a) of the Company Disclosure Schedules.

(b) All of the accounts receivable of the Company and its Subsidiaries (i) are actual and bona fide accounts receivable arising from sales actually made or services actually performed and were incurred in the Ordinary Course of Business and (ii) are properly reflected and reserved for on the Company’s books and records and financial statements in accordance with GAAP consistently applied. Except as set forth on Section 3.8(b) of the Company Disclosure Schedules, the accounts receivable are not subject to any material recoupments, set-offs or counter-claims, other than set-offs from the purchase of inventory by the Company or any of its Subsidiaries and returns, in each case, in the Ordinary Course of Business that in the aggregate do not exceed $200,000. Except as otherwise reflected or reserved for in the Company Financial Statements, such accounts receivable are collectible in the Ordinary Course of Business.

3.9 Absence of Certain Changes, Events and Conditions.

(a) Except as expressly contemplated by this Agreement or as set forth on Section 3.9 of the Company Disclosure Schedules, from January 1, 2022, the Company and its Subsidiaries have operated in the Ordinary Course of Business, in a manner consistent with past practice and in compliance in all material respects with applicable Law.

(b) Except as expressly contemplated by this Agreement or as set forth on Section 3.9 of the Company Disclosure Schedules, from January 1, 2022 until the date of this Agreement, there has not been, with respect to the Company or any of its Subsidiaries, any:

(i) event, occurrence or development that has had, or would be reasonably expected to have, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole;

(ii) amendment of or other change to the Organizational Documents of the Company or any of its Subsidiaries or any action outside of such entity’s purpose set forth in such Organizational Documents;

(iii) split, combination or reclassification of any shares of its capital stock;

(iv) issuance, sale or other disposition of any Equity Interests, or grant of any Equity Interests;

(v) change in any method of accounting or accounting practice, principle, assumption, convention or policy of the Company or any of its Subsidiaries, except as required by GAAP or applicable Law;

(vi) incurrence, assumption, guarantee or endorsement of any Indebtedness, in each case, in an amount greater than $100,000, individually, or $250,000, in the aggregate, or issuance or sale of any debt securities or guarantee any debt securities of others;

(vii) acceleration, beyond the normal collection cycle, collection of accounts receivable or delay beyond normal payment terms of any accounts payable, other than in the Ordinary Course of Business;

(viii) (A) sale, transfer, lease or other disposition of any of the assets or property shown or reflected on the Company Balance Sheet, except inventory in the Ordinary Course of Business; (B) lease, sublease or license of any real property of the Company or any of its Subsidiaries, (C) mortgage or Lien of any property or assets of the Company or any of its Subsidiaries, other than Permitted Liens; or (D) forgiveness, cancellation or waiver of any material debts owed to or material claims held by the Company or any of its Subsidiaries;

(ix) any increase in the compensation or benefits of its employees, including any bonus payments, other than as provided for in any written agreements in effect on or prior to the date of this Agreement and listed in the Company Disclosure Schedules;

(x) adoption, amendment or modification of any Company Benefit Plan, the effect of which in the aggregate would increase the obligations of the Company and its Subsidiaries by more than 5% percent of its existing annual obligations to such plans;

(xi) entry into any collective bargaining agreement or other agreement or understanding or other Contract with any labor union, labor organization or other representative of employees;

(xii) hiring, transfer, or termination of the employment of any employee of the Company or any of its Subsidiaries other than: (1) a termination of employment by the Company or such Subsidiary for cause; or (2) the hiring of an employee, in the Ordinary Course of Business whose annualized compensation is less than $180,000 and whose employment is terminable at will without notice or severance requirements;

(xiii) acquisition by merger or consolidation with, or by purchase of the material assets or equity of, or by any other manner, any business or Person or any division thereof;

(xiv) adoption of any plan of merger, consolidation, reorganization, restructuring, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xv) any capital expenditure or commitment to make capital expenditure in excess of $100,000, individually, or $250,000, in the aggregate;

(xvi) entry into any Company Material Contract, termination of any Contracts that would constitute a Company Material Contract, or amendment or waiver of any right under any Company Material Contract;

(xvii) failure to pay or satisfy when due any material Liability;

(xviii) waiver, release, assignment, compromise, commencement, settlement, or agreement to settle any right or pending or potential Legal Proceeding (other than a settlement solely in cash in an amount not to exceed $100,000 and paid in full prior to the Effective Time);

(xix) sale, transfer, assignment, exclusive license, abandonment, permitted to lapse or other disposition of any Company Owned IP, other than any Company Owned IP that is not material to, or expected to be used or useful in connection with, the business of the Company and its Subsidiaries as currently conducted or reasonably anticipated to be conducted;

(xx) settlement or compromise of any material Tax liability, material Tax proceeding or audit, change of any Tax election or Tax method of accounting, making of any new Tax election or adoption of any material new Tax method of accounting; or

(xxi) any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

(c) Since December 31, 2021, there has not been, with respect to the Company or any of its Subsidiaries, any declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock or any agreement or commitment to do the foregoing, or any action or omission that would result in the foregoing.

3.10 Material Contracts.

(a) Section 3.10(a) of the Company Disclosure Schedules lists each of the following Contracts that are currently in effect and binding on the Company or its Subsidiaries or any of their respective assets or properties (together with all Company Leases listed on Section 3.12(c) of the Company Disclosure Schedules, collectively, the “Company Material Contracts”):

(i) any Contract involving aggregate consideration in excess of $250,000 per year or in excess of $500,000 over the remaining term of the Contract, which cannot be cancelled by the Company or the applicable Company Subsidiary without penalty or without more than 90 days’ notice;

(ii) any Contract that relates to the sale of any of the Company’s or any of its Subsidiaries’ assets, other than inventory in the Ordinary Course of Business, for consideration in excess of $100,000;

(iii) any Contract that relates to the acquisition or divestiture of any business, a material amount of stock or other Equity Interest of any other Person, or a material amount of assets of any other Person (excluding purchases of inventory in the Ordinary Course of Business) or any real property (whether by merger, sale of stock, sale of assets or otherwise), and all partnership or joint venture agreements;

(iv) any Contract pursuant to which (A) Intellectual Property that is material to the Company and its Subsidiaries or involves consideration in excess of $250,000 is licensed to the Company or any of its Subsidiaries (other than license agreements for unmodified “off-the-shelf” software on generally standard terms and conditions involving aggregate consideration of less than $50,000) or (B) the Company or any of its Subsidiaries has granted or received an exclusive right in or to Intellectual Property;

(v) except for agreements relating to trade receivables in the Ordinary Course of Business, all mortgages, indentures, notes, bonds, letters of credit, guaranties (excluding vendor related guarantees), swaps or other Contracts relating to Indebtedness incurred or provided by the Company or any of its Subsidiaries or providing for the creation of or granting any Lien upon any of the assets or property of the Company or its Subsidiaries;

(vi) all collective bargaining agreements or agreements or understandings or Contracts with any labor organization, union, works council, association or other similar organization;

(vii) except for Contracts with vendors pursuant to which the vendor imposes restrictions and requirements on the Company or its Affiliates with respect to the use by the Company or such Affiliates of such vendor’s products, all Contracts restricting the Company or any of its Affiliates from freely engaging in any material line of business, including any Contract that limits, or purports to limit, the ability of the Company or any of its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company or any of its Affiliates to sell or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status, any type of special discount rights or exclusivity;

(viii) any Contract providing for capital expenditures by the Company or any of its Subsidiaries with an outstanding amount of unpaid obligations and commitments in excess of $100,000;

(ix) any employment or consulting Contract involving annualized consideration in excess of $180,000;

(x) any Contract with any Governmental Entity (excluding Permits);

(xi) any Contract with a Related Party of the Company (other than any employment or consulting contracts (other than those covered in Section 3.10(a)(ix)), offer letters, confidentiality agreements, assignment of rights agreements and non-solicitation agreements entered into in the Ordinary Course of Business);

(xii) any Contract relating to settlement of any Legal Proceeding within the past three years or any settlement with ongoing obligations involving aggregate consideration in excess of $100,000;

(xiii) any Contract that provides for non-monetary obligations on the part of the Company or any of its Subsidiaries, the non-performance of which obligations would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole;

(xiv) any written agreement to enter into any of the foregoing; and

(xv) any other Contract, whether or not made in the Ordinary Course of Business, that is material to the Company or its Subsidiaries or the assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries.

(b) Each Company Material Contract is in full force and effect and (assuming the due authorization, execution and delivery by the relevant counter-party) constitutes the legal, valid and binding agreement of the Company or the applicable the Company Subsidiary, and is enforceable against the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to creditors’ rights generally or to general principles of equity. Except as set forth on Section 3.10(b) of the Company Disclosure Schedules, the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, each of the other parties thereto, have performed in all material respects all obligations required to be performed by them under, and are not in breach of, or default under, in any material respect, any Company Material Contract. To the Knowledge of the Company, no event has occurred that (with or without notice or lapse of time) would reasonably be expected to result in a breach of or violation of, or a default under, the terms of any Company Material Contract. A true and complete copy of each Company Material Contract, including any amendments thereto, has been made available to Parent. No party to any Company Material Contract has exercised any termination or cancellation rights with respect thereto and neither the Company nor any of its Subsidiaries have received (or given) any written notice of the intention of any party to any Company Material Contract to terminate, cancel, breach, amend the terms of or accelerate the maturity or performance of any Company Material Contract or alleging invalidity or unenforceability of such Company Material Contract. No party to any Company Material Contract has claimed in event of “force majeure” or similar concept under any Company Material Contract.

3.11 Customers and Vendors.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth (i) the ten (10) largest customers of the Company and its Subsidiaries in 2021 (based on the dollar amount of sales to such customers during the twelve (12) months ended December 31, 2021) (the “Company Material Customers”), (ii) the amount invoiced to such Company Material Customer during such period and (iii) the percentage of total sales of the business represented by sales to each Company Material Customer during such period. All Company Material Customers continue to be customers of the Company and its Subsidiaries, and no Company Material Customer has materially reduced its business with the Company and its Subsidiaries from the levels achieved between January 1, 2021 and December 31, 2021. Neither the Company nor any of its Subsidiaries have received any notice, nor does the Company or any of its Subsidiaries have any reason to believe, that any Company Material Customer has (x) ceased or substantially reduced, or will cease or substantially reduce, use of products or services of the Company’s business or (y) sought, or is seeking, to reduce the price it will pay for the products or services of the Company’s business. No Company Material Customer has otherwise threatened in writing to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby or otherwise.

(b) Section 3.11(b)(i) of the Company Disclosure Schedules sets forth (i) the ten (10) largest vendors of the Company and its Subsidiaries in 2021 (based on the dollar amount of payments to such vendors during the twelve (12) months ended December 31, 2021) (the “Company Material Vendors”) and (ii) the amount which each Company Material Vendor invoiced the Company or its Subsidiaries during such period. Except as set forth on Section 3.11(b)(ii) of the Company Disclosure Schedules, all Company Material Vendors continue to be vendors of the Company and its Subsidiaries, and no Company Material Vendor has materially reduced its business with the Company and its Subsidiaries from the levels achieved between January 1, 2021 and December 31, 2021. Neither the Company nor any of its Subsidiaries have received any notice, nor does the Company or any of its Subsidiaries have any reason to believe, that there has been any material adverse change in the price of such products, supplies or services provided by any Company Material Vendor, or that any Company Material Vendor will not sell products, supplies or services to the Company and its Subsidiaries at any time after the Closing Date on terms and conditions substantially the same as those used in its current sales to the Company, subject to general and customary price increases. No Company Material Vendor has otherwise threatened in writing to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby or otherwise.

3.12 Title to Assets; Sufficiency of Assets; Real Property.

(a) The Company and its Subsidiaries have good and valid title to, or a valid leasehold interest in, all tangible assets (other than real property) and personal property (“Tangible Assets”) that it purports to own or lease, as applicable, including those reflected in the Company Annual Financial Statements or acquired after the Company Balance Sheet Date, other than properties and assets sold, consumed or otherwise disposed of in the Ordinary Course of Business since the Company Balance Sheet Date.

(b) Except as set forth on Section 3.12(b) of the Company Disclosure Schedules, the assets and properties owned, leased or licensed by the Company and its Subsidiaries constitute all of the assets, properties and rights necessary and sufficient for the conduct and operation of the business of the Company and its Subsidiaries as currently conducted and will be sufficient for the Company to continue to operate the business of the Company and its Subsidiaries immediately following the Closing in the same manner as currently conducted. The Tangible Assets of the Company are in good operating condition and repair (ordinary wear and tear excepted), and are useable for their intended purpose. The present quantities of all inventory, including raw and packing materials, work-in-progress, finished goods, supplies, parts and similar items, are reasonable in the present circumstances of the business of the Company and its Subsidiaries. Except as set forth on Section 3.12(b) of the Company Disclosure Schedules, all such properties and assets (including leasehold interests) are free and clear of Liens, except for the Permitted Liens.

(c) The Company and its Subsidiaries own no real property. Section 3.12(c) of the Company Disclosure Schedules is a true and complete list of: (i) the street address of each parcel of leased, subleased or licensed real property (the “Company Leased Real Property”), and (ii) all leases for the Company Leased Real Property, including any assignments thereof and amendments or other modifications thereto (collectively, “Company Leases”), including the identification of the lessee and lessor thereunder. The Company Leased Real Property constitutes all of the real property rights necessary and sufficient for the conduct and operation of the Company’s business and currently conducted. The Company or a Company Subsidiary has a valid leasehold interest in all Company Leased Real Property.

(d) The Company has delivered to Parent true and complete copies of the Company Leases. The Company (i) has paid in full all rents, deposits and other amounts due pursuant to such Company Leases (and no security deposit or portion thereof has been applied in respect of a breach or default under any such Company Lease that has not been redeposited in full), (ii) has not received any written notice that the fee owner of any Company Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Company Leased Real Property or the rents or use fees due thereunder, (iii) is not in default under any Company Lease, and (iv) is not aware of any default by the fee owner of any Company Leased Real Property under the applicable Company Lease. The Company Leases are in full force and effect. The Company does not currently sublease, license or otherwise grant any Person the right to use or occupy any Company Leased Real Property or any portion thereof.

(e) All of the improvements on the Company Leased Real Property are (i) in material compliance with all applicable Laws, including those pertaining to zoning, building and the disabled, (ii) in good repair and in good condition, ordinary wear and tear excepted, (iii) free from patent and, to the Knowledge of the Company, latent defects, and (iv) sufficient for the operation of the Company’s business as it is currently conducted on the Company Leased Real Property. To the Knowledge of the Company, no part of any of the improvements on the Company Leased Real Property encroaches on the real property of any other Person. The Company currently enjoys peaceful and undisturbed possession of the Company Leased Real Property.

(f) There are no contractual or legal restrictions that preclude or materially restrict the ability to use any Company Leased Real Property by the Company or any of its Subsidiaries as currently used by the Company and its Subsidiaries.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules lists all (i) patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations owned or purported to be owned by the Company or any of its Subsidiaries (the “Company Registered IP”) (ii) unregistered trademarks included in the Company Owned IP; (iii) all, if any, proprietary Software included in the Company Owned IP (“Company Software”); and (iv) an overview of material trade secrets held by the Company or any of its Subsidiaries. Except as set

forth on Section 3.13(a) of the Company Disclosure Schedules, and other than any Company Registered IP which the Company has abandoned or otherwise allowed any applicable registration to lapse, the Company or a Company Subsidiary exclusively owns all Company Registered IP and solely owns all other Company Owned IP, free and clear of all Liens other than Permitted Liens. The consummation of this transaction as contemplated by this Agreement shall not affect, diminish, or terminate the ownership or use of any Company Owned IP or other Intellectual Property used or held for use in the conduct of the business (collectively, the “Company IP”) or the Company’s or any of its Subsidiary’s rights to use the Company IP on the same basis as prior to the consummation of the transaction as contemplated by this Agreement. No current or former partner, director, officer, or employee of the Company or any of its Subsidiaries will, after giving effect to each of the transactions contemplated in this Agreement, own or retain any ownership rights in or to, have the right to receive any royalty or other payment with respect to, any of the Company Owned IP.

(b) To the Knowledge of the Company, the Company Owned IP is valid, subsisting, and enforceable. The Company and each of its Subsidiaries owns or has the right or license to use all of the Intellectual Property used in its business as currently conducted free and clear of all Liens other than Permitted Liens.

(c) Except as set forth on Section 3.13(c) of the Company Disclosure Schedules, (i) neither the Company or its Subsidiaries, nor the conduct of their respective businesses, have infringed, misappropriated or otherwise violated the Intellectual Property of any Person, and (ii) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company IP. There are no pending Orders received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Company Owned IP. Except as set forth on Section 3.13(c) of the Company Disclosure Schedules, the Company and its Subsidiaries have not received any written claim, “cease and desist” letter, or like correspondence from any Person alleging that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of any Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Company Owned IP.

(d) Except as set forth on Section 3.13(d) of the Company Disclosure Schedules, all employees, contractors and agents of the Company and its Subsidiaries involved in the conception, development, authoring, creation, or reduction to practice of any material Intellectual Property for the Company or any of its Subsidiaries have executed agreements that assign such employee’s, contractor’s or agent’s rights in and to such Intellectual Property to the Company or a Company Subsidiary, and the Company has provided copies of such agreements to Parent, Midco and Merger Sub. The Company has taken commercially reasonable measures to protect the confidentiality of trade secrets and confidential information used in the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted.

(e) No source code for any Company Software has been delivered, licensed, or made available to any escrow agent as of the Closing Date. The Company and its Subsidiaries have no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred and no circumstance or condition exists that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Software to any Person.

(f) Section 3.13(f) of the Company Disclosure Schedules sets forth an accurate and complete list of all Open Source Materials included in, combined with, or used in the delivery of, any Company Software and identifies each relevant license for such Open Source Materials and describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified or distributed by the Company or any of its Subsidiaries). No Company Software or Company Owned IP are subject to any “copyleft” or other obligation or condition. With respect to Open Source Materials that are or have been used by the Company and its Subsidiaries in any way, the Company and its Subsidiaries have been and are in compliance with the terms and conditions of all applicable licenses for the Open Source Materials, including attribution and copyright notice requirements.

(g) The Company and its Subsidiaries own, lease or license IT Systems of a sufficient quantity and size to operate the business in all material respects as currently conducted and as proposed to be conducted. The Company and its Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of data and information, including having disaster recovery plans, procedures and facilities, and, as applicable, taking steps to implement such plans and procedures, including by implementing plans and procedures (i) that manage mobile devices, including those provided to employees or contractors by the Company or any of its Subsidiaries and those provided by such individuals themselves, (ii) that provide continuous monitoring and alerting of material problems or issues with the IT Systems, and (iii) that periodically monitor network traffic for threats and scan and assess vulnerabilities in the IT Systems. To the Knowledge of the Company, the computer systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components intentionally designed to permit (1) unauthorized access to a computer or network, (2) unauthorized disablement or erasure of software, hardware or data, or (3) any other similar type of unauthorized activities. Except as set forth on Section 3.13(g) of the Company Disclosure Schedules, in the past three (3) years, there has been no failure, substandard performance, or breach of any computer systems of the Company, its Subsidiaries or its contractors that has caused any material disruption to the business of the Company or resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by the Company. The Company has taken reasonable technical, administrative, and physical measures to protect the integrity and security of the computer systems and the data stored thereon from unauthorized use, access, or modification by third parties.

(h) The Company and its Subsidiaries are, and have been, in compliance in all material respects with all applicable Privacy/Data Security Requirements and all Personal Information collected, stored, acquired, used or otherwise processed by the Company or its Subsidiaries can be used by the Company after the Closing in the manner presently used and in a manner consistent with the past practices of the Company.

(i) The Company and its Subsidiaries have not provided or been legally required to provide any notice to data owners or a Governmental Entity in connection with any unauthorized access, use, or disclosure of Personal Information. With respect to all Personal Information collected, stored, acquired, used or otherwise processed in the business of the Company, to the Knowledge of the Company, no consents or approvals of, or filings or registrations with, any Governmental Entity or any other Person are required to be made or obtained in connection with the execution, delivery or performance of this Agreement, or to consummate the transactions contemplated hereby.

3.14 Insurance. Section 3.14 of the Company Disclosure Schedules sets forth a list, as of the date hereof, of all insurance policies maintained by the Company and its Subsidiaries or with respect to which the Company is a named insured or otherwise the beneficiary of coverage, setting forth the name of the insurer(s), the holder of each such policy, the nature of coverage, and the expiration dates thereof (collectively, the “Company Insurance Policies”). Such Company Insurance Policies are valid and binding and in full force and effect on the date of this Agreement and all premiums due on such Company Insurance Policies have been paid, and the Company and its Subsidiaries have not been issued or received any written notice of cancellation, modification or termination in respect of any such Company Insurance Policies nor is the Company or any of its Subsidiaries in material default thereunder. True, correct and complete copies of the Company Insurance Policies have been made available to Parent. The Company and its Subsidiaries maintain, and have maintained at all times in the past three (3) years, insurance against liabilities, claims, and risks of a nature and in such amounts as are normal and customary for comparable entities in their industry. Such policies are sufficient for compliance with all applicable Laws and all Contracts to which the Company or any of its Subsidiaries is a party or by which any of such Persons is bound in all material respects. Except as set forth on Section 3.14 of the Company Disclosure Schedules, there is no material claim by the Company or any of its Subsidiaries currently pending under any such insurance as to which coverage has been denied or disputed by the insurers of such policies, nor has the Company or any of its Subsidiaries failed to give notice in a proper and timely manner of any matter capable of coverage under such insurance. With respect to such insurance, all coverage limits, deductibles and self-insured retention amounts, as applicable, are commercially reasonable.

3.15 Legal Proceedings; Orders.

(a) Except as set forth on Section 3.15(a) of the Company Disclosure Schedules, there are no, and during the three (3)-year period prior to the Closing Date there have not been any, Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, is there any basis for any such Legal Proceeding, (i) affecting any of its properties or assets (or against the Company Stockholders or any Affiliate thereof and relating to the Company or any of its Subsidiaries) or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. There is no Legal Proceeding by the Company or any Company Stockholder or any Affiliate thereof pending, or which the Company, any Company Stockholder or any Affiliate thereof has commenced preparations to initiate, against any other Person in connection with the business of the Company and its Subsidiaries.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Schedules, there are no material outstanding Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets. To the Knowledge of the Company, no officer or other employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct any activity or practice relating to the Company’s business.

3.16 Compliance with Laws; Permits.

(a) The Company and its Subsidiaries and their respective officers, directors, managers, stockholders, agents and employees are, and during the three-year period prior to the Closing Date have been, in material compliance with all Laws and Orders applicable to the Company’s business, properties or assets and, to the Knowledge of the Company, none of the Company, its Subsidiaries or any of their respective officers, directors, managers, stockholders, agents or employees is under investigation with respect to any violation of any Law or Order applicable to the Company’s business, properties or assets. The Company maintains adequate internal controls and has implemented and maintains policies and procedures to detect and prevent any misconduct or violations of applicable Laws.

(b) Neither the Company, its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, managers, stockholders, agents or employees have received any notification, Order, complaint or other communication from any Governmental Entity that has not yet been fully resolved asserting that the Company, its Subsidiaries or such Person is not in compliance, in any material respect, with any Law and, to the Knowledge of the Company, there is no basis for any such notification, Order, complaint or other communication.

(c) Section 3.16(c) of the Company Disclosure Schedules sets forth each material Permit held by the Company or its Subsidiaries. The Company and its Subsidiaries have all Permits required for the Company and its Subsidiaries to conduct their business as presently conducted and to own its properties and such Permits are valid and in full force and effect. The Company and its Subsidiaries are in compliance in all material respects with the terms, provisions, and conditions of the Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the Knowledge of the Company, threatened.

3.17 Environmental Matters. Except as set forth on Section 3.17 of the Company Disclosure Schedules:

(a) The Company and its Subsidiaries are and for the past three (3) years have been, in material compliance with all Environmental Laws and material Permits issued under Environmental Laws, and possess all material Permits required by Environmental Laws for the operation of their business.

(b) All material violations of Environmental Laws by the Company and its Subsidiaries, if any, have been fully and finally resolved to the satisfaction of all Governmental Entities with jurisdiction over such matters without any ongoing material obligations.

(c) To the Knowledge of the Company, there have not been any material Releases of Hazardous Materials from the assets of the Company and its Subsidiaries, or for which the Company and its Subsidiaries are responsible, that require material uncompleted remediation or give rise to any material Liability under any Environmental Law (except those, if any, that have been fully and finally resolved).

(d) Neither the Company nor any of its Subsidiaries is subject to any pending or threatened (in writing) action, suit, demand, notice of noncompliance, notice of liability, proceeding, or claim related to any actual or alleged non-compliance with, or Liability or obligation under, Environmental Laws, that could reasonably be expected to result in any material Liability under Environmental Laws with respect to the Company or its Subsidiaries.

3.18 Employee Benefit Matters.

(a) Section 3.18(a) of the Company Disclosure Schedules contains a list of any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other material employee benefit plan, program or arrangement which is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Affiliates or with respect to which the Company or any of its Affiliates could have any direct or indirect liability, or has been so sponsored, maintained or contributed to within the last six (6) years by the Company or any of its Affiliates (whether or not material, each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, the Company has made available to Parent accurate, current and complete copies of each of the following: (i) where the Company Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Benefit Plan has not been reduced to writing, a written summary of all material plan terms, and, as applicable (iii) current summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent report filed on Form 5500, and all related trust or funding agreements associated with such Company Benefit Plan.

(b) To the Knowledge of the Company, each Company Benefit Plan and related trust, insurance contract or fund has been administered and operated in material compliance with (i) its terms and (ii) the applicable provisions of ERISA, Patient Protection and Affordable Care Act of 2010, the Code and all other applicable Laws. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Company Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Company Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code. The Company has provided to Parent, Midco and Merger Sub a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Qualified Benefit Plan, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service. Except as set forth on Section 3.18(b) of the Company Disclosure Schedules, all benefits, contributions and premiums required by and due under the terms of each Company Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Company Benefit Plan, the terms of all applicable Laws and GAAP.

(c) None of the Company or any of its Affiliates contributes to or has at any time within the previous six years contributed to or had an obligation to contribute to, and no Company Benefit Plan is: (i) a “multi-employer plan” (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) a “multiple employer plan” as defined in Section 413(c) of the Code.

(d) Other than as required under Section 4980B of the Code or other applicable Law, no Company Benefit Plan provides, and none of the Company or any of its Affiliates have an obligation to provide, any benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e) There is no pending or, to the Knowledge of the Company, threatened action or other Legal Proceeding relating to a Company Benefit Plan. No Company Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Entity.

(f) Except as set forth on Section 3.18(f) of the Company Disclosure Schedules, or as expressly contemplated by the terms of this Agreement, no Company Benefit Plan exists that could: (i) result in payment becoming due to any Employee, director or consultant of any money or other property or materially increase any benefits otherwise payable by The Company or any of its Affiliates; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee, director or consultant, except as a result of any partial plan termination resulting from this Agreement; or (iii) limit or restrict the ability of Parent or its Affiliates to merge, amend or terminate any Company Benefit Plan, in each case, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth on Section 3.18(f) of the Company Disclosure Schedules, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(g) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code is listed in Section 3.18(g) of the Company Disclosure Schedules and has at all times been administered in documentary and operational compliance with the requirements of Section 409A of the Code and the applicable Treasury Regulations and Internal Revenue Service guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code. None of the Company or any of its Affiliates has any obligation to gross-up or otherwise reimburse any service provider of the Company for any tax incurred by such Person pursuant to Sections 4999 or 409A of the Code.

3.19 Employment Matters.

(a) Section 3.19(a)(1) of the Company Disclosure Schedules sets forth each employee’s: (i) name; (ii) job title; (iii) date on which his or her employment commenced; (iv) site of employment; (v) base salary or hourly wage, as applicable; (vi) all incentives and other compensation (including bonuses or commission payments) for which he or she is eligible; (vii) status as exempt or non-exempt under the Fair Labor Standards Act and applicable state wage law(s); and (viii) co- or joint-employment relationship with any party, as applicable. Section 3.19(a)(2) of the Company Disclosure Schedules sets forth each consultant and independent contractor engaged by the Company or its Subsidiaries, including such Person’s name and compensation.

(b) The Company and its Subsidiaries are not, and never have been, a party to, or bound by, any collective bargaining or other Contract with a labor union or other organization or representative representing any of its employees and no such agreement is being negotiated. To the Knowledge of the Company, there are no current union organizing efforts or representational demands involving the employees of the Company or its Subsidiaries and, to the Knowledge of the Company, there have been no such efforts or demands in the three (3) years prior to the date hereof. In the three (3) years prior to the date hereof, there has not been, nor, to the Knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries are, and have been at all times in the three (3) years prior to the date hereof, in material compliance with all applicable Laws relating to labor and employment, including all such Laws relating to terms and conditions of employment, wages and hours, rest and meal breaks, overtime payments, compliance with the Fair Labor Standards Act and similar state and local laws, recordkeeping, employee notices, expense reimbursement, employee classification, non-discrimination, non-harassment, non-retaliation, employee benefits, employee leave, payroll documents, pay stubs, record retention, expense reimbursement, employee notices, equal opportunity, immigration, occupational health and safety, the WARN Act, severance, termination or discharge, collective bargaining, government contractor and subcontractor compliance, the payment of employee welfare and retirement benefits, and the full payment of all required social security contributions and Taxes. All wages, overtime payments, bonuses and other compensation, if any, due and payable as of the Closing Date to all Employees and all other present and former employees and contractors of the Company or its Subsidiaries has been paid in full, or will be paid in full, to such individuals prior to the Closing.

(d) Except as set forth on Section 3.19(d) of the Company Disclosure Schedules, there are no actions, suits, claims, grievances, charges, arbitrations, investigations, audits, or other Legal Proceedings against the Company or its Subsidiaries pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Entity in connection with the employment or engagement or termination of employment or engagement of any current or former employee or contractor of The Company or its Subsidiaries, including, without limitation, any claim relating to wages and hours, unfair labor practices, employment discrimination, meal or rest breaks, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

3.20 Taxes. Except as set forth on Section 3.20 of the Company Disclosure Schedules:

(a) The Company and each of its Subsidiaries have duly and timely filed (taking into account any valid extensions) all material Tax Returns required to be filed by the Company or such Subsidiary, as applicable, within the time and in the manner required by applicable Law (giving regard to valid extensions). Such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return (other than ordinary course extensions of time to file Tax Returns). All material Taxes due and owing by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be liable have been duly and timely paid (whether or not such Taxes are reflected on a Tax Return) and the Company is not delinquent in the payment of such Taxes.

(b) No extensions or waivers of statutes of limitations have been given or requested with respect to the assessment or collection of any material Taxes of the Company or any of its Subsidiaries (other than ordinary course extensions of time to file Tax Returns).

(c) There are no Liens on any of the assets of the Company or any of its Subsidiaries attributable to Taxes other than statutory Liens for Taxes that are not yet due and payable.

(d) There are no ongoing Legal Proceedings by any taxing authority against the Company or any of its Subsidiaries. There is no claim in writing against the Company or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed in writing or, to the Knowledge of the Company, threatened with respect to any Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, allocation or indemnity agreements or arrangements (except, for the avoidance of doubt, any agreement or arrangement the principal purpose of which does not relate to Tax). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Law) or as a transferee or successor (other than a member of the consolidated group of which the Company is the common parent (the “Company Consolidated Group”)). Other than the Company Consolidated Group, neither the Company nor any of its Subsidiaries has been a member of a Consolidated Group for U.S. federal or state income tax purposes.

(f) All material Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and paid to the applicable Governmental Entity and the Company and each of its Subsidiaries has substantially complied with all applicable legal requirements in connection therewith, such as information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(g) Neither the Company nor any of its Subsidiaries has received a written notice from any Governmental Entity with which the Company or any of its Subsidiaries does not currently file a particular Tax Return indicating that the Company or any of its Subsidiaries is or may be required to pay a particular Tax to, or file a particular Tax Return with, that Governmental Entity.

(h) Neither the Company nor any of its Subsidiaries (A) is a party to any “closing agreements” described in Section 7121 of the Code (or any comparable provision of state, local or foreign Law) or (B) has requested or received any Tax ruling, in either case, that would have continuing effect after the Closing Date.

(i) Except as set forth on Section 3.20(i) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(j) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) an adjustment under either Section 263A, Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or foreign Law) by reason of a change in method of accounting or otherwise on or prior to the Closing Date for a taxable period ending on or prior to the Closing Date, (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) an intercompany transaction or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into or created on or prior to the Closing Date, (iv) an installment sale or open transaction disposition made on or prior to the Closing Date, (v) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, or (vi) a prepaid amount received on or prior to the Closing Date.

(k) Neither the Company nor any of its Subsidiaries has participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (and all predecessor regulations).

(l) Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.

(m) Except as provided on Section 3.20(m) of the Company Disclosure Schedules, each of the Company and its Subsidiaries is and has been since its date of formation treated as a corporation for U.S. federal income tax purposes.

(n) Neither the Company nor any of its Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign applicable Law.

(o) Neither the Company nor or any of its Subsidiaries has any material unpaid liability for Taxes, other than Taxes that are adequately covered by entries reflected on the Company Interim Balance Sheet or incurred in the Ordinary Course of Business after the date of the Company Interim Balance Sheet in amounts materially consistent with comparable periods in prior years (adjusted for changes in ordinary course business operations).

(p) The Company is not aware of any fact or circumstance and has no plan or intention to take any action or fail to take any action that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(q) Notwithstanding anything to the contrary in this Agreement, this Section 3.20 (and Sections 3.9, 3.18 and 3.21 to the extent they relate to Taxes) contain the sole representations and warranties of the Acquired Companies related to Taxes. Nothing in this Section 3.20 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, deductions, Tax credits, Tax basis or other Tax asset or attribute of the Acquired Companies in any taxable period (or portion thereof) beginning after the Closing Date or (ii) any Tax position that the Parent or any of its Affiliates (including the Acquired Companies) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date.

3.21 COVID-19. Neither the Company nor any of its Subsidiaries have received any loans or assistance pursuant to the SBA Paycheck Protection Program established by the CARES Act that have not been repaid or forgiven. To the extent the Company or any of its Subsidiaries took advantage of Deferred Payroll Taxes, the applicable entity was eligible to claim such deferral.

3.22 Product Liability; Warranties. Except as otherwise set forth on Section 3.22 of the Company Disclosure Schedules, there is no Legal Proceeding from, by or before any Governmental Entity to which the Company or any Subsidiary is a party relating to any product manufactured, distributed or sold by the Company or any of its Subsidiaries.

3.23 Brokers. Neither the Company nor any Subsidiary of the Company has retained a broker, finder, investment banker or financial advisor to act on its behalf in connection with the transactions contemplated by this Agreement, and no other Person is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company Stockholders, the Company or any Subsidiary of the Company.

3.24 Compliance with Regulation D. The Company is aware that the Parent Capital Stock to be issued pursuant to the transactions contemplated by this Agreement shall constitute “restricted securities” within the meaning of the Securities Act. At no time was any Company Stockholder solicited by means of general advertising or general solicitation in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MIDCO AND MERGER SUB

Subject to the disclosures set forth in the disclosure schedule of Parent dated as of the Agreement Date and delivered to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (each of which disclosures shall clearly indicate the Section and, if applicable, the Subsection of this Article IV to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosure shall also be deemed to be a representation and warranty made by Parent, Midco and Merger Sub to the Company under this Article IV), Parent, Midco and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1 Authorization, Execution and Enforceability.

(a) Parent, Midco and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and the other Related Agreements to which either is a party, to carry out their respective obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent, Midco and

Merger Sub of this Agreement and the other Related Agreements to which either is a party, the performance by each of its respective obligations hereunder and thereunder, and the consummation by Parent, Midco and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or other business entity action on the part of Parent, Midco and Merger Sub and no other corporate proceeding on the part of Parent, Midco or Merger Sub is necessary to authorize this Agreement or the other Related Agreements to which either is a party or to consummate the transactions contemplated hereby or thereby, except for adoption of this Agreement by the Required Parent Vote and the filing of the Certificate of Merger. This Agreement and the other Related Agreements to which Parent, Midco or Merger Sub is a party have been duly executed and delivered by Parent, Midco and/or Merger Sub and (assuming due authorization, execution and delivery by each other party hereto) constitute a legal, valid and binding obligation of Parent, Midco and Merger Sub, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.2 Organization, Power, Authority, and Good Standing of Parent, Midco and Merger Sub.

(a) Parent, Midco and Merger Sub each are corporations duly organized, validly existing and in good standing under the Laws of the state of Delaware and have all requisite corporate power and authority, and all necessary government approvals, to own, operate and lease the properties and assets now owned, operated and leased by each and to carry on their business as it is currently conducted.

(b) Parent is duly licensed or qualified to do business, and is in good standing in those jurisdictions set forth on Section 4.2(b) of the Parent Disclosure Schedules, which constitutes all the jurisdictions in which Parent owns, leases, or operates property or the nature of the business or activities currently conducted by Parent makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

(c) The Company has been furnished with true, correct and complete copies of each Organizational Document of Parent, Midco and Merger Sub. The Organizational Documents so provided are in full force and effect. None of Parent, Midco nor Merger Sub is in violation in any material respect of any of the provisions of any of its Organizational Documents.

(d) As of the Closing Date, all corporate actions taken by Parent, Midco and Merger Sub in connection with this Agreement and the other Related Agreements to which either is a party have been duly authorized (the “Parent Board Resolutions”).

4.3 No Conflicts. The execution, delivery and performance by Parent, Midco and Merger Sub of this Agreement and the other Related Agreements to which either is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of Parent, Midco or any Parent Subsidiary; (b) result in a violation or breach of any provision of any Law or

Order applicable to Parent or any Parent Subsidiary; (c) except as set forth on Section 4.3(1) of the Parent Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) give to others any right of termination, acceleration, modification, or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any Parent Subsidiary pursuant to, any Contract, except where the occurrence of any of the foregoing, either individually or together, would not have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole. No consent, approval, authorization, waiver, registration, Permit, Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement or the other Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under any Antitrust Laws and as set forth on Section 4.3(2) of the Parent Disclosure Schedules, that if not obtained would have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole. The Required Parent Vote is the only vote of the Parent Stockholders necessary or required to adopt this Agreement and the other Related Agreements to which it is a party and to approve the transactions contemplated hereby and thereby, including, without limitation, the Merger. The vote of Parent is the only vote of the stockholders of Midco and the vote of Midco is the only vote of the stockholders of Merger Sub necessary or required to adopt this Agreement and the other Related Agreements to which it is a party and to approve the transactions contemplated hereby and thereby, including, without limitation, the Merger. As of the Closing, all consents set forth on Section 4.3(3) of the Parent Disclosure Schedules have been obtained, made or given, as applicable, and remain in full force and effect, and copies have been made available to the Company.

4.4 Capitalization; Title to Shares.

(a) As of the date hereof and immediately prior to the Closing, the capital stock of Parent consists of that number of duly authorized shares of Parent Common Stock and Parent Preferred Stock and that number of issued and outstanding shares of Parent Common Stock and Parent Preferred Stock, each as are set forth on Section 4.4(a) of the Parent Disclosure Schedules (the “Parent Shares”), all of which outstanding Parent Shares are duly and validly issued and fully paid and non-assessable, and are not subject to, nor were they issued in violation of, preemptive rights created by statute, Certificate of Incorporation of Parent or Parent’s by-laws or any Contract to which Parent is a party or by which it is bound and have been offered, sold and delivered by Parent in compliance in all material respects with all applicable Laws.

(b) Except as specifically contemplated by this Agreement and the transactions specifically contemplated hereby, and as set forth on Section 4.4(b)(1) of the Parent Disclosure Schedules, there are no securities outstanding which are convertible into, exchangeable for, or carrying the right to acquire, Equity Interests of Parent. Except as set forth on Section 4.4(b)(2) of the Parent Disclosure Schedules, Parent does not have any subscriptions, warrants, options (whether compensatory or non-compensatory), calls, puts, convertible securities, restricted interests, phantom interests, stock appreciation rights, equity or equity-based rights, arrangements or commitments of any kind relating to the Equity Interests of Parent or obligating Parent to issue, sell, acquire, purchase, redeem, convert, transfer or dispose of, or cause the issuance, sale, acquisition, purchase, redemption, conversion, transfer or sale of, any of its Equity Interests or any ownership interest or rights therein. Except as specifically contemplated by this Agreement and the transactions specifically contemplated hereby, and as set forth on Section 4.4(b)(3) of the Parent Disclosure Schedules, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings or similar agreements or arrangements in effect with respect to the voting, transfer or other disposition of any of any Equity Interests of Parent.

(c) All securities issued by Parent have been issued in transactions exempt from registration under the Securities Act and the rules and regulations promulgated thereunder and all applicable state securities or “blue sky” laws.

(d) Each Parent Stockholder (i) is the record and beneficial owner of the Parent Shares set forth next to its name on Section 4.4(a) of the Parent Disclosure Schedules, (ii) has full power, right and authority, and any approval required by Law, to make and enter into this Agreement; and (iii) has good and valid title to the Parent Shares held by it, free and clear of all Liens, other than Liens arising under Certificate of Incorporation of Parent or Parent’s by-laws, this Agreement, and transfer restrictions imposed by applicable securities Laws.

4.5 Subsidiaries.

(a) Section 4.5(a) of the Parent Disclosure Schedules correctly sets forth the name of each Parent Subsidiary, the jurisdiction of its incorporation or organization, the number of duly authorized, issued, and outstanding Equity Interests of such Parent Subsidiary, and the Persons owning such Equity Interests of such Parent Subsidiary. Each Parent Subsidiary is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority to own, operate and lease the properties and assets now owned, operated and leased by it and to carry on its business as it is currently conducted. Each Parent Subsidiary is duly licensed or qualified to do business, as applicable, and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to result in a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole. No Parent Subsidiary is in default under or in violation of any provision of its Organizational Documents.

(b) All of the outstanding Equity Interests of each Parent Subsidiary are validly issued, fully paid and non-assessable (if applicable), and are not subject to, nor were they issued in violation of, preemptive rights created by statute, the Parent Subsidiary’s Organizational Documents or any Contract to which the Parent Subsidiary is a party or by which it is bound and have been offered, sold and delivered by the Parent Subsidiary in compliance in all material respects with all applicable Laws. Except as set forth on Section 4.5(a) of the Parent Disclosure Schedules, all such Equity Interests are owned by Parent or another Parent Subsidiary free and clear of any Liens and are not subject to any option or right to purchase any such Equity Interests. There are no outstanding securities convertible into, exchangeable for or carrying the right to acquire Equity Interests of any Parent Subsidiary. No Parent Subsidiary has any subscriptions, warrants, options (whether compensatory or non-compensatory), calls, puts, convertible securities, restricted interests, phantom interests, stock appreciation rights, equity or equity-based rights or other arrangements or commitments of any kind relating to the Equity Interests of such Parent Subsidiary or obligating such Parent Subsidiary to issue, sell, acquire, purchase, redeem, convert, transfer or dispose of, or cause the issuance, sale, acquisition, purchase, redemption, conversion, transfer or sale of, any Equity Interest or any ownership interest or rights therein. Except as set forth on Section 4.5(b) of the Parent Disclosure Schedules, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings or similar agreements or arrangements in effect with respect to the voting, transfer or other disposition of any Equity Interests of any Parent Subsidiary.

4.6 Financial Statements.

(a) Copies of Parent’s annual unaudited consolidated financial statements for each of the fiscal years ended December 31, 2019, December 31, 2020, and December 31, 2021, consisting of the balance sheet and the related statements of income, statements of stockholders’ equity, and statements of cash flows for the years then ended, together with the related notes and schedules thereto, or to the extent Parent was not yet in existence those of Complete Solar, Inc. and its Subsidiaries (collectively, the “Parent Annual Financial Statements”), and unaudited consolidated financial statements of Parent and its Subsidiaries as at March 31, 2022, and the related statements of income, statements of stockholders’ equity, and statements of cash flows for the quarter then ended (the “Parent Interim Financial Statements” and together with the Parent Annual Financial Statements, the “Parent Financial Statements”) are attached hereto as Section 4.6 of the Parent Disclosure Schedules. The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, subject, in the case of the Parent Interim Financial Statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material and the absence of notes.

(b) The Parent Financial Statements fairly present in all material respects the financial condition of Parent and its Subsidiaries, and the results of the operations and stockholders’ equity and cash flows of Parent and its Subsidiaries in accordance with GAAP, as of the respective dates they were prepared and for the periods indicated therein. The Parent Financial Statements were derived from and are consistent with the books and records of Parent and its Subsidiaries, and each of Parent and its Subsidiaries maintain a system of internal accounting sufficient to provide reasonable assurance that transactions are recorded in a timely manner and as necessary to permit preparation of the Parent Financial Statements in accordance with GAAP and to maintain accountability for earnings and assets. The consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2021 is referred to herein as the “Parent Balance Sheet” and the date thereof as the “Parent Balance Sheet Date” and the consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2022 is referred to herein as the “Parent Interim Balance Sheet” and the date thereof as the “Parent Interim Balance Sheet Date”.

4.7 Indebtedness. The only outstanding Indebtedness of Parent and its Subsidiaries as of the date hereof arises under the arrangements and in the amounts outstanding listed on Section 4.7 of the Parent Disclosure Schedules.

4.8 Undisclosed Liabilities.

(a) Parent and its Subsidiaries have no material Liabilities, except (i) those which are adequately reflected and reserved against on the face of the Parent Interim Balance Sheet as of the Parent Interim Balance Sheet Date, (ii) those which have been incurred in the Ordinary Course of Business since the Parent Interim Balance Sheet Date (excluding any material Liability arising as a result of any breach of any Contract, breach of warranty, tort, infringement or violation of any Law or an Order or environmental Liability), (iii) those relating to Parent’s Indebtedness that will be paid off and extinguished prior to the Closing and the transaction expenses that will be paid off and extinguished prior to or at the Closing, and (iv) those set forth on Section 4.8(a) of the Parent Disclosure Schedules.

(b) All of the accounts receivable of Parent and its Subsidiaries (i) are actual and bona fide accounts receivable arising from sales actually made or services actually performed and were incurred in the Ordinary Course of Business and (ii) are properly reflected and reserved for on Parent’s books and records and financial statements in accordance with GAAP consistently applied. Except as set forth on Section 4.8(b) of the Parent Disclosure Schedules, the accounts receivable are not subject to any material recoupments, set-offs or counter-claims, other than set-offs from the purchase of inventory by Parent or any of its Subsidiaries and returns, in each case in the Ordinary Course of Business that in the aggregate do not exceed $200,000. Except as otherwise reflected or reserved for in the Parent Financial Statements, such accounts receivable are collectible in the Ordinary Course of Business.

4.9 Absence of Certain Changes, Events and Conditions.

(a) Except as expressly contemplated by this Agreement or as set forth on Section 4.9 of the Parent Disclosure Schedules, from January 1, 2022, Parent and its Subsidiaries have operated in the Ordinary Course of Business, in a manner consistent with past practice and in compliance in all material respects with applicable Law.

(b) Except as expressly contemplated by this Agreement or as set forth on Section 4.9 of the Parent Disclosure Schedules, from January 1, 2022 until the date of this Agreement, there has not been, with respect to Parent or any of its Subsidiaries, any:

(i) event, occurrence or development that has had, or would be reasonably expected to have, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole;

(ii) amendment of or other change to the Organizational Documents of Parent or any of its Subsidiaries or any action outside of such entity’s purpose set forth in such Organizational Documents;

(iii) split, combination or reclassification of any shares of its capital stock;

(iv) issuance, sale or other disposition of any Equity Interests, or grant of any Equity Interests;

(v) change in any method of accounting or accounting practice, principle, assumption, convention or policy of Parent or any of its Subsidiaries, except as required by GAAP or applicable Law;

(vi) incurrence, assumption, guarantee or endorsement of any Indebtedness, in each case, in an amount greater than $100,000, individually, or $250,000, in the aggregate, or issuance or sale of any debt securities or guarantee any debt securities of others;

(vii) acceleration, beyond the normal collection cycle, collection of accounts receivable or delay beyond normal payment terms of any accounts payable, other than in the Ordinary Course of Business;

(viii) (A) sale, transfer, lease or other disposition of any of the assets or property shown or reflected on the Parent Balance Sheet, except inventory in the Ordinary Course of Business; (B) lease, sublease or license of any real property of Parent or any of its Subsidiaries, (C) mortgage or Lien of any property or assets of Parent or any of its Subsidiaries, other than Permitted Liens; or (D) forgiveness, cancellation or waiver of any material debts owed to or material claims held by Parent or any of its Subsidiaries;

(ix) any increase in the compensation or benefits of its employees, including any bonus payments, other than as provided for in any written agreements in effect on or prior to the date of this Agreement and listed in the Parent Disclosure Schedules;

(x) adoption, amendment or modification of any Parent Benefit Plan, the effect of which in the aggregate would increase the obligations of Parent and its Subsidiaries by more than 5% percent of its existing annual obligations to such plans;

(xi) entry into any collective bargaining agreement or other agreement or understanding or other Contract with any labor union, labor organization or other representative of employees;

(xii) hiring, transfer, or termination of the employment of any employee of Parent or any of its Subsidiaries other than: (1) a termination of employment by Parent or such Subsidiary for cause; or (2) the hiring of an employee, in the Ordinary Course of Business whose annualized compensation is less than $180,000 and whose employment is terminable at will without notice or severance requirements;

(xiii) acquisition by merger or consolidation with, or by purchase of the material assets or equity of, or by any other manner, any business or Person or any division thereof;

(xiv) adoption of any plan of merger, consolidation, reorganization, restructuring, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xv) any capital expenditure or commitment to make capital expenditure in excess of $100,000, individually, or $250,000, in the aggregate;

(xvi) entry into any Parent Material Contract, termination of any Contracts that would constitute a Parent Material Contract, or amendment or waiver of any right under any Parent Material Contract;

(xvii) failure to pay or satisfy when due any material Liability;

(xviii) waiver, release, assignment, compromise, commencement, settlement, or agreement to settle any right or pending or potential Legal Proceeding (other than a settlement solely in cash in an amount not to exceed $100,000 and paid in full prior to the Effective Time);

(xix) sale, transfer, assignment, exclusive license, abandonment, permitted to lapse or other disposition of any Parent Owned IP, other than any Parent Owned IP that is not material to, or expected to be used or useful in connection with, the business of the Parent and its Subsidiaries as currently conducted or reasonably anticipated to be conducted;

(xx) settlement or compromise of any material Tax liability, material Tax proceeding or audit, change of any Tax election or Tax method of accounting, making of any new Tax election or adoption of any material new Tax method of accounting; or

(xxi) any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

(c) Since December 31, 2021, there has not been, with respect to Parent or any of its Subsidiaries, any declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock or any agreement or commitment to do the foregoing, or any action or omission that would result in the foregoing.

4.10 Material Contracts.

(a) Section 4.10(a) of the Parent Disclosure Schedules lists each of the following Contracts that are currently in effect and binding on Parent or its Subsidiaries or any of their respective assets or properties (together with all Parent Leases listed on Section 4.12(c) of the Parent Disclosure Schedules, collectively, the “Parent Material Contracts”):

(i) any Contract involving aggregate consideration in excess of $250,000 per year or in excess of $500,000 over the remaining term of the Contract, which cannot be cancelled by Parent or the applicable Parent Subsidiary without penalty or without more than 90 days’ notice;

(ii) any Contract that relates to the sale of any of Parent’s or any of its Subsidiaries’ assets, other than inventory in the Ordinary Course of Business, for consideration in excess of $100,000;

(iii) any Contract that relates to the acquisition or divestiture of any business, a material amount of stock or other Equity Interests of any other Person, or a material amount of assets of any other Person (excluding purchases of inventory in the Ordinary Course of Business) or any real property (whether by merger, sale of stock, sale of assets or otherwise), and all partnership or joint venture agreements;

(iv) any Contract pursuant to which (A) Intellectual Property that is material to Parent and its Subsidiaries or involves consideration in excess of $250,000 is licensed to Parent or any of its Subsidiaries (other than license agreements for unmodified “off-the-shelf” software on generally standard terms and conditions involving aggregate consideration of less than $50,000) or (B) Parent or any of its Subsidiaries has granted or received an exclusive right in or to Intellectual Property;

(v) except for agreements relating to trade receivables in the Ordinary Course of Business, all mortgages, indentures, notes, bonds, letters of credit, guaranties (excluding vendor related guarantees), swaps or other Contracts relating to Indebtedness incurred or provided by Parent or any of its Subsidiaries or providing for the creation of or granting any Lien upon any of the assets or property of Parent or its Subsidiaries;

(vi) all collective bargaining agreements or agreements or understandings or Contracts with any labor organization, union, works council, association or other similar organization;

(vii) except for Contracts with vendors pursuant to which the vendor imposes restrictions and requirements on Parent or its Affiliates with respect to the use by Parent or such Affiliates of such vendor’s products, all Contracts restricting Parent or any of its Affiliates from freely engaging in any material line of business, including any Contract that limits, or purports to limit, the ability of Parent or any of its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of Parent or any of its Affiliates to sell or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status, any type of special discount rights or exclusivity;

(viii) any Contract providing for capital expenditures by Parent or any of its Subsidiaries with an outstanding amount of unpaid obligations and commitments in excess of $100,000;

(ix) any employment or consulting Contract involving annualized consideration in excess of $180,000;

(x) any Contract with any Governmental Entity (excluding Permits);

(xi) any Contract with a Related Party of Parent (other than any employment or consulting contracts (other than those covered in Section 4.10(a)(ix)), offer letters, confidentiality agreements, assignment of rights agreements and non-solicitation agreements entered into in the Ordinary Course of Business);

(xii) any Contract relating to settlement of any Legal Proceeding within the past three years or any settlement with ongoing obligations involving aggregate consideration in excess of $100,000;

(xiii) any Contract that provides for non-monetary obligations on the part of Parent or any of its Subsidiaries, the non-performance of which obligations would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole;

(xiv) any written agreement to enter into any of the foregoing; and

(xv) any other Contract, whether or not made in the Ordinary Course of Business, that is material to Parent and its Subsidiaries or the assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries.

(b) Each Parent Material Contract is in full force and effect and (assuming the due authorization, execution and delivery by the relevant counter-party) constitutes the legal, valid and binding agreement of Parent or the applicable Parent Subsidiary, and is enforceable against Parent or the applicable Parent Subsidiary and, to the Knowledge of Parent, of each other party thereto, in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to creditors’ rights generally or to general principles of equity. Except as set forth on Section 4.10(b) of the Parent Disclosure Schedules, Parent or the applicable Parent Subsidiary and, to the Knowledge of Parent, each of the other parties thereto, have performed in all material respects all obligations required to be performed by them under, and are not in breach of, or default under, in any material respect, any Parent Material Contract. To the Knowledge of Parent, no event has occurred that (with or without notice or lapse of time) would reasonably be expected to result in a breach of or violation of, or a default under, the terms of any Parent Material Contract. A true and complete copy of each Parent Material Contract, including any amendments thereto, has been made available to the Company. No party to any Parent Material Contract has exercised any termination or cancellation rights with respect thereto and neither Parent nor any of its Subsidiaries have received (or given) any written notice of the intention of any party to any Parent Material Contract to terminate, cancel, breach, amend the terms of or accelerate the maturity or performance of any Parent Material Contract or alleging invalidity or unenforceability of such Parent Material Contract. No party to any Parent Material Contract has claimed in event of “force majeure” or similar concept under any Parent Material Contract.

4.11 Customers and Vendors.

(a) Section 4.11(a) of the Parent Disclosure Schedules sets forth (i) the ten (10) largest customers of Parent and its Subsidiaries in 2021 (based on the dollar amount of sales to such customers during the twelve (12) months ended December 31, 2021) (the “Parent Material Customers”), (ii) the amount invoiced to such Parent Material Customer during such period and (iii) the percentage of total sales of the business represented by sales to each Parent Material Customer during such period. All Parent Material Customers continue to be customers of Parent and its Subsidiaries, and no Parent Material Customer has materially reduced its business with Parent and its Subsidiaries from the levels achieved between January 1, 2021 and December 31, 2021. Neither Parent nor any of its Subsidiaries have received any notice, nor does Parent or any of its Subsidiaries have any reason to believe, that any Parent Material Customer has (x) ceased or substantially reduced, or will cease or substantially reduce, use of products or services of Parent’s business or (y) sought, or is seeking, to reduce the price it will pay for the products or services of Parent’s business. No Parent Material Customer has otherwise threatened in writing to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby or otherwise.

(b) Section 4.11(b)(i) of the Parent Disclosure Schedules sets forth (i) the ten (10) largest vendors of Parent and its Subsidiaries in 2021 (based on the dollar amount of payments to such vendors during the twelve (12) months ended December 31, 2021) (the “Parent Material Vendors”) and (ii) the amount which each Parent Material Vendor invoiced Parent or its Subsidiaries during such period. Except as set forth on Section 4.11(b)(ii) of the Parent Disclosure Schedules, all Parent Material Vendors continue to be vendors of Parent and its Subsidiaries, and no Parent Material Vendor has materially reduced its business with Parent and its Subsidiaries from the levels achieved between January 1, 2021 and December 31, 2021. Neither Parent nor any of its Subsidiaries have received any notice, nor does Parent or any of its Subsidiaries have any reason to believe, that there has been any material adverse change in the price of such products, supplies or services provided by any Parent Material Vendor, or that any Parent Material Vendor will not sell products, supplies or services to Parent and its Subsidiaries at any time after the Closing Date on terms and conditions substantially the same as those used in its current sales to Parent, subject to general and customary price increases. No Parent Material Vendor has otherwise threatened in writing to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby or otherwise.

4.12 Title to Assets; Sufficiency of Assets; Real Property.

(a) Parent and its Subsidiaries have good and valid title to, or a valid leasehold interest in, all Tangible Assets that it purports to own or lease, as applicable, including those reflected in the Parent Annual Financial Statements or acquired after the Parent Balance Sheet Date, other than properties and assets sold, consumed or otherwise disposed of in the Ordinary Course of Business since the Parent Balance Sheet Date.

(b) The assets and properties owned, leased or licensed by Parent and its Subsidiaries constitute all of the assets, properties and rights necessary and sufficient for the conduct and operation of the business of Parent and its Subsidiaries as currently conducted, and the Tangible Assets of Parent are in good operating condition and repair (ordinary wear and tear excepted), and are useable for their intended purpose. The present quantities of all inventory, including raw and packing materials, work-in-progress, finished goods, supplies, parts and similar items, are reasonable in the present circumstances of the business of Parent and its Subsidiaries. Except as set forth on Section 4.12(b) of the Parent Disclosure Schedules, all such properties and assets (including leasehold interests) are free and clear of Liens, except for the Permitted Liens.

(c) Parent and its Subsidiaries own no real property. Section 4.12(c) of the Parent Disclosure Schedules is a true and complete list of: (i) the street address of each parcel of leased, subleased or licensed real property (the “Parent Leased Real Property”), and (ii) all leases for the Parent Leased Real Property, including any assignments thereof and amendments or other modifications thereto (collectively, “Parent Leases”), including the identification of the lessee and lessor thereunder. The Parent Leased Real Property constitutes all of the real property rights necessary and sufficient for the conduct and operation of Parent’s business and currently conducted. Parent or a Subsidiary of Parent has a valid leasehold interest in all Parent Leased Real Property.

(d) Parent has delivered to the Company true and complete copies of the Parent Leases. Parent (i) has paid in full all rents, deposits and other amounts due pursuant to such Parent Leases (and no security deposit or portion thereof has been applied in respect of a breach or default under any such Parent Lease that has not been redeposited in full), (ii) has not received any written notice that the fee owner of any Parent Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Parent Leased Real Property or the rents or use fees due thereunder, (iii) is not in default under any Parent Lease, and (iv) is not aware of any default by the fee owner of any Parent Leased Real Property under the applicable Parent Lease. The Parent Leases are in full force and effect. Parent does not currently sublease, license or otherwise grant any Person the right to use or occupy any Parent Leased Real Property or any portion thereof.

(e) All of the improvements on the Parent Leased Real Property are (i) in material compliance with all applicable Laws, including those pertaining to zoning, building and the disabled, (ii) in good repair and in good condition, ordinary wear and tear excepted, (iii) free from patent and, to the Knowledge of Parent, latent defects, and (iv) sufficient for the operation of Parent’s business as it is currently conducted on the Parent Leased Real Property. To the Knowledge of Parent, no part of any of the improvements on the Parent Leased Real Property encroaches on the real property of any other Person. Parent currently enjoys peaceful and undisturbed possession of the Parent Leased Real Property.

(f) There are no contractual or legal restrictions that preclude or materially restrict the ability to use any Parent Leased Real Property by Parent or any of its Subsidiaries as currently used by Parent and its Subsidiaries.

4.13 Intellectual Property.

(a) Section 4.13(a) of the Parent Disclosure Schedules lists all (i) patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations owned or purported to be owned by Parent or any of its Subsidiaries (the “Parent Registered IP”) (ii) unregistered trademarks included in the Parent Owned IP; (iii) all, if any, proprietary Software included in the Parent Owned IP (“Parent Software”); and (iv) an overview of material trade secrets held by Parent or any of its Subsidiaries. Except as set forth on Section 4.13(a) of the Parent Disclosure Schedules, and other than any Parent Registered IP which the Parent has abandoned or otherwise allowed any applicable registration to lapse, Parent or a Parent Subsidiary exclusively owns all Parent Registered IP and solely owns all other Parent Owned IP, free and clear of all Liens other than Permitted Liens. The consummation of this transaction as contemplated by this Agreement shall not affect, diminish, or terminate the ownership or use of any Parent Owned IP or other Intellectual Property used or held for use in the conduct of the business (collectively, the “Parent IP”) or Parent’s or any of its Subsidiary’s rights to use Parent IP on the same basis as prior to the consummation of the transaction as contemplated by this Agreement. No current or former partner, director, officer, or employee of Parent or any of its Subsidiaries will, after giving effect to each of the transactions contemplated in this Agreement, own or retain any ownership rights in or to, have the right to receive any royalty or other payment with respect to, any of the Parent Owned IP.

(b) To the Knowledge of Parent, the Parent Owned IP is valid, subsisting, and enforceable. Parent and each of its Subsidiaries owns or has the right or license to use all of the Intellectual Property used in its business as currently conducted free and clear of all Liens other than Permitted Liens.

(c) Except as set forth on Section 4.13(c) of the Parent Disclosure Schedules, (i) neither Parent or its Subsidiaries, nor the conduct of their respective businesses, have infringed, misappropriated or otherwise violated the Intellectual Property of any Person, and (ii) to the Knowledge of Parent, no Person has infringed, misappropriated or otherwise violated any Parent IP. There are no pending Orders received by Parent or any of its Subsidiaries alleging that Parent or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Parent Owned IP. Except as set forth on Section 4.13(c) of the Parent Disclosure Schedules, Parent and its Subsidiaries have not received any written claim, “cease and desist” letter, or like correspondence from any Person alleging that Parent or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of any Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Parent Owned IP.

(d) Except as set forth on Section 4.13(d) of the Parent Disclosure Schedules, all employees, contractors and agents of Parent and its Subsidiaries involved in the conception, development, authoring, creation, or reduction to practice of any material Intellectual Property for Parent or any of its Subsidiaries have executed agreements that assign such employee’s, contractor’s or agent’s rights in and to such Intellectual Property to Parent or a Parent Subsidiary, and Parent has provided copies of such agreements to the Company. Parent has taken commercially reasonable measures to protect the confidentiality of trade secrets and confidential information used in the business of Parent and its Subsidiaries as currently conducted and as proposed to be conducted.

(e) No source code for any Parent Software has been delivered, licensed, or made available to any escrow agent as of the Closing Date. Parent and its Subsidiaries have no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Parent Software to any escrow agent or other Person. No event has occurred and no circumstance or condition exists that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Parent Software to any Person.

(f) Parent has not embedded, used or distributed any Open Source Materials, “copyleft” or community source code in connection with any of its products or services that are generally available or in development in any manner that would restrict the ability of Parent to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require, (i) any Parent Owned IP (other than the Open Source Material itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Parent Owned IP; or (iii) any other limitation, material restriction or condition on the right of Parent with respect to its use or distribution of any Parent Owned IP.

(g) Parent and its Subsidiaries own, lease or license IT Systems of a sufficient quantity and size to operate the business in all material respects as currently conducted and as proposed to be conducted. Parent and its Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of data and information, including having disaster recovery plans, procedures and facilities, and, as applicable, taking steps to implement such plans and procedures, including by implementing plans and procedures (i) that manage mobile devices, including those provided to employees or contractors by Parent or any of its Subsidiaries and those provided by such individuals themselves, (ii) that provide continuous monitoring and alerting of material problems or issues with the IT Systems, and (iii) that periodically monitor network traffic for threats and scan and assess vulnerabilities in the IT Systems. To the Knowledge of Parent, the computer systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components intentionally designed to permit (1) unauthorized access to a computer or network, (2) unauthorized disablement or erasure of software, hardware or data, or (3) any other similar type of unauthorized activities. Except as set forth on Section 4.13(g) of the Parent Disclosure Schedules, in the past three (3) years, there has been no failure, substandard performance, or breach of any computer systems of Parent, its Subsidiaries or its contractors that has caused any material disruption to the business of Parent or resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by Parent. Parent has taken reasonable technical, administrative, and physical measures to protect the integrity and security of the computer systems and the data stored thereon from unauthorized use, access, or modification by third parties.

(h) Parent and its Subsidiaries are, and have been, in compliance in all material respects with all applicable Privacy/Data Security Requirements and all Personal Information collected, stored, acquired, used or otherwise processed by Parent or its Subsidiaries can be used by Parent after the Closing in the manner presently used and in a manner consistent with the past practices of Parent.

(i) Parent and its Subsidiaries have not provided or been legally required to provide any notice to data owners or a Governmental Entity in connection with any unauthorized access, use, or disclosure of Personal Information. With respect to all Personal Information collected, stored, acquired, used or otherwise processed in the business of Parent, to the Knowledge of Parent, no consents or approvals of, or filings or registrations with, any Governmental Entity or any other Person are required to be made or obtained in connection with the execution, delivery or performance of this Agreement, or to consummate the transactions contemplated hereby.

4.14 Insurance. Section 4.14 of the Parent Disclosure Schedules sets forth a list, as of the date hereof, of all insurance policies maintained by Parent and its Subsidiaries or with respect to which Parent is a named insured or otherwise the beneficiary of coverage, setting forth the name of the insurer(s), the holder of each such policy, the nature of coverage, and the expiration dates thereof (collectively, the “Parent Insurance Policies”). Such Parent Insurance Policies are valid and binding and in full force and effect on the date of this Agreement and all premiums due on such Parent Insurance Policies have been paid, and Parent and its Subsidiaries have not been issued or received any written notice of cancellation, modification or termination in respect of any such Parent Insurance Policies nor is Parent or any of its Subsidiaries in material default thereunder. True, correct and complete copies of the Company Insurance Policies have been made available to the Company. Parent and its Subsidiaries maintain, and have maintained at all times in the past three (3) years, insurance against liabilities, claims, and risks of a nature and in such amounts as are normal and customary for comparable entities in their industry. Such policies are sufficient for compliance with all applicable Laws and all Contracts to which Parent or any of its Subsidiaries is a party or by which any of such Persons is bound in all material respects. Except as set forth on Section 4.14 of the Parent Disclosure Schedules, there is no material claim by Parent or any of its Subsidiaries currently pending under any such insurance as to which coverage has been denied or disputed by the insurers of such policies, nor has Parent or any of its Subsidiaries failed to give notice in a proper and timely manner of any matter capable of coverage under such insurance. With respect to such insurance, all coverage limits, deductibles and self-insured retention amounts, as applicable, are commercially reasonable.

4.15 Legal Proceedings; Orders.

(a) Except as set forth on Section 4.15(a) of the Parent Disclosure Schedules, there are no, and during the three (3)-year period prior to the Closing Date there have not been any, Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, nor, to the Knowledge of Parent, is there any basis for any such Legal Proceeding, (i) affecting any of its properties or assets (or against the Parent Stockholders or any Affiliate thereof and relating to Parent or any of its Subsidiaries) or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. There is no Legal Proceeding by Parent or any Parent Stockholder or any Affiliate thereof pending, or which Parent, any Parent Stockholder or any Affiliate thereof has commenced preparations to initiate, against any other Person in connection with the business of Parent and its Subsidiaries.

(b) There are no material outstanding Orders and no unsatisfied judgments, penalties or awards against or affecting Parent or any of its Subsidiaries or any of their respective properties or assets. To the Knowledge of Parent, no officer or other employee of Parent or any of its Subsidiaries is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct any activity or practice relating to the Company’s business.

4.16 Compliance with Laws; Permits.

(a) Parent and its Subsidiaries and their respective officers, directors, managers, stockholders, agents and employees are, and during the three-year period prior to the Closing Date have been, in material compliance with all Laws and Orders applicable to Parent’s business, properties or assets and, to the Knowledge of Parent, none of Parent, its Subsidiaries or any of their respective officers, directors, managers, stockholders, agents or employees is under investigation with respect to any violation of any Law or Order applicable to Parent’s business, properties or assets. Parent maintains adequate internal controls and has implemented and maintains policies and procedures to detect and prevent any misconduct or violations of applicable Laws.

(b) Neither Parent, its Subsidiaries, nor, to the Knowledge of Parent, any of their respective officers, directors, managers, stockholders, agents or employees have received any notification, Order, complaint or other communication from any Governmental Entity that has not yet been fully resolved asserting that Parent, its Subsidiaries or such Person is not in compliance, in any material respect, with any Law and, to the Knowledge of Parent, there is no basis for any such notification, Order, complaint or other communication.

(c) Section 4.16(c) of the Parent Disclosure Schedules sets forth each material Permit held by Parent or its Subsidiaries. Parent and its Subsidiaries have all Permits required for Parent and its Subsidiaries to conduct their business as presently conducted and to own its properties and such Permits are valid and in full force and effect. Parent and its Subsidiaries are in compliance in all material respects with the terms, provisions, and conditions of the Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the Knowledge of Parent, threatened.

4.17 Environmental Matters. Except as set forth on Section 4.17 of the Parent Disclosure Schedules:

(a) Parent and its Subsidiaries are and for the past three (3) years have been, in material compliance with all Environmental Laws and material Permits issued under Environmental Laws, and possess all material Permits required by Environmental Laws for the operation of their business.

(b) All material violations of Environmental Laws by Parent and its Subsidiaries, if any, have been fully and finally resolved to the satisfaction of all Governmental Entities with jurisdiction over such matters without any ongoing material obligations.

(c) To the Knowledge of Parent, there have not been any material Releases of Hazardous Materials from the assets of Parent and its Subsidiaries, or for which Parent and its Subsidiaries are responsible, that require material uncompleted remediation or give rise to any material Liability under any Environmental Law (except those, if any, that have been fully and finally resolved).

(d) Neither Parent nor any of its Subsidiaries is subject to any pending or threatened (in writing) action, suit, demand, notice of noncompliance, notice of liability, proceeding, or claim related to any actual or alleged non-compliance with, or Liability or obligation under, Environmental Laws, that could reasonably be expected to result in any material Liability under Environmental Laws with respect to Parent or its Subsidiaries.

4.18 Employee Benefit Matters.

(a) Section 4.18(a) of the Parent Disclosure Schedules contains a list of any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other material employee benefit plan, program or arrangement which is sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Affiliates or with respect to which Parent or any of its Affiliates could have any direct or indirect liability, or has been so sponsored, maintained or contributed to within the last six (6) years by Parent or any of its Affiliates (whether or not material, each, a “Parent Benefit Plan”). With respect to each Parent Benefit Plan, Parent has made available to the Company accurate, current and complete copies of each of the following: (i) where the Parent Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Parent Benefit Plan has not been reduced to writing, a written summary of all material plan terms, and, as applicable (iii) current summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent report filed on Form 5500, and all related trust or funding agreements associated with such Parent Benefit Plan.

(b) To the Knowledge of Parent, each Parent Benefit Plan and related trust, insurance contract or fund has been administered and operated in material compliance with (i) its terms and (ii) the applicable provisions of ERISA, Patient Protection and Affordable Care Act of 2010, the Code and all other applicable Laws. Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Parent Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Parent Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code. Parent has provided to the Company a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Parent Qualified Benefit Plan, and, to the Knowledge of Parent, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service. Except as set forth on Section 4.18(b) of the Parent Disclosure Schedules, all benefits, contributions and premiums required by and due under the terms of each Parent Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Parent Benefit Plan, the terms of all applicable Laws and GAAP.

(c) None of Parent or any of its Affiliates contributes to or has at any time within the previous six years contributed to or had an obligation to contribute to, and no Parent Benefit Plan is: (i) a “multi-employer plan” (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) a “multiple employer plan” as defined in Section 413(c) of the Code.

(d) Other than as required under Section 4980B of the Code or other applicable Law, no Parent Benefit Plan provides, and none of Parent or any of its Affiliates have an obligation to provide, any benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e) There is no pending or, to the Knowledge of Parent, threatened action or other Legal Proceeding relating to a Parent Benefit Plan. No Parent Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Entity.

(f) Except as set forth on Section 4.18(f) of the Parent Disclosure Schedules, or as expressly contemplated by the terms of this Agreement, no Parent Benefit Plan exists that could: (i) result in payment becoming due to any Employee, director or consultant of any money or other property or materially increase any benefits otherwise payable by Parent or any of its Affiliates; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee, director or consultant, except as a result of any partial plan termination resulting from this Agreement; or (iii) limit or restrict the ability of Parent or its Affiliates to merge, amend or terminate any Parent Benefit Plan, in each case, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth on Section 4.18(f) of the Parent Disclosure Schedules, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(g) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code is listed in Section 4.18(g) of the Parent Disclosure Schedules and has at all times been administered in documentary and operational compliance with the requirements of Section 409A of the Code and the applicable Treasury Regulations and Internal Revenue Service guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code. None of Parent or any of its Affiliates has any obligation to gross-up or otherwise reimburse any service provider of Parent for any tax incurred by such Person pursuant to Sections 4999 or 409A of the Code.

4.19 Employment Matters.

(a) Section 4.19(a)(1) of the Parent Disclosure Schedules sets forth each employee’s: (i) name; (ii) job title; (iii) date on which his or her employment commenced; (iv) site of employment; (v) status as exempt or non-exempt under the Fair Labor Standards Act and applicable state wage law(s); and (vi) co- or joint-employment relationship with any party, as applicable. Section 4.19(a)(2) of the Parent Disclosure Schedules sets forth each consultant and independent contractor engaged by Parent or its Subsidiaries, including such Person’s name and compensation.

(b) Parent and its Subsidiaries are not, and never have been, a party to, or bound by, any collective bargaining or other Contract with a labor union or other organization or representative representing any of its employees and no such agreement is being negotiated. To the Knowledge of Parent, there are no current union organizing efforts or representational demands involving the employees of Parent or its Subsidiaries and, to the Knowledge of Parent, there have been no such efforts or demands in the three (3) years prior to the date hereof. In the three (3) years prior to the date hereof, there has not been, nor, to the Knowledge of Parent, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting Parent or any of its Subsidiaries.

(c) Parent and its Subsidiaries are, and have been at all times in the three (3) years prior to the date hereof, in material compliance with all applicable Laws relating to labor and employment, including all such Laws relating to terms and conditions of employment, wages and hours, rest and meal breaks, overtime payments, compliance with the Fair Labor Standards Act and similar state and local laws, recordkeeping, employee notices, expense reimbursement, employee classification, non-discrimination, non-harassment, non-retaliation, employee benefits, employee leave, payroll documents, pay stubs, record retention, expense reimbursement, employee notices, equal opportunity, immigration, occupational health and safety, the WARN Act, severance, termination or discharge, collective bargaining, government contractor and subcontractor compliance, the payment of employee welfare and retirement benefits, and the full payment of all required social security contributions and Taxes. All wages, overtime payments, bonuses and other compensation, if any, due and payable as of the Closing Date to all Employees and all other present and former employees and contractors of Parent or its Subsidiaries has been paid in full, or will be paid in full, to such individuals prior to the Closing.

(d) Except as set forth on Section 4.19(d) of the Parent Disclosure Schedules, there are no actions, suits, claims, grievances, charges, arbitrations, investigations, audits, or other Legal Proceedings against Parent or its Subsidiaries pending, or to the Knowledge of Parent, threatened to be brought or filed, by or with any Governmental Entity in connection with the employment or engagement or termination of employment or engagement of any current or former employee or contractor of Parent or its Subsidiaries, including, without limitation, any claim relating to wages and hours, unfair labor practices, employment discrimination, meal or rest breaks, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

4.20 Taxes. Except as set forth on Section 4.20 of the Parent Disclosure Schedules:

(a) Parent and each of its Subsidiaries have duly and timely filed (taking into account any valid extensions) all material Tax Returns required to be filed by Parent or such Subsidiary, as applicable, within the time and in the manner required by applicable Law (giving regard to valid extensions). Such Tax Returns are true, complete and correct in all material respects. Neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return (other than ordinary course extensions of time to file Tax Returns). All material Taxes due and owing by Parent or any of its Subsidiaries or for which Parent or any of its Subsidiaries may be liable have been duly and timely paid (whether or not such Taxes are reflected on a Tax Return) and the Company is not delinquent in the payment of such Taxes.

(b) No extensions or waivers of statutes of limitations have been given or requested with respect to the assessment or collection of any material Taxes of Parent or any of its Subsidiaries (other than ordinary course extensions of time to file Tax Returns).

(c) There are no Liens on any of the assets of Parent or any of its Subsidiaries attributable to Taxes other than statutory Liens for Taxes that are not yet due and payable.

(d) There are no ongoing Legal Proceedings by any taxing authority against Parent or any of its Subsidiaries. There is no claim in writing against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed in writing or, to the Knowledge of Parent, threatened with respect to any Taxes or Tax Returns of or with respect to Parent or any of its Subsidiaries.

(e) Neither Parent nor any of its Subsidiaries is a party to or bound by any Tax sharing, allocation or indemnity agreements or arrangements (except, for the avoidance of doubt, any agreement or arrangement the principal purpose of which does not relate to Tax). Neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Law) or as a transferee or successor (other than a member of the consolidated group of which Parent is the common parent (the “Parent Consolidated Group”)). Other than the Parent Consolidated Group, neither Parent nor any of its Subsidiaries has been a member of a Consolidated Group for U.S. federal or state income tax purposes.

(f) All material Taxes which Parent or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and paid to the applicable Governmental Entity and Parent and each of its Subsidiaries has substantially complied with all applicable legal requirements in connection therewith, such as information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(g) Neither Parent nor any of its Subsidiaries has received a written notice from any Governmental Entity with which Parent or any of its Subsidiaries does not currently file a particular Tax Return indicating that Parent or any of its Subsidiaries is or may be required to pay a particular Tax to, or file a particular Tax Return with, that Governmental Entity.

(h) Neither Parent nor any of its Subsidiaries (A) is a party to any “closing agreements” described in Section 7121 of the Code (or any comparable provision of state, local or foreign Law) or (B) has requested or received any Tax ruling, in either case, that would have continuing effect after the Closing Date.

(i) Except as set forth on Section 4.20(i) of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(j) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) an adjustment under either Section 263A, Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or foreign Law) by reason of a change in method of accounting or otherwise on or prior to the Closing Date for a taxable period ending on or prior to the Closing Date, (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) an intercompany transaction or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into or created on or prior to the Closing Date, (iv) an installment sale or open transaction disposition made on or prior to the Closing Date, (v) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, or (vi) a prepaid amount received on or prior to the Closing Date.

(k) Neither Parent nor any of its Subsidiaries has participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (and all predecessor regulations).

(l) Neither Parent nor any of its Subsidiaries is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.

(m) Each of Parent and its Subsidiaries is and has been since its date of formation treated as a corporation for U.S. federal income tax purposes.

(n) Neither the Parent nor any of its Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign applicable Law.

(o) Neither Parent nor or any of its Subsidiaries has any material unpaid liability for Taxes, other than Taxes that are adequately covered by entries reflected on the Parent Interim Balance Sheet or incurred in the Ordinary Course of Business after the date of the Parent Interim Balance Sheet in amounts materially consistent with comparable periods in prior years (adjusted for changes in ordinary course business operations).

(p) Parent is not aware of any fact or circumstance and has no plan or intention to take any action or fail to take any action that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(q) Notwithstanding anything to the contrary in this Agreement, this Section 4.20 (and Sections 4.9, 4.18 and 4.21 to the extent they relate to Taxes) contain the sole representations and warranties of Parent and its Subsidiaries related to Taxes.

4.21 COVID-19. Neither Parent nor any of its Subsidiaries have received any loans or assistance pursuant to the SBA Paycheck Protection Program established by the CARES Act that have not been repaid or forgiven. To the extent Parent or any of its Subsidiaries took advantage of Deferred Payroll Taxes, the applicable entity was eligible to claim such deferral.

4.22 Product Liability; Warranties. Except as otherwise set forth on Section 4.22 of the Parent Disclosure Schedules, there is no material action, suit, or proceeding from, by or before any Governmental Entity to which Parent or any Subsidiary is a party relating to any product manufactured, distributed or sold by Parent or any of its Subsidiaries prior to the date hereof.

4.23 Brokers. Neither Parent nor any Subsidiary of Parent has retained a broker, finder, investment banker or financial advisor to act on its behalf in connection with the transactions contemplated by this Agreement, and no other Person is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent Stockholders, Parent or any Subsidiary of Parent.

ARTICLE V

STOCKHOLDER AND TAX MATTERS

5.1 Stockholder Notice.

(a) Within ten (10) Business Days following the Agreement Date, the Company shall prepare, with the cooperation of Parent, and send to each Company Stockholder (other than the Company Stockholders who previously executed the Company Stockholder Approval), a notice (as it may be amended or supplemented from time to time, the “Company Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, and (iii) an information statement to the Company Stockholders. The Company Stockholder Notice shall include (x) a statement to the effect that the Company Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby, and (y) such other information as Parent and the Company may agree is required or advisable under the DGCL to be included therein. Following the mailing of the Company Stockholder Notice, no amendment or supplement to the Company Stockholder Notice shall be made by the Company without the prior written approval of Parent. Each of Parent and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Parent or its counsel, may be required or advisable to be included under the DGCL in the Company Stockholder Notice or in any amendment or supplement thereto, and Parent and the Company agree to cause their respective Representatives to cooperate in the preparation of the Company Stockholder Notice and any amendment or supplement thereto.

(b) Within ten (10) Business Days following the Agreement Date, Parent shall prepare, with the cooperation of the Company, and send to each Parent Stockholder (other than the Parent Stockholders who previously executed the Parent Stockholder Approval), a notice (as it may be amended or supplemented from time to time, the “Parent Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, and (iii) an information statement to the Parent Stockholders. The Parent Stockholder Notice shall include (x) a statement to the effect that the Parent Board had unanimously recommended that the Parent Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby, and (y) such other information as Parent and the Company may agree is required or advisable under the DGCL to be included therein. Following the mailing of the Parent Stockholder Notice, no amendment or supplement to the Parent Stockholder Notice shall be made by Parent without the prior written approval of the Company. Each of Parent and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of the Company or its counsel, may be required or advisable to be included under the DGCL in the Parent Stockholder Notice or in any amendment or supplement thereto, and Parent and the Company agree to cause their respective Representatives to cooperate in the preparation of the Parent Stockholder Notice and any amendment or supplement thereto.

(c) Prior to the Effective Time, the Company shall provide the Company Stockholders (other than the Company Stockholders so notified pursuant to Section 5.1(a)) with valid and timely notification of the Merger to the extent required by the terms and conditions of this Agreement, the Organizational Documents, any Laws, or any agreement or instruments governing the Equity Interests of the Company (other than the Company Capital Stock).

5.2 Tax Matters.

(a) Preparation of Tax Returns.

(i) The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns that are required to be filed by the Company or any of its Subsidiaries (taking into account any extension properly obtained) on or before the Closing Date (“Company Prepared Returns”). All Company Prepared Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company or its applicable Subsidiary with respect to such items, except as otherwise required by applicable Law. At least twenty (20) days prior to filing a Company Prepared Return that is an income or other material Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review, comment and approval (not to be unreasonably withheld, conditioned or delayed) and shall make such revisions to such Tax Returns as are reasonably requested by Parent. Prior to the Closing Date, neither the Company nor its Subsidiaries shall initiate any discussions with a Governmental Entity with respect to Taxes, or enter into any voluntary disclosures with respect to Taxes, without prior written notice to Parent.

(ii) Parent shall prepare or cause to be prepared and file or cause to be filed, at the expense of the Company Stockholders, all Tax Returns for the Company and its Subsidiaries for a Pre-Closing Tax Period or Straddle Period that are required to be filed after the Closing Date (the “Parent Prepared Returns”). All such Parent Prepared Returns that are not for a Straddle Period shall be prepared in a manner consistent with the Company’s past practice, except (x) as otherwise required by applicable Law or (y) to the extent that any such deviation from past practice could not reasonably be expected to give rise to a claim for indemnification under this Agreement. At least twenty (20) days prior to filing a Parent Prepared Return that could not reasonably be expected to give rise to a claim for indemnification under this Agreement, Parent shall submit a copy of such Tax Return to the Stockholder Representative for its review, comment and approval (not to be unreasonably withheld, conditioned or delayed) and shall make such revisions to such Tax Returns as are reasonably requested by the Stockholder Representative.

(b) Cooperation. The parties shall cooperate fully, as and to the extent reasonably requested by each other, in connection with the filing of any Tax Returns with respect to the Acquired Companies or their operations and any pending or threatened audit, Legal Proceeding or assessment with respect thereto or to Taxes owed by any Acquired Company. In furtherance of the foregoing, the Company (prior to Closing) and the Stockholder Representative (after Closing) agree to cooperate with Parent and provide any relevant information within their possession requested by Parent that is reasonably necessary for Parent to determine the limitations, if any, on any of the Company’s Tax loss carryforwards under Sections 382, 383 and 384 of the Code or any similar provision of Law of any other jurisdiction applicable to any of the Acquired Companies.

(c) Transfer Taxes. All Transfer Taxes incurred as a result of the transactions contemplated in this Agreement shall be borne fifty percent (50%) by the Company and fifty percent (50%) by Parent. The party responsible under applicable law shall file all related Tax Returns and each of Parent, the Stockholder Representative, and the Company Stockholders shall cooperate in connection with any such filings; provided that the Stockholder Representative shall have no obligation to prepare or file any Tax Returns.

(d) Tax Treatment. The Merger is intended to be treated and qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to constitute, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and Section 1.368-3. Each of Parent, the Company, and the Stockholder Representative shall report the Merger consistent with the Intended Tax Treatment on its U.S. federal income Tax Return for the taxable year including the Closing Date and shall file all applicable U.S. state and local income Tax Returns in a manner consistent with the foregoing unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or comparable provisions of state or local Law). Neither of the Company, nor Parent, nor Midco, nor Merger Sub, nor the Stockholder Representative shall (and after the Closing, Parent shall not permit the Company or any other Affiliate of Parent to) knowingly take any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(e) Tax Contests. The parties shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other party of any liability with respect to such Tax Contest except to the extent such party was actually prejudiced as a result thereof. Following the Closing, Parent shall control any Tax Contest that relates to the Company. To the extent that any such Tax Contest relates to a Pre-Closing Tax Period or could give rise to an indemnification claim under Section 8.2(a), then (i) the Stockholder Representative, at the cost and expense of the Company Indemnitors, shall have the right to participate in any such Tax Contest and (ii) Parent shall not settle or otherwise compromise such Tax Contest without the Stockholder Representative’s written consent, which shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, the provisions of this Section 5.2(e), and not those of Section 8.4, shall apply in the case of any Tax Contest.

(f) Post-Closing Actions. Without the Stockholder Representative’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), neither Parent nor its Affiliates (including the Acquired Companies) shall amend any Tax Return, consent to the waiver or extension of the statute of limitations relating to Taxes of the Acquired Companies for any Pre-Closing Tax Period, compromise or settle any Tax liability, or participate in any sponsored voluntary compliance, amnesty, self-correction or similar program, in each case if such action relates solely to any Pre-Closing Tax Period, and could have the effect of materially increasing the Tax liability, including through an indemnification claim under this Agreement, of the Company Indemnitors in respect of any Pre-Closing Tax Period.

(g) Conventions. The determination of “Unpaid Company Pre-Closing Taxes” shall be calculated in accordance with the following assumptions (whether or not the Tax Returns described in Section 5.2(a) are in fact prepared in accordance with these assumptions):

(i) The taxable years of the Acquired Companies end as of the Calculation Time;

(ii) No Taxes are incurred by the Acquired Companies after the Calculation Time outside the Ordinary Course of Business (other than as explicitly contemplated by this Agreement);

(iii) The Company makes a timely election under Revenue Procedure 2011-29, 2011-18 I.R.B. 746, to apply the seventy percent (70%) safe-harbor to any Company Closing Third Party Expenses that are “success based fees” as defined in Treasury Regulation Section 1.263(a)-5(f);

(iv) To the extent “more-likely-than-not” deductible under applicable Law, all Transaction Tax Deductions are deducted on Tax Returns for the taxable period that ends (or is deemed to end) as of the Calculation Time; and

(v) To the extent permitted by applicable Law, any net operating losses of the Acquired Companies arising in taxable periods ending (or deemed to end) on or prior to the Calculation Time are applied against income arising in Pre-Closing Tax Periods.

(h) Straddle Periods. For purposes of this Agreement, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period. For the avoidance of doubt, for purposes of allocating Taxes imposed under Section 951A of the Code in respect of a Subsidiary of Parent or the Company, the “qualified business asset investment” (as such term is used in Section 951A(d) of the Code) in respect of the Pre-Closing Tax Period shall equal the product of (i) the Subsidiary’s “qualified business asset investment” (as defined in Section 951A(d)(1) of the Code) for the taxable year of the Subsidiary that includes the Closing Date (determined as though such taxable year ended on the Closing Date), and (ii) a fraction, the numerator of which is the number of days in the portion of such taxable year ending on the Closing Date and the denominator of which is the total number of days in such taxable year.

5.3 Allocation Schedule.

(a) The Company shall prepare and deliver to Parent a spreadsheet (the “Allocation Schedule”) at least five (5) Business Days prior to the Closing and reasonably satisfactory to Parent, which Allocation Schedule shall be dated as of the Closing Date and shall set forth all of required data and information specified in the form set forth on Schedule D attached hereto.

(b) The Allocation Schedule shall be accompanied by reasonably detailed back-up documentation for the calculations contained therein. The Company shall make available to Parent and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Allocation Schedule and reasonable access to employees of the Company and its Subsidiaries as Parent may reasonably request in connection with its review of the Allocation Schedule, and will otherwise cooperate in good faith with Parent’s and its Representatives review and shall take into consideration in good faith any comments of Parent on the Allocation Schedule. Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Allocation Schedule, as applicable; provided that such revised Allocation Schedule be only revised to fix any manifest errors in the calculations contained in the Allocation Schedule or scrivener’s error in the creation of the Allocation Schedule.

5.4 Indemnification of Directors and Officers of the Company.

(a) During the period commencing on the Closing Date and ending six (6) years after the Effective Time, the Surviving Corporation and its successors shall, and Parent and Midco shall cause the Surviving Corporation and its successors to, fulfill their obligations to the present and former members of the Company Board, present and former managers and present and former officers of the Company and each of its Subsidiaries (such directors, managers and officers being herein called the “Company Indemnitees”) pursuant to the terms of the Organizational Documents as in effect on the Agreement Date and any indemnification agreements between the Company or any of its Subsidiaries and such Company Indemnitees set forth on Section 5.4(a) of the Company Disclosure Schedule (such obligations, collectively, the “D&O Indemnifiable Matters”). Notwithstanding the foregoing, the obligations of Parent, Midco and the Surviving Corporation or its successors in respect of the D&O Indemnifiable Matters (i) shall be subject to any limitation imposed by applicable Law, the terms of the Organizational Documents and/or the terms of the applicable indemnification agreement and (ii) shall not be deemed to release any Company Indemnitee who is also an officer, manager or director of the Company or any of its Subsidiaries from his or her obligations pursuant to this Agreement or any Related Agreement to which such Person is a party.

(b) Prior to the Effective Time, the Company shall purchase and fully pay for an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage in a form reasonably acceptable to Parent and Midco that shall provide the Company Indemnitees with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the Company Indemnitees than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”), which shall provide coverage for six (6) years following the Effective Time and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured persons than the terms of, the cyber security insurance coverage currently maintained by the Company. Neither Parent nor Midco shall, and shall cause the Surviving Corporation to not, take any action to eliminate such D&O Tail Policy. The cost of any D&O Tail Policy shall be considered a Third Party Expense for purposes of this Agreement. At or prior to the Closing, the Company shall provide a copy of the D&O Tail Policy to Parent, along with written confirmation from the insurance provider that the D&O Tail Policy will be bound at Closing.

(c) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.4 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 5.4 applies without the consent of such affected Company Indemnitee, it being understood and agreed that the Company Indemnitees are intended to be express third party beneficiaries of this Agreement.

5.5 Securities Law Exemption; Transfer Restrictions; Stop-Transfer Instructions, Securities Law Compliance.

(a) Each of the parties hereto shall use its reasonable best efforts to cause the issuance of all shares of Parent Capital Stock contemplated by this Agreement in connection with the Merger to validly qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act and any applicable state “blue sky” securities laws.

(b) The shares of Parent Capital Stock constitute “restricted securities” under the Securities Act, and may not be transferred absent valid and effective registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws. All shares of Parent Capital Stock issued in connection with this Agreement shall bear a legend or legends referencing restrictions applicable to such shares under applicable securities Laws and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred within the United States, unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act.”

(c) To ensure compliance with the restrictions imposed by this Agreement, Parent may issue appropriate “stop-transfer” instructions to its transfer agent. Parent shall not be required (i) to transfer on its books any shares of Parent Capital Stock that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or the requirements of the Securities Act or any applicable State Act or (ii) to treat as owner of such shares of Parent Capital Stock, or to accord the right to vote or pay dividends, to any purchaser or other transferee to whom such shares of Parent Capital Stock has been purportedly so transferred.

5.6 Omnibus Incentive Plan. Effective as of the Closing Date, Parent shall adopt the Complete Solaria, Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”), substantially in the form attached hereto as Exhibit J. The Omnibus Incentive Plan shall provide for the reservation for issuance of a number of shares of Parent Common Stock as set forth in the Omnibus Incentive Plan.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Conduct of the Business of the Company and Parent. During the period from the Agreement Date and continuing until the earlier of the valid termination of this Agreement and the Effective Time, each of the Company and Parent shall, and shall cause each of their respective Subsidiaries to:

(a) subject to applicable Law, conduct its business solely in the Ordinary Course of Business (except to the extent expressly provided otherwise herein or as consented to in writing by the other party hereto (which consent will not be unreasonably withhold, conditioned, or delayed));

(b) use commercially reasonable efforts to (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) collect accounts receivable when due and not extend credit, discounts, accommodations or concessions outside of the Ordinary Course of Business, (iii) sell its or any of its Subsidiaries products and services consistent with past practice as to discounting, license, service, warranty, and maintenance terms, incentive programs and revenue recognition and other terms and (iv) preserve intact its present business organizations, keep available the services of its present officers and Employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;

(c) ensure that each of its Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the transactions contemplated hereby, including the Merger, and shall give reasonable advance notice to the other parties hereto prior to allowing any Company Material Contract or Parent Material Contract, as applicable, or right thereunder to lapse or terminate by its terms;

(d) promptly notify the other parties hereto of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(e) promptly notify the other parties hereto of any notice or other communication from any Governmental Entity (i) relating to the Merger, (ii) indicating that a Permit is or about to be revoked or (iii) indicating that a Permit is required in any jurisdiction in which such Permit has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Parent (following the Effective Time) or the Company and its Subsidiaries, taken as a whole.

6.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 6.1 and subject to applicable Law, except (i) as expressly set forth on Section 6.2 of the Company Disclosure Schedule, (ii) as expressly contemplated by the terms hereof or (iii) as consented to in advance in writing by Parent (in the case of the Company) or the Company (in the case of Parent), which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the Agreement Date and continuing until the earlier of the valid termination of this Agreement and the Effective Time, (a) the Company shall not, and shall cause each of its Subsidiaries not to, take any action (or omit to take any action) that would, if such action or omission had occurred prior to the Agreement Date, have been required to be listed on Section 3.9 of the Company Disclosure Schedules and (b) Parent shall not, and shall cause each of its Subsidiaries not to, take any action (or omit to take any action) that would, if such action or omission had occurred prior to the Agreement Date, have been required to be listed on Section 4.9 of the Parent Disclosure Schedules. Nothing in this Section 6.2 is intended to or shall cause Parent or Midco to directly or indirectly control the Company or any of its Subsidiaries in violation of any Antitrust Law.

6.3 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the valid termination of this Agreement and the Effective Time, each of the Company, on the one hand, and Parent, on the other hand, will not, and will cause its respective Subsidiaries not to, nor will it authorize or permit any of its or its Subsidiaries’ Representatives to, directly or indirectly, (i) solicit, willingly encourage others to solicit, or willingly encourage, induce, facilitate, engage in or accept any discussions, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions), discussions or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal or withdraw or propose to withdraw its approval and recommendation in favor of this Agreement or (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal. Each of the Company on the one hand, and Parent, on the other hand, will, and will cause their respective Subsidiaries and their Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal.

(b) The Company or Parent, as applicable, shall immediately (but in any event, within 24 hours) notify the other party hereto in writing after receipt of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any request for nonpublic information, or (iv) any other notice that any Person is considering making an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal. Each party hereto shall keep the other party hereto fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto.

6.4 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the valid termination of this Agreement and the Effective Time, (i) the Company, on the one hand, and Parent, on the other hand, shall afford the other party and its Representatives reasonable access during business hours to (A) such party’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of such party and its Subsidiaries as may be reasonably requested and (ii) such party shall provide to the other party and its Representatives correct and complete copies of such party’s and its Subsidiaries’ (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and work papers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which such party or any of its Subsidiaries has been a party, and (D) receipts received for any Taxes paid to foreign Tax authorities; provided, however, that the foregoing shall not require such party to provide any information or documents if such access or disclosure in the good faith reasonable belief of such party after consultation with its outside legal advisor would violate any Law or otherwise result in the waiver of such party’s attorney-client privilege, the work product doctrine or similar privilege or protection applicable to such information or documents.

(b) Subject to compliance with applicable Law, from the Agreement Date until the earlier of the valid termination of this Agreement and the Effective Time, the Company, on the one hand, and Parent, on the other hand, shall confer from time to time as requested with one or more Representatives of the other party hereto to discuss any material changes or developments in the operational matters of such party and its Subsidiaries and the general status of the ongoing operations of such party and its Subsidiaries.

(c) No information obtained by either party during the pendency of this Agreement in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.5 Notification of Certain Matters.

(a) Each of the Company and Parent shall give the other prompt notice of the occurrence or non-occurrence of any event that is reasonably likely to cause the failure of any of the conditions set forth in Article VII; provided that the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect any remedies available to such notified party. No disclosure by either party pursuant to this Section 6.5 shall be deemed to amend or supplement the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, or prevent or cure any misrepresentation, breach of representation or warranty or breach of any covenant.

(b) Each party hereto shall give the other party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, keep the other parties hereto informed as to the status of any such Legal Proceeding or threat, and each party hereto shall permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding, to participate in, or review, any material communication before it is made to any Governmental Entity, and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding, including by providing the other party with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (oral or written) communication to be submitted or made to any Governmental Entity and such receiving party shall consider any such received comments in good faith.

6.6 Section 280G.

(a) The Company shall obtain and deliver to Parent prior to the initiation of the requisite stockholder approval procedure under Section 6.6(b), a Parachute Payment Waiver, substantially in the form attached hereto as Exhibit K (the “Parachute Payment Waiver”), from each Person who the Company or Parent reasonably believes could be, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 6.6(b), and who might otherwise have received, receive or have the right or entitlement to receive a Section 280G Payment (as defined below), to the extent the value thereof equals or exceeds three times such Person’s “base amount” determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the 280G Stockholder Approval (as defined below) is obtained pursuant to Section 6.6(b).

(b) At least five (5) Business Days prior to the Closing Date, the Company shall submit to the Company Stockholders, for approval by such Company Stockholders holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the regulations thereunder inapplicable to all Section 280G Payments. “Section 280G Payments” means any payments or benefits provided pursuant to Company Employee Plans or other plans, programs, arrangements or Contracts that might reasonably be expected to result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that causes the payments or benefits to not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code. Prior to delivery of documents to the stockholders in connection with the stockholder approval contemplated by this Section 6.6(b), the Company shall provide Parent and its counsel with a reasonable opportunity (but, in any event, no less than two (2) Business Days prior to such delivery) to review and approve all documents to be delivered to the stockholders in connection with such stockholder approval, which such approval shall not be unreasonably withheld, conditioned or delayed. Any such stockholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to the Closing, the Company shall deliver to Parent written notification and documentation reasonably satisfactory to Parent that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and benefits shall not be made or provided (or shall be returned) to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 6.6(b).

6.7 Confidentiality. The parties hereto acknowledge that Complete Solar, Inc. and the Company have previously executed that certain Mutual Nondisclosure Agreement, dated October 18, 2021 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms (i) to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality) and (ii) to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with applicable Law and the rules of the primary exchange on which such party is then listed. The Stockholder Representative hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholder Representative were a party thereto. With respect to the Stockholder Representative, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Stockholder Representative after the Closing or relating to the period after the Closing. . From and after the Closing Date, all proprietary information of the Company or information with respect to customers, vendors, employees, financial affairs of the Company, or any other information related to the business of the Company, whether or not confidential, shall become property of the Surviving Corporation and, subject to Section 10.14, the holders of Equity Interests of the Company shall have no claim or right to such information and shall treat all such information in accordance with this Section 6.7.

6.8 Public Disclosure. Prior to the Effective Time or any earlier termination of this Agreement pursuant to the terms hereof, no party hereto shall, and shall cause each of its Subsidiaries and Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Merger, unless required by applicable Law and except as reasonably necessary for the Company to obtain the Company Stockholder Approval, for Parent to obtain the Parent Stockholder Approval, and the other consents and approvals of the Company Stockholders, Parent Stockholders, and other third parties contemplated by this Agreement.

6.9 Reasonable Best Efforts. Each of the parties hereto (other than the Stockholder Representative) agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement.

6.10 Termination of 401(k) Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate, or shall cause the termination of, all 401(k) Plans (unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that the 401(k) Plans shall not be terminated). The Company shall provide Parent with evidence that such 401(k) Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the applicable governing body. The form and substance of such resolutions shall be subject to review and approval by Parent at least two (2) Business Days prior to the Closing Date, which approval shall not be unreasonably withheld, conditioned or delayed. The Company also shall take such other actions in furtherance of terminating the 401(k) Plans as Parent may reasonably require. In the event that termination of the 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent.

6.11 Consents.

(a) (i) the Company shall, upon Parent’s request and using forms reasonably acceptable to Parent, use commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Section 3.3(1) of the Company Disclosure Schedules and under any Contract entered into after the Agreement Date that would have been required to be listed or described on Section 3.3(1) of the Company Disclosure Schedules if entered into prior to the Agreement Date and (ii) Parent shall, upon the Company’s request and using forms reasonably acceptable to the Company, use commercially reasonable efforts to obtain prior to the Closing, and deliver to the Company at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Section 4.3(1) of the Parent Disclosure Schedules and under any Contract entered into after the Agreement Date that would have been required to be listed or described on Section 4.3(1) of the Parent Disclosure Schedules if entered into prior to the Agreement Date.

(b) The Company shall be solely responsible for giving all notices and other information required to be given to the Employees of the Company or any of its Subsidiaries, any collective bargaining unit representing any group of Employees of the Company or any of its Subsidiaries, and any applicable government authority under the WARN Act or similar state Law, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Law in connection with the transactions contemplated by this Agreement.

(c) Promptly after the Agreement Date, the Company, on the one hand, and Parent, on the other hand, shall have sent each of the notices set forth in Schedule A attached hereto (the “Notices”), using forms reasonably acceptable to the other party.

6.12 Terminated Agreements. Prior to the Closing, the Company shall cause each of the agreements set forth on Section 6.12 of the Company Disclosure Schedule (the “Company Terminated Agreements”) to be terminated, effective as of and contingent upon the Closing, including by sending all required notices, such that each such agreement shall be of no further force or effect immediately following the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Company Terminated Agreements (as a result of the termination of the Company Terminated Agreements or otherwise) such that the Surviving Corporation and its Subsidiaries shall not have any Liability under any Company Terminated Agreement following the Closing Date. Prior to the Closing, Parent shall cause each of the agreements set forth on Section 6.12 of the Parent Disclosure Schedule (the “Parent Terminated Agreements”) to be terminated, effective as of and contingent upon the Closing, including by sending all required notices, such that each such agreement shall be of no further force or effect immediately following the Effective Time. Upon the Closing, Parent shall have paid all amounts owed under the Parent Terminated Agreements (as a result of the termination of the Parent Terminated Agreements or otherwise) such that Parent and its Subsidiaries shall not have any Liability under any Parent Terminated Agreement following the Closing Date.

6.13 Resignation of Officers, Directors and Managers. Prior to the Closing, the Company shall have caused each officer, director and manager of the Company and its Subsidiaries listed on Section 6.13 of the Company Disclosure Schedules to execute a Resignation Letter, effective as of the Effective Time. Prior to the Closing, Parent shall have caused each officer, director and manager of Parent and its Subsidiaries listed on Section 6.13 of the Parent Disclosure Schedules to execute a Resignation Letter, effective as of the Effective Time.

6.14 Expenses. Except as explicitly provided for otherwise in this Agreement, whether or not the Merger is consummated, except as otherwise set forth herein, each of the Company and Parent (and its Subsidiaries) shall bear its own, and its respective legal, auditors’, financial advisors’ and other Representatives’, fees and other expenses incurred with respect to this Agreement, the other Related Agreements and the transactions contemplated hereby and thereby, except that all fees and expenses of the Paying Agent shall be paid 50% by Parent and 50% by the Company.

6.15 Suitability Documentation. The Company shall use commercially reasonable efforts to cause each Company Stockholder, each Company Warrant holder, and each Company SAFEholder to deliver all documentation, in form and substance reasonably acceptable to Parent, necessary to determine whether or not such Company Stockholder, Company Warrant holder, or Company SAFEholder is an Accredited Stockholder, including the Suitability Documentation, at least five (5) Business Days prior to the Closing. Notwithstanding the delivery of any Suitability Documentation to Parent prior to the Closing, any Company Stockholder, Company Warrant holder, or Company SAFEholder may, in the reasonable discretion of Parent, be deemed an “Accredited Stockholder” or “Unaccredited Stockholder” for purposes of this Agreement.

6.16 Warrant Cancellation Agreements. The Company shall use commercially reasonable efforts to obtain prior to the Closing Date, a Warrant Cancellation Agreement, duly executed by each holder of Company Common Warrants and the Company.

6.17 Replacement Warrants. The Company shall use commercially reasonable efforts to obtain prior to the Closing Date, a Replacement Warrant, duly executed by each holder of Company Preferred Warrants, the Company and Parent.

6.18 SAFE Assignment and Assumption Agreements. The Company shall use commercially reasonable efforts to obtain prior to the Closing Date, a SAFE Assignment and Assumption Agreement, duly executed by each Company SAFEholder, the Company, and Parent.

6.19 Stock Option Repricing. Prior to the Closing, the Company shall take all actions that are reasonably necessary and appropriate to ensure that (a) the exercise prices of the stock option awards issued to Aditya Deshpande and Chenchen Yang on July 15, 2022 and to Richard Wyatt and Sanjay Khorona on July 28, 2022 (collectively, the “Recent Option Grants”) are no less than the fair market value of the Company Common Stock as of the Closing Date and (b) each Recent Option Grant is exempt from Section 409A of the Code.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Parent, Midco and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) No Restraints. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order (whether temporary, preliminary or permanent) which is in effect and, in each case, which has the effect of making the Merger illegal or otherwise retraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

(b) No Legal Proceeding. There shall not be any Legal Proceeding challenging the Merger that (i) has been instituted, commenced, pending or threatened by or before any a Governmental Entity and (ii) is reasonably likely to (A) restrain, enjoin, prevent, prohibit or make illegal the consummation of the Merger or the other transactions contemplated by this Agreement, (B) impose limitations on the ability of Parent effectively to exercise full rights of ownership of shares of the Surviving Corporation in a manner that materially and adversely affects the value of the Company, or (iii) result in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

7.2 Conditions to the Obligations of Parent, Midco and Merger Sub. The obligations of Parent, Midco and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects, both as of the Agreement Date and as of the Closing Date, as though made on the Closing Date (except with respect to such representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties collectively to be true and correct (without giving effect to materiality, Material Adverse Effect or any similar qualifications) shall not have had a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; provided, however, that the representations and warranties of the Company in Section 3.1 (Authorization, Execution and Enforceability), Section 3.2(a) (Organization, Power) Section 3.2(b) (Authority, Good Standing), Section 3.4 (Capitalization; Title to Shares), Section 3.5 (Subsidiaries), and Section 3.23 (Brokers) (collectively, the “Company Fundamental Representations”) shall be true and correct except for de minimis matters as of the date hereof and as of the Closing; and

(ii) The Company and its Subsidiaries shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company and its Subsidiaries at or prior to the Closing.

(b) No Company Material Adverse Effect. Since the Agreement Date, there shall not have occurred and be continuing a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(c) Company Certificate. Parent shall have received a certificate from the Company, validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing, the conditions set forth in Sections 7.2(a) and Section 7.2(b) and have been satisfied (the “Company Closing Certificate”).

(d) Closing Deliverables. The Company shall have delivered or caused to be delivered to Parent the items required by Section 1.5(a).

(e) Employment Agreement. Each Employment Agreement shall be duly executed by each Key Employee, on one hand, and Parent (or one of its Subsidiaries), on the other hand, and none of the Key Employees shall have given the Company, Parent, or any of their respective Subsidiaries or Affiliates notice of their intent to terminate their relationship with the Company (or, after the Closing, Parent or one of its Affiliates).

7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Parent, Midco and Merger Sub contained in this Agreement shall be true and correct in all respects, both as of the Agreement Date and as of the Closing Date, as though made on the Closing Date (except with respect to such representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties collectively to be true and correct (without giving effect to materiality, Material Adverse Effect or any similar qualifications) shall not have had a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole; provided, however, that the representations and warranties of the Company in Section 4.1 (Authorization, Execution and Enforceability), Section 4.2(a) (Organization, Power) Section 4.2(b) (Authority, Good Standing), Section 4.4 (Capitalization; Title to Shares), Section 4.5 (Subsidiaries), and Section 4.23 (Brokers) (collectively, the “Parent Fundamental Representations”) shall be true and correct except for de minimis matters as of the date hereof and as of the Closing; and

(ii) Each of Parent, Midco and Merger Sub shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or prior to the Closing.

(b) No Parent Material Adverse Effect. Since the Agreement Date, there shall not have occurred and be continuing a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

(c) Closing Deliverables. Parent shall have delivered or caused to be delivered to the Company the items required by Section 1.5(b).

(d) Certificate of Parent. Company shall have received a certificate from Parent, validly executed by an officer of Parent for an on Parent’s behalf to the effect that, as of the Closing, the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied (the “Parent Closing Certificate”).

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; STOCKHOLDER REPRESENTATIVE

8.1 Survival.

(a) (1) The representations and warranties of the Company contained in or made pursuant to this Agreement and the Company Certificates (other than the Company Fundamental Representations and the representations and warranties contained in or made pursuant to Section 3.20 (the “Company Tax Representations”)) shall survive in full force and effect until the date that is twelve months following the Closing Date; (2) the Company Fundamental Representations shall survive in full force and effect until the date that is six (6) years following the Closing Date; (3) and the Company Tax Representations shall survive in full force and effect until sixty (60) days after the expiration of the applicable statute of limitations, in each case, at which time they shall terminate and no claims shall be made for indemnification with respect thereto under Section 8.2 thereafter.

(b) (1) The representations and warranties of Parent contained in or made pursuant to this Agreement and the Parent Certificates (other than the Parent Fundamental Representations and the representations and warranties contained in or made pursuant to Section 4.20 (the “Parent Tax Representations”)) shall survive in full force and effect until the date that is twelve months following the Closing Date; (2) the Parent Fundamental Representations shall survive in full force and effect until the date that is six (6) years following the Closing Date; (3) and the Parent Tax Representations shall survive in full force and effect until sixty (60) days after the expiration of the applicable statute of limitations, in each case, at which time they shall terminate and no claims shall be made for indemnification with respect thereto under Section 8.3 thereafter.

(c) The pre-Closing covenants and agreements of the Company and Parent contained in or made pursuant to this Agreement shall survive the Effective Time until the date that is six (6) months following the Closing Date and all other covenants and agreements of the Company and Parent contained in or made pursuant to this Agreement shall survive the Effective Time until their stated period or the expiration of the applicable statute of limitations, as the case may be; provided that the indemnification obligations set forth in Section 8.2(a)(iv) and Section 8.3(a)(iii) shall survive in full force and effect.

(d) If a Parent Indemnified Person or a Company Indemnified Person, as applicable, provides proper notice of a Claim within the applicable survival period, such Claim will survive until such Claim is resolved. It is the express intent of the parties hereto that, if an applicable survival period as contemplated by this Section 8.1 is shorter or longer than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced or increased, as the case may be, to the survival period contemplated hereby.

8.2 Indemnification of Parent Indemnified Persons by Company Indemnitors.

(a) From and after the Closing, and on the terms and subject to the conditions of this Agreement, the Company Stockholders, the Company Warrant holders, and the Company SAFEholders (collectively, the “Company Indemnitors”) shall severally and not jointly (based on each Company Indemnitors’ respective Pro Rata Share) indemnify and hold harmless Parent and its Affiliates and Representatives (collectively, the “Parent Indemnified Persons”) against, and reimburse each Parent Indemnified Person for, all Losses that such Parent Indemnified Person may suffer or incur, or become subject to, as a result of or arising out of:

(i) a breach of or inaccuracy in any of the representations and warranties of the Company set forth in Article III, it being understood that, for purposes of determining both whether a breach has occurred and the amount of Losses under this Article VIII, any qualification in the text of any such representation or warranty relating to materiality or Material Adverse Effect (other than in Section 3.9(b)(i) and Section 3.10) shall be disregarded;

(ii) any breach or failure by the Company or any of its Subsidiaries to perform any of its pre-Closing covenants or agreements contained in this Agreement or any Related Agreement to which the Company or any such Subsidiary is a party;

(iii) any claim by or on behalf of (i) any holder of Company Shares, Company Warrants and/or Company SAFEs (or his, her, or their heirs, successors, or assigns) relating to, arising out of, or in connection with this Agreement or the transactions contemplated hereby, including the Merger (except for such holders’ right to receive is portion of the Total Merger Consideration, if payable pursuant to the terms of this Agreement, and to indemnification in accordance with Section 8.3), (ii) any Person (or his, her, or their hers, successors, or assigns) relating to, arising out of, or in connection with (x) the allocation and adequacy of the Total Merger Consideration, (y) the exercise of appraisal rights with respect to shares of Company Capital Stock, or (z) such Person’s status or alleged status as an equity holder or ownership of interests or securities in the Company (including as a holder of Company Options, Company Warrant holder or Company SAFEholder) at any time at or prior to Closing, whether for breach of fiduciary duty or otherwise, or (iii) any Person to the effect that such Person is entitled to any interest or security or any payment in connection with the Merger, other than as specifically provided for in this Agreement;

(iv) any Fraud by or on behalf of the Company or its Representatives with respect to this Agreement or any Related Agreement; and

(v) the matters set forth in Section 8.2(a)(v) of the Parent Disclosure Schedules.

(b) Notwithstanding anything in this Agreement to the contrary, any indemnification of a Parent Indemnified Person pursuant to Section 8.2(a) shall be satisfied pursuant to the terms of Section 8.5(a).

8.3 Indemnification of Company Indemnified Persons by Parent.

(a) From and after the Closing, and on the terms and subject to the conditions of this Agreement, Parent shall indemnify and hold harmless the Company Indemnitors and their respective Affiliates and Representatives (collectively, the “Company Indemnified Persons”) against, and reimburse each Company Indemnified Person for, all Losses that such Company Indemnified Person may suffer or incur, or become subject to, as a result of or arising out of:

(i) a breach of or inaccuracy in any of the representations and warranties of Parent, Midco and Merger Sub set forth in Article IV, it being understood that, for purposes of determining both whether a breach has occurred and the amount of Losses under this Article VIII, any qualification in the text of any such representation or warranty relating to materiality or Material Adverse Effect (other than in Section 4.9(b)(i) and Section 4.10) shall be disregarded;

(ii) any breach or failure by Parent to perform any of its covenants or agreements contained in this Agreement or any Related Agreement to which Parent is a party; or

(iii) any Fraud by or on behalf of Parent, Midco or Merger Sub or their respective Representatives with respect to this Agreement or any Related Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, any indemnification of a Company Indemnified Person pursuant to Section 8.3(a) shall be satisfied pursuant to the terms of Section 8.5(b).

8.4 Third-Party Claim Procedures.

(a) In the event that any claim or demand for which an Indemnifying Person is reasonably expected to have liability to any Indemnified Person hereunder is asserted against or sought to be collected from any Indemnified Person (a “Claim”), such Indemnified Person shall promptly notify the Indemnifying Person in writing of such Claim, the amount or the estimated amount of damages sought thereunder, to the extent then reasonably ascertainable (which estimate shall not be conclusive of the final amount of such Claim), any other remedy sought thereunder and, to the extent practicable, any other then-known material details pertaining thereto (a “Claim Notice”); provided, however, that the failure to so give a Claim Notice in accordance with this Section 8.4(a) shall not affect the rights of an Indemnified Person hereunder except, and only to the extent that, any such failure has an adverse and prejudicial effect on the rights available to the Indemnifying Person with respect to such Claim. The Indemnifying Person shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by applicable Law or a Governmental Entity in a Legal Proceeding) after receipt of the Claim Notice (the “Notice Period”) related to a third party Claim (a “Third-Party Claim”) to notify the Indemnified Person that the Indemnifying Person desires to defend the Indemnified Person against such Third-Party Claim.

(b) In the event that the Indemnifying Person notifies the Indemnified Person within the Notice Period that the Indemnifying Person desires to defend the Indemnified Person against a Third-Party Claim, subject to Section 8.4(c)¸ the Indemnifying Person shall have the right to defend the Indemnified Person by appropriate proceedings and shall have the sole power to direct and control such defense at its sole expense and with counsel reasonably acceptable to the Indemnified Person. Once the Indemnifying Person has duly assumed the defense of a Third-Party Claim, the Indemnified Person shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Person shall participate in any such defense at its expense, unless the Indemnifying Person and the Indemnified Person are both named parties to the proceedings and counsel for the Indemnified Person shall have reasonably concluded that the representation of both parties by the same counsel would be inappropriate due to differing interests between them, and in that case, the Indemnifying Person shall be liable for the reasonable fees and expenses of one separate counsel (in addition to any necessary local counsel) to the extent such Third-Party Claim is subject to indemnification or reimbursement under this Article VIII.

(c) Notwithstanding Section 8.4(b), if a Third-Party Claim (1) seeks relief that if granted would result in the imposition of an injunction or other equitable relief against the Parent Indemnified Person or any of its Affiliates, (2) seeks or would result in a finding or admission that would have a material adverse effect on other claims made against the Parent Indemnified Person or any of its Affiliates, (3) is brought by, or on behalf of, a Governmental Entity having jurisdiction over the Parent Indemnified Person or its Affiliates (other than in respect of Taxes), (4) involves criminal or quasi-criminal allegations against a Parent Indemnified Person or any of its respective Affiliates, directors, officers or employees, (5) would materially and adversely affect the ongoing business (including any dispute with any material customer or employee) of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or (6) would result in Losses reasonably expected to exceed the maximum amount that the Parent Indemnified Person could then be entitled to recover under the applicable provisions of Section 8.2 (any such claim, an “Parent Indemnified Person Defense Matter”), then, in each case of clauses (1)-(6), the Parent Indemnified Person alone shall be entitled to contest, defend, compromise and settle such Third-Party Claim (but, with respect to any such compromise or settlement, subject to obtaining the consent of the Company Indemnitors, which consent shall not be unreasonably withheld, conditioned or delayed). The Company Indemnifying Person shall not settle, compromise or offer to settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment or other Order resolving such Third-Party Claim in whole or in part (each, a “Settlement”) without the prior written consent of the Parent Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed; provided that such consent may be withheld in the sole discretion of the Parent Indemnified Person if such Settlement (1) is or relates to a Parent Indemnified Person Defense Matter, (2) does not include from the claimant and such Company Indemnitors an unqualified release of the Parent Indemnified Persons from all liability in respect of such Third-Party Claim, (3) does not provide solely for the payment of money which shall be paid solely by the Company Indemnitors and imposes no other liabilities or obligations of any kind upon the Parent Indemnified Person or (4) includes any admission of any liability or wrongdoing (including any violation of Law or Order) by any Parent Indemnified Person. The Parent Indemnified Person shall have a reasonable period to review and comment upon drafts of any documentation relating to any Settlement that the Company Indemnitors proposes to enter into, and the Company Indemnitor shall consider such comments in good faith.

(d) If the Indemnifying Person (1) elects not to defend the Indemnified Person against a Third-Party Claim, whether by not giving the Indemnified Person timely notice of its desire to so defend or otherwise, or (2) is not entitled to defend the Third-Party Claim as provided in Section 8.4(a) or Section 8.4(c), then, in each case, the Indemnified Person shall have the right, but not the obligation, to assume the defense and resolution of such Third-Party Claim, it being understood that the Indemnified Person’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Person shall have no liability with respect to a Settlement entered into without its consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) The Indemnified Person and the Indemnifying Person shall cooperate in order to allow for the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant business records and other documents and employees, it being understood that the reasonable out-of-pocket fees, costs and expenses incurred by the Indemnified Persons relating thereto shall be considered Losses. The Indemnified Person and the Indemnifying Person shall keep each other reasonably informed with respect to the status of such Third-Party Claim.

(f) The Indemnified Person and the Indemnifying Person shall use reasonable best efforts to avoid production of Confidential Information (as defined in the Confidentiality Agreement) consistent with applicable Law, and to cause access to all relevant business records and other documents and all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(g) Upon receipt of a Claim Notice that does not involve a Third-Party Claim, the Indemnifying Person will have thirty (30) days from the receipt of such Claim Notice to notify the Indemnified Person that the Indemnifying Person disputes any aspect of such Claim. If the Indemnifying Person does not timely notify the Indemnified Person of such dispute, then the amount of such Claim will be deemed, conclusively, a liability of the Indemnifying Person hereunder. If the Indemnifying Person does timely notify the Indemnified Person of such dispute, then the Indemnified Person will have thirty (30) days to respond in a written statement to the objection of the Indemnifying Person. If after such 30-day period there remains a dispute as to any such Claim, then the Indemnified Person and the Indemnifying Person will attempt in good faith for a period not to exceed thirty (30) additional days to agree upon the rights of the respective parties with respect to such Claim. If the parties hereto should so agree, a memorandum setting forth such agreement will be prepared and signed by Parent and the Stockholder Representative. If the parties hereto do not agree within such additional 30-day period, then the Indemnified Person may pursue any and all other remedies available to it hereunder.

8.5 Payment of Agreed Claims.

(a) Upon Final Determination of any claim for indemnification pursuant to Section 8.2(a), and subject to the limitations set forth in Section 8.2(b) and Section 8.7, each Company Indemnitor shall, within five (5) Business Days following any such Final Determination, pay to the Parent Indemnified Person either (x) cash (if such Company Indemnitor was an Unaccredited Stockholder and received the Per Share Unaccredited Cash Consideration in the Merger) or (y) shares of Parent Capital Stock (if such Company Indemnitor was an Accredited Stockholder and received the Per Share Accredited Stock Consideration in the Merger), in each case, with a value equal to its Pro Rata Share of the Losses set forth in such Final Determination (each such forfeiture of Parent Capital Stock, an “Indemnity Forfeiture”). Each Company Indemnitor hereby (i) grants to Parent, and to each officer and director of Parent, a limited power of attorney to execute any instruments or documents necessary to effectuate any applicable Indemnity Forfeiture and (ii) acknowledges that such power of attorney is coupled with an interest and shall be irrevocable and shall survive the bankruptcy, dissolution or liquidation of such Company Indemnitor and shall be binding on any successor thereto or permitted assigns thereof. The foregoing power of attorney shall authorize each officer and director of Parent to execute and deliver the instruments or documents necessary to effectuate any applicable Indemnity Forfeiture on behalf of such Company Indemnitor in the event, and only in the event, that such Company Indemnitor has failed to execute and deliver such instruments or documents within two (2) Business Days of a written request to do so by Parent.

(b) Upon Final Determination of a claim for indemnification pursuant to Section 8.3(a), and subject to the limitations set forth in Section 8.3(b) and Section 8.7, Parent shall, within five (5) Business Days of following any such Final Determination, (x) issue shares of Parent Capital Stock to the Company Indemnitors that are Accredited Stockholders through Parent’s transfer agent and (y) pay to the Paying Agent cash for further distribution to the Company Indemnitors that are Unaccredited Stockholders, in each case, in accordance with each Company Indemnitor’s applicable Pro Rata Share of the Losses set forth in such Final Determination.

8.6 Exclusive Remedies; Limitations.

(a) Except in the case of Fraud and indemnification claims related to any breach of or inaccuracy in the Company Fundamental Representations or Parent Fundamental Representations, as applicable, no Indemnified Person shall be entitled to recover any Losses under Section 8.2(a)(i) or Section 8.3(a)(i), unless and until the aggregate Losses for which they would otherwise be entitled to indemnification exceed $14,000,000 (at which point such Indemnified Person shall become entitled to be indemnified for all such Losses).

(b) The right of the Indemnified Person to indemnification pursuant to this Article VIII will not be affected by any investigation conducted or knowledge acquired (or capable of being conducted or acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to any accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement herein.

(c) The parties hereto acknowledge and agree that the sole and exclusive remedy for the Indemnified Persons with respect to any and all claims set forth in` Section 8.2(a) or Section 8.3(a) will be pursuant to the indemnification provisions set forth in this Article VIII and that the aggregate liability for any party hereto under Section 8.2(a)(i) or Section 8.3(a)(i) of this Agreement under any theory of liability shall not exceed $35,000,000 and otherwise under this Agreement shall not exceed (x) the portion of the Total Merger Consideration actually received by such Indemnifying Person (in the case of a Company Indemnitor) and (y) $200,000,000 (in the case of Parent); provided that the foregoing clause of this sentence shall not be deemed a waiver by any party of (i) any right to specific performance or injunctive relief, (ii) any right or remedy of a party under any Related Agreement to which it is party, or (iii) any right or remedy against an Indemnifying Person with respect to such Indemnifying Person’s (or an affiliated Indemnifying Person’s) Fraud. Subject to the other limitations contained herein, the obligations of the Indemnifying Persons under this Article VIII shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by the Company or Parent, as applicable, that contributed to any inaccuracy or breach giving rise to such obligation, it being understood that the Indemnifying Persons shall have the sole obligation for the indemnification obligations under this Article VIII.

8.7 Tax Treatment. The parties hereto agree to treat any indemnity payments made pursuant to this Agreement as adjustments to the aggregate Total Merger Consideration for income Tax purposes, to the maximum extent permitted by applicable Law.

8.8 Indemnification Notice. For purposes of this Article VIII, (i) if Parent (or any other Parent Indemnified Person) comprises the Indemnified Person, any notices to be given to (or delivered by) the Indemnifying Person shall be given to (or delivered by) the Stockholder Representative (acting on behalf of the Company Stockholders), and (ii) if Parent comprises the Indemnifying Person, any notices to be given to (or delivered by) the Indemnified Persons shall be given to (or delivered by) the Stockholder Representative (acting on behalf of the Company Stockholders).

8.9 Stockholder Representative.

(a) By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger, executing a Warrant Cancellation Agreement or SAFE Assignment and Assumption Agreement, or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Company Stockholder shall be deemed to have approved the designation of, and hereby designates, Fortis Advisors LLC as the representative, exclusive agent and attorney-in-fact for and on behalf of the Company Stockholders for all purposes under this Agreement, the Paying Agent Agreement and the other Related Agreements, including to give and receive notices and communications, to authorize satisfaction of claims by Parent, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative in connection with the Stockholder Representative’s obligations, power and authority hereunder, under the Paying Agent Agreement, and under the Engagement Letter or (ii) permitted by the terms of this Agreement, the Engagement Letter, or the Paying Agent Agreement or the other Related Agreements. Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Company Stockholders, except as expressly provided herein, in the Engagement Letter, the Paying Agent Agreement, and in any Related Agreement that the Stockholder Representative is a party to and for purposes of clarity, there are no obligations of the Stockholder Representative in any schedule, exhibit, or the Company Disclosure Schedule. The Stockholder Representative may resign at any time upon at least ten (10) days prior written notice to the Company Stockholders. Such agency may be changed by the Company Stockholders from time to time upon not less than ten (10) days prior written notice to Parent; provided that the Stockholder Representative may not be removed, unless the former holders of a majority of Company Capital Stock as of immediately prior to the Effective Time agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the former holders of a majority of Company Capital Stock as of immediately prior to the Effective Time. No bond shall be required of the Stockholder Representative. After the Closing, notices or communications to or from the Stockholder Representative shall constitute notice to or from the Company Stockholders.

(b) Neither the Stockholder Representative, nor its members, managers, directors, officers, contractors, agents and employees (collectively, the “Stockholder Representative Group”) nor any member of the Advisory Committee (as defined in that certain engagement letter entered into between the Stockholder Representative and certain of the Company Stockholders in connection with the transactions contemplated hereby (the “Engagement Letter”)) shall incur liability of any kind with respect to any action or omission by the Stockholder Representative or the Advisory Committee in connection with their services pursuant to this Agreement, the Engagement Letter, the Paying Agent Agreement or any other agreements ancillary hereto, except to the extent resulting from the bad faith, gross negligence or willful misconduct of the Stockholder Representative or such member of the Advisory Committee, as applicable. For the avoidance of doubt, the preceding sentence shall not prejudice the Stockholder Representative’s right to indemnification from the members of the Advisory Committee (in their capacity as Company Stockholders) pursuant to the following sentence. The Company Stockholders shall, on a several and not joint basis and based on their respective Pro Rata Shares, indemnify, defend and hold harmless the Stockholder Representative Group and each member of the Advisory Committee from and against any and all losses, liabilities, damages, penalties, fines, forfeitures, actions, fees, judgments, amounts paid in settlement and out-of-pocket costs and expenses (including the reasonable out-of-pocket fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment, and costs incurred in connection with seeking recovery from insurers) (collectively, “Representative Losses”) to the extent arising out of or in connection with the Stockholder Representative’s or the Advisory Committee’s execution and performance of this Agreement, the Engagement Letter, the Paying Agent Agreement and any other agreements ancillary hereto, in each case, as such Representative Loss is suffered or incurred; provided that, in the event that any such Representative Loss is finally adjudicated to have been caused by the bad faith, gross negligence or willful misconduct of the Stockholder Representative or such member of the Advisory Committee, as applicable, the Stockholder Representative or such member of the Advisory Committee, as applicable, shall promptly reimburse the Company Stockholders the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Company Stockholders, any such Representative Losses may be recovered by the Stockholder Representative from (i) the funds in the Expense Fund Account and (ii) any other funds that become payable to the Company Stockholders under this Agreement at such time as such amounts would otherwise be distributable to the Company Stockholders; provided that, while this section allows the Stockholder Representative to be paid from the aforementioned source of funds, this does not relieve the Company Stockholders from their obligation to promptly pay, in accordance with their respective Pro Rata Shares, such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event shall the Stockholder Representative be required to advance its own funds on behalf of the Company Stockholders or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Engagement Letter, the Paying Agent Agreement, or the transactions contemplated hereby or thereby. Furthermore, the Stockholder Representative shall not be required to take any action, unless the Stockholder Representative has been provided with funds, security or indemnities which, in its reasonable determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Stockholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this section. The Company Stockholders acknowledge and agree that the foregoing indemnities shall survive the resignation or removal of the Stockholder Representative or the termination of this Agreement.

(c) Upon the Closing, Parent shall wire to an account of Stockholder Representative as set forth on the Allocation Schedule (the “Expense Fund Account”) an amount of $150,000 in cash (the “Expense Fund”), which shall be used: (1) for the purposes of paying directly, or reimbursing the Stockholder Representative for, any Representative Losses incurred pursuant to this Agreement, the Engagement Letter, the Paying Agent Agreement and any other Related Agreement or (2) as otherwise directed by the Advisory Committee. Notwithstanding anything in this Agreement to the contrary, Parent shall not be required to issue to the Accredited Stockholders at the Closing (or at any other time after the Closing) the aggregate number of shares of Parent

Common Stock that were reduced from the Per Share Accredited Stock Consideration otherwise payable to the Accredited Stockholders at the Closing pursuant to Section 2.1 in order to fund the portion of the Expense Fund contributed by the Accredited Stockholders. The Company Stockholders shall not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative is not providing any investment supervision, recommendations or advice and shall not be liable for any loss of principal of the Expense Fund, other than as a result of its bad faith, gross negligence or willful misconduct. The Stockholder Representative shall hold these funds separate from its corporate funds, shall not use these funds for its operating expenses or any other corporate purposes and shall not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable after the completion of the Stockholder Representative’s responsibilities, the Stockholder Representative shall deliver the balance of the Expense Fund to the Paying Agent for further distribution to the Company Stockholders pursuant to Section 2.1; provided that, as a condition to Parent’s and Paying Agent’s obligation to make such payments, the Stockholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the portion of such Expense Fund distribution payable to each Company Stockholder. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Company Stockholders at the time of Closing. Any tax required to be withheld with respect to the deemed payment to a Company Stockholder of its portion of the Expense Fund shall reduce the amount of cash to such Person at Closing in respect of Equity Interests of the Company and shall not reduce the Expense Fund.

(d) A decision, act, consent or instruction of the Stockholder Representative, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Section 10.6 and Section 10.7 hereof, as applicable, in accordance with the authority granted to the Stockholder Representative hereunder shall constitute a decision of the Company Stockholders and shall be final, binding and conclusive upon the Company Stockholders and such Company Stockholder’s successors as if expressly confirmed and ratified in writing by such Company Stockholder. Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Company Stockholders. Parent is hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative. The Stockholder Representative shall be entitled to: (i) rely upon the Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Stockholder or other party. The powers, immunities and rights to indemnification granted to the Stockholder Representative Group and Advisory Committee hereunder are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Stockholder and shall be binding on any successor thereto.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. Except as provided in Section 9.2 hereof, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Vote and Required Parent Vote):

(a) by mutual written agreement of the Company and Parent;

(b) by Parent or the Company if the Closing Date shall not have occurred by November 20, 2022 (the “End Date”); provided that, the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act has been a proximate cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(c) by Parent or the Company if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, Order, Law or other legal restraint which is in final and nonappealable and which has the effect of making the Merger illegal; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if such party did not use commercially reasonable efforts to have such any statute, rule, regulation, executive order, Order, Law or other legal restraint vacated prior to its becoming final and nonappealable or if its failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in the occurrence of, such restraint;

(d) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company or its Subsidiaries contained in this Agreement such that the conditions set forth in Section 7.2(a) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to the Company; provided that no cure period shall be required for a breach which by its nature cannot be cured and in no event shall the cure period extend past the End Date;

(e) by the Company if the Company is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Parent, Midco or Merger Sub contained in this Agreement such that the conditions set forth in Section 7.3(a) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to Parent; provided that no cure period shall be required for a breach which by its nature cannot be cured and in no event shall the cure period extend past the End Date; or

(f) by Parent, by written notice to the Company, if the Company Stockholder Approval is not obtained by the Company within two (2) days after the Agreement Date.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1 hereof, written notice thereof shall be given to the other party or parties hereto specifying the provision hereof pursuant to which such termination is made, and in the event of a proper and valid termination in accordance with Section 9.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Midco, Merger Sub, the Company, or their respective officers, directors or stockholders; provided, nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties or covenants contained herein that occurred prior to such termination; and provided, further, that the provisions of Section 6.7 (Confidentiality), Section 6.8 (Public Disclosure), Section 6.14 (Expenses), Section 8.9 (Stockholder Representative), Article X (General Provisions) and this Section 9.2 hereof shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Section 9.2.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission, or (iii) one Business Day after being sent by courier or express delivery service; provided that in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address as such party shall have specified in a written notice given to the other parties hereto); provided, further, that any notices deliverable to the Stockholder Representative shall be delivered solely via email or facsimile:

(a)	if to Parent, Midco or Merger Sub, to:

Complete Solar Holding Corporation

3000 Executive Parkway, Suite 504

San Ramon, CA 94583

Attention: Will Anderson

Email: will@completesolar.com

with a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019

Attention: Jorge Medina and Mona Dajani

Email: mona.dajani@pillsburylaw.com; jorge.medina@pillsburylaw.com

(b)	if to the Company (prior to the Closing), to:

The Solaria Corporation

45700 Northport Loop E

Fremont, CA 94538

Attention: Anthony Alvarez

Email: aralvarez@solaria.com

with a copy to (which shall not constitute notice):

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Attention: Matthew Hemington; Rishab Kumar

Email: hemingtonmb@cooley.com; rkumar@cooley.com

(c)	If to a Company Stockholder, to its address as set forth in the Allocation Schedule.

(d)	If to the Stockholder Representative:

Fortis Advisors LLC

Email: notices@fortisrep.com

Facsimile: (858) 408-1843

Attention: Notices Department (Project Jupiter)

10.2 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, section, paragraph, Exhibit and schedule references are to the articles, sections, paragraphs, Exhibits and schedules of this Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Material Adverse Effect.” The term “or” is not exclusive, and shall be interpreted as “and/or” unless the context clearly requires otherwise. A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. The exchange of copies of this Agreement and signature pages by email in .pdf or .tif format (and including, without limitation, any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.4 Entire Agreement; Assignment. This Agreement, the Exhibits hereto, the Disclosure Schedules, the Confidentiality Agreement, and the Related Agreements: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (b) except as set forth in Section 5.4, are not intended to confer upon any other Person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise; provided that Parent may assign its rights and delegate its obligations hereunder to its Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.

10.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

10.6 Extension and Waiver. At any time, Parent, Midco and Merger Sub, on the one hand, and (a) prior to the Closing, the Company, on the other hand, and (b) after the Closing, the Stockholder Representative, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party or parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties. For purposes of this Section 10.6, the Company Stockholders are deemed to have agreed that any extension or waiver signed by the Company or the Stockholder Representative shall be binding upon and effective against all Company Stockholders whether or not they have signed such extension or waiver.

10.7 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed on behalf of each of the parties hereto; provided that the execution and delivery of an instrument in writing signed on behalf of the Stockholder Representative shall not be required for any such amendment that does not have a negative impact on the Stockholder Representative. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 5.4 and this sentence shall not be amended or waived in a manner adverse to any Company Indemnitee without the prior written consent of the affected Company Indemnitee. For purposes of this Section 10.7, the Company Stockholders agree that any amendment of this Agreement signed by the Company (prior to Closing) or the Stockholder Representative (following Closing) shall be binding upon and effective against the Company Stockholders whether or not they have signed such amendment.

10.8 Specific Performance. The parties hereto agree that, in the event of any breach or threatened breach by the other party or parties hereto (including the Stockholder Representative), or any Company Stockholder, of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to seek specific performance to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Legal Proceeding.

10.9 Other Remedies. Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction).

10.11 Exclusive Jurisdiction; Waiver of Jury Trial.

(a) ANY LEGAL PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY), AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH LEGAL PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY LEGAL PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE RELATED AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(b).

10.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.13 Acknowledgments.

(a) The Company agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of Parent, Midco and Merger Sub. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis and the representations and warranties of Parent, Midco and Merger Sub set forth in Article IV (as modified by the Disclosure Schedules) or in the Parent Closing Certificate, and the Company acknowledges and agrees that, except for the representations and warranties of Parent, Midco and Merger Sub expressly set forth in Article IV (as modified by the Disclosure Schedules) or in the Parent Closing Certificate, neither Parent, nor Midco, nor Merger Sub, nor any of their respective Representatives nor any other Person acting on Parent’s, Midco’s or Merger Sub’s behalf makes or has made, and the Company is not relying on and has not relied on, any representation or warranty, either express or implied, with respect to Parent, Midco, Merger Sub, any of their businesses, the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, the Company acknowledges and agrees that neither Parent, nor Midco, nor Merger Sub nor any of their respective Representatives or any other Person has made, and the Company is not relying on and has not relied on, any representation or warranty with respect to (i) any projections, estimates or budgets for Parent or (ii) any materials, documents or information relating to Parent, Midco, Merger Sub or their respective businesses made available to the Company, any holder of Equity Interests of the Company or any of their respective Representatives in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, except, in the case of (i) and (ii), as specifically set forth in the representations and warranties set forth in Article IV (as modified by the Disclosure Schedules) or in the Parent Closing Certificate.

(b) Each of Parent, Midco and Merger Sub agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects the Company. In entering into this Agreement, each of Parent, Midco and Merger Sub has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in Article III (as modified by the Disclosure Schedules) or in the Company Closing Certificate, and each of Parent, Midco and Merger Sub acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Article III (as modified by the Disclosure Schedules) or in the Company Closing Certificate, neither the Company nor any of its Representatives nor any other Person acting on the Company’s behalf makes or has made, and each of Parent, Midco and Merger Sub is not relying on and has not relied on, any representation or warranty, either express or implied, with respect to the Company, its business, the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, each of Parent, Midco and Merger Sub acknowledges and agrees that neither the Company nor any its Representatives or any other Person has made, and each of Parent, Midco and Merger Sub is not relying on and has not relied on, any representation or warranty with respect to (i) any projections, estimates or budgets for the Company or (ii) any materials, documents or information relating to the Company or its business made available to Parent, Midco or Merger Sub or any of their respective Representatives in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, except, in the case of (i) and (ii), as specifically set forth in the representations and warranties set forth in Article III (as modified by the Disclosure Schedules) or in the Company Closing Certificate. Nothing in this Section 10.13(b) shall be deemed to (A) limit any rights or remedies Parent may have under the terms and conditions of any of the Related Agreements, or (B) disclaim any reliance by Parent, Midco and Merger Sub on the representations and warranties of the Company Stockholders, the Company Warrant holders, or the Company SAFEholders set forth in the Related Agreements.

10.14 Waiver of Conflict of Interest; Privileged Communications.

(a) Each of the parties hereto acknowledges and agrees that Cooley LLP (the “Firm”) has acted as counsel to the Company in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and the Merger.

(b) In connection with any matter or dispute under this Agreement, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Surviving Corporation following the Closing to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) the Firm’s prior representation of the Company and (ii) the Firm’s representation of the Stockholder Representative and/or any of the Company Stockholders prior to and after the Closing.

(c) Parent further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of the Firm, any of the Company, any of the Company Stockholders, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Merger or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Company Stockholders, shall be controlled by the Stockholder Representative on behalf of the Company Stockholders and shall not pass to or be claimed by Parent or, following the Closing, the Surviving Corporation. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Stockholder Representative and the Company Stockholders, shall be controlled by the Stockholder Representative on behalf of the Company Stockholders and shall not pass to or be claimed by any of the Parent or, following the Closing, the Surviving Corporation; provided that nothing contained herein shall be deemed to be a waiver by any of Parent or any of its Affiliates (including, after the Closing, the Surviving Corporation and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(d) Notwithstanding the foregoing, in the event that a dispute arises between Parent or, after the Closing, the Surviving Corporation, on the one hand, and a third party other than a Company Stockholder, on the other hand, Parent or, following the Closing, the Surviving Corporation may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Parent nor, following the Closing, the Surviving Corporation may waive such privilege without the prior written consent of the Stockholder Representative (which consent will not be unreasonably withheld, conditioned or delayed). In the event that Parent or, following the Closing, the Surviving Corporation is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Parent shall immediately (and, in any event, within two (2) Business Days) notify the Stockholder Representative in writing (including by making specific reference to this Section 10.14(d)) so that the Stockholder Representative may seek a protective order and, subject to reimbursement of its reasonable expenses, Parent shall use all commercially reasonable efforts to assist therewith.

(e) To the extent that files or other materials maintained by the Firm constitute property of its clients, only the Stockholder Representative and the Company Stockholders shall hold such property rights, and the Firm shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications by reason of any attorney-client relationship between the Firm, on the one hand, and the Company, on the other hand, so long as such files or other materials would be subject to a privilege or protection if they were being requested in a Legal Proceeding by an unrelated third party.

10.15 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

DEFINED TERM	SECTION
280G Stockholder Approval	6.6(b)
401(k) Plan	1.5(a)(i)
Agreement	Preamble
Agreement Date	Preamble
Allocation Schedule	5.3(a)
Assumed SAFE	2.1(d)(i)
Cancelled Shares	2.1(f)
Certificate of Merger	1.2
Claim	8.4(a)
Claim Notice	8.4(a)
Closing	1.4
Closing Date	1.4
Company	Recitals
Company Annual Financial Statements	3.6(a)
Company Balance Sheet	3.6(b)
Company Balance Sheet Date	3.6(b)
Company Benefit Plan	3.18(a)
Company Board	Recitals
Company Board Resolutions	3.2(d)
Company Closing Certificate	7.2(c)
Company Consolidated Group	3.20(e)
Company Designees	2.10(a)
Company Disclosure Schedule	Article III
Company Estimated Closing Statement	2.8(a)

DEFINED TERM	SECTION
Company Financial Statements	3.6(a)
Company Fundamental Representations	7.2(a)(i)
Company Indemnified Persons	8.3(a)
Company Indemnitees	5.4(a)
Company Indemnitors	8.2(a)
Company Insurance Policies	3.14
Company Interim Balance Sheet	3.6(b)
Company Interim Balance Sheet Date	3.6(b)
Company Interim Financial Statements	3.6(a)
Company IP	3.13(a)
Company Leased Real Property	3.12(c)
Company Leases	3.12(c)
Company Material Contracts	3.10(a)
Company Material Customers	3.11(a)
Company Material Vendors	3.11(b)
Company Prepared Returns	5.2(a)(i)
Company Qualified Benefit Plan	3.18(b)
Company Registered IP	3.13(a)
Company Shares	3.4(a)
Company Software	3.13(a)
Company Stockholder Approval	Recitals
Company Stockholder Notice	5.1(a)
Company Tax Representations	8.1(a)
Company Terminated Agreements	6.12
Confidentiality Agreement	6.7
D&O Indemnifiable Matters	5.4(a)
D&O Tail Policy	5.4(b)
Deal Communications	10.14(c)
DGCL	1.1
Dissenting Shares	2.4(a)
Effective Time	1.2
End Date	9.1(b)
Engagement Letter	8.9(b)
Exchange Documents	2.3(b)
Expense Fund	8.9(c)
Expense Fund Account	8.9(c)
Firm	10.14(a)
FIRPTA Compliance Certificate	1.5(a)(ix)
Indemnity Forfeiture	8.5(a)
Intended Tax Treatment	5.2(d)
Letter of Transmittal	2.3(a)
Liabilities	3.8(a)
Merger	Recitals
Merger Sub	Preamble
Midco	Preamble
Notice Period	8.4(a)
Notices	6.11(c)
Omnibus Incentive Plan	5.6
Parachute Payment Waiver	6.6(a)
Parent	Preamble

DEFINED TERM	SECTION
Parent Annual Financial Statements	4.6(a)
Parent Balance Sheet	4.6(b)
Parent Balance Sheet Date	4.6(b)
Parent Benefit Plan	4.18(a)
Parent Board	Recitals
Parent Board Resolutions	4.2(d)
Parent Closing Certificate	7.3(d)
Parent Consolidated Group	4.20(e)
Parent Designees	2.10(b)
Parent Disclosure Schedule	Article IV
Parent Estimated Closing Statement	2.8(b)
Parent Financial Statements	4.6(a)
Parent Fundamental Representations	7.3(a)(i)
Parent Indemnified Person Defense Matter	8.4(c)
Parent Indemnified Persons	8.2(a)
Parent Insurance Policies	4.14
Parent Interim Balance Sheet	4.6(a)
Parent Interim Balance Sheet Date	4.6(a)
Parent Interim Financial Statements	4.6(a)
Parent IP	4.13(a)
Parent Leased Real Property	4.12(c)
Parent Leases	4.12(c)
Parent Material Contracts	4.10
Parent Material Customers	4.11(a)
Parent Material Vendors	4.11(b)
Parent Prepared Return	5.2(a)(ii)
Parent Qualified Benefit Plan	4.18(b)
Parent Registered IP	4.13(a)
Parent Shares	4.4(a)
Parent Software	4.13(a)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	Recitals
Parent Stockholder Notice	5.1(b)
Parent Tax Representations	8.1(b)
Parent Terminated Agreements	6.12
Paying Agent Agreement	1.5(a)(xiv)
Privileged Deal Communications	10.14(c)
Replacement Warrant	1.5(a)(x)
Representative Losses	8.9(b)
Required Information	2.3(a)
Resignation Letter	1.5(a)(iv)
SAFE Assignment and Assumption Agreement	1.5(a)(xii)
Section 280G Payments	6.6(b)
Securities Act	5.5(b)
Settlement	8.4(c)
State Act	5.5(b)
Stockholder Representative	Preamble
Stockholder Representative Group	8.9(b)
Surviving Corporation	1.1
Tangible Assets	3.12(a)

DEFINED TERM	SECTION
Tax Contest	5.2(e)
Third-Party Claim	8.4(a)
Warrant Cancellation Agreement	1.5(a)(xi)

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Midco, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

COMPLETE SOLAR HOLDING CORPORATION

By:	/s/ William J. Anderson
Name:	William J. Anderson
Title:	President

COMPLETE SOLAR MERGER SUB, INC.

By:	/s/ William J. Anderson
Name:	William J. Anderson
Title:	President and CEO

COMPLETE SOLAR MIDCO, LLC

By:	/s/ William J. Anderson
Name:	William J. Anderson
Title:	President and CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Parent, Midco, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

THE SOLARIA CORPORATION

By:	/s/ Antonio R. Alvarez
Name:	Antonio R. Alvarez
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Parent, Midco, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

FORTIS ADVISORS LLC

solely in its capacity as the Stockholder Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

CERTAIN DEFINED TERMS

“Accredited Stockholder” shall mean each Company Stockholder, a Company Warrant holder and a Company SAFEholder who either (a) has completed and delivered to the Company and Parent prior to the Closing Date duly executed Suitability Documentation, in form and substance reasonably satisfactory to Parent, certifying that such Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or (b) is determined by Parent in its sole discretion to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Acquired Companies” shall mean the Company and each of its Subsidiaries.

“Acquisition Proposal” shall mean, with respect to the Company and its Subsidiaries, on the one hand, and Parent and its Subsidiaries, on the other hand, any agreement, offer, discussion, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest between the Company and Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving an Acquisition Transaction.

“Acquisition Transaction” shall mean (a) any merger, consolidation, business combination, share exchange, joint venture or similar transaction involving the either party or any of its Subsidiaries pursuant to which such Person or “group” would own 10% or more of the consolidated assets, revenues or net income of such party, in each case, other than with the other party or its Affiliates, (b) any sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company and its Subsidiaries, on the one hand, and Parent and its Subsidiaries, on the other hand, representing 10% or more of the consolidated assets, revenues or net income of such party, (c) the issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of 10% or more of the Company Capital Stock, Parent Shares, or other equity securities of Acquired Companies or Parent (other than the issuance of equity securities to existing or new Employees in the ordinary course), (d) transaction or series of transactions in which any Person or “group” would acquire 10% or more of the beneficial ownership or the right to acquire beneficial ownership of the Company Capital Stock, Parent Shares, or other equity securities of Acquired Companies or Parent, (e) restructuring, recapitalization or liquidation of the of the Company and its Subsidiaries, on the one hand, and Parent and its Subsidiaries, on the other hand, (f) action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction, or (g) any combination of any of the foregoing.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or, in the case of an individual, a member of such Person’s immediate family; or, if such Person is a partnership or a limited liability company, any general partner or managing member, as applicable, of such Person or a Person controlling any such general partner or managing member. For purposes of this definition, “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Antitrust Laws” shall mean any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco, California or New York, New York is required or authorized by Law to be closed.

“Calculation Time” shall mean as of 11:59 p.m. (California time) on August 31, 2022.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020, and, for the avoidance of doubt, any amendment thereto (including pursuant to the Consolidated Appropriations Act, 2021 (Public Law 116-260)).

“Certificate of Incorporation of Company” shall mean the Company’s Amended and Restated Certificate of Incorporation, dated June 6, 2019.

“Certificate of Incorporation of Parent” shall mean, the Parent’s Third Amended and Restated Certificate of Incorporation, dated September 19, 2022.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Certificates” shall mean certificates or other instruments delivered by the Company in connection with the Closing of the transactions contemplated by this Agreement, including pursuant to Section 1.5(a)(vi) (Certificate of Secretary of the Company), the FIRPTA Compliance Certificate and the Company Estimated Closing Statement.

“Company Closing Cash Amount” shall mean the cash and cash equivalents of the Acquired Companies (in each case, excluding Restricted Cash), but excluding uncleared checks, drafts and wires issued and amounts used to pay any Company Closing Indebtedness Amount or Company Closing Third Party Expenses, in each case, as of the Calculation Time.

“Company Closing Indebtedness Amount” shall mean the Indebtedness of the Acquired Companies as of the Calculation Time.

“Company Closing Net Working Capital Amount” shall mean (a) the consolidated total current assets of the Acquired Companies less (b) the consolidated total current liabilities (including accrued liabilities) of the Acquired Companies. For purposes of calculating the Company Closing Net Working Capital Amount, (i) the current assets of the Acquired Companies shall exclude all cash and cash equivalents included in the final calculation of the Company Closing Cash Amount and deferred tax assets of the Acquired Companies and (ii) the current liabilities of the Acquired Companies shall exclude all Indebtedness of the Acquired Companies included in the final calculation of the Company Closing Indebtedness Amount, any Third Party Expenses included in the final calculation of Company Closing Third Party Expenses, and all Tax liabilities.

“Company Closing Target Net Working Capital Amount” shall mean $4,382,792.

“Company Closing Third Party Expenses” shall mean the Third Party Expenses of the Acquired Companies that shall not have been fully and finally satisfied as of immediately prior to the Calculation Time.

“Company Closing Working Capital Adjustment Amount” shall mean the amount equal to (a) the Company Closing Net Working Capital Amount less (b) the Company Closing Target Net Working Capital Amount (which amount may be a positive or negative number); provided that, if the absolute value of such amount is less than $500,000, the Company Closing Working Capital Adjustment Amount shall be equal to $0.

“Company Common Stock” shall mean shares of common stock, par value $0.001 per share, of the Company.

“Company Common Warrants” shall mean the Company’s Warrants to purchase Company Common Stock.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, sponsored, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any Liability, and including any such plan, program, policy, practice, contract, agreement or other arrangement maintained for an Employee by a professional employer organization.

“Company Net Inventory” means the gross value, as of the Calculation Time, at standard cost, of Inventory related to all products of the Company and its Subsidiaries in the Ordinary Course of Business, subject to the following adjustments (a) inventory greater than 12 months of age shall not be included; (b) finished goods inventory where the cost of manufacturing is greater than the selling price is written down to market value; and (c) inventory that is less than 12 months of age is subject to a reserve based on a demand reserve calculation, which writes down the portion of inventory less than 12 months old that is in excess of the next 12 month’s demand forecast. The demand reserve is subject to exception for new products that have been released in the last 6 quarters.

“Company Options” shall mean all issued and outstanding options (whether or not vested) to purchase or otherwise acquire shares of Company Capital Stock.

“Company Owned IP” shall mean any and all rights in, arising out of, or associated with Intellectual Property that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” shall mean, collectively, the Company Series A-1 Preferred Stock, the Company Series B-1 Preferred Stock, the Company Series C-1 Preferred Stock and the Company Series E-1 Preferred Stock.

“Company Preferred Warrants” shall mean the Company Series C-1 Warrants, the Company Series D-1 Warrants and Company Series E-1 Warrants, collectively.

“Company SAFEholder” shall mean each holder of a Company SAFE as of immediately prior to the Effective Time.

“Company SAFEs” shall mean those SAFE Agreements listed on Section A-1 of the Company Disclosure Schedules.

“Company Series A-1 Preferred Stock” shall mean the Series A-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B-1 Preferred Stock” shall mean the Series B-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series C-1 Preferred Stock” shall mean the Series C-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series C-1 Warrants” shall mean the Company’s Warrants to purchase Series C-1 Preferred Stock.

“Company Series D-1 Preferred Stock” shall mean the Series D-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series D-1 Warrants” shall mean the Company’s Warrants to purchase Series D-1 Preferred Stock.

“Company Series E-1 Preferred Stock” shall mean the Series E-1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series E-1 Warrants” shall mean the Company’s Warrants to purchase Series E-1 Preferred Stock.

“Company Stockholder” shall mean any holder of Company Capital Stock.

“Company Warrant holder” shall mean each holder of a Company Warrant as of immediately prior to the Effective Time.

“Company Warrants” shall mean the Company Common Warrants and Company Preferred Warrants.

“Continuing Employees” shall mean each employee or consultant of the Company or any of its Subsidiaries that is actively employed or engaged with the Company or its Subsidiaries, as applicable, and is not on notice of termination as of the Closing, and who will continue as an employee or consultant of Parent, the Surviving Corporation, or an Affiliate of the Surviving Corporation following the Closing.

“Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

“Deferred Payroll Taxes” shall mean (a) the “applicable employment taxes” (as defined in Section 2302(d) of the CARES Act) payable by the Acquired Companies or Parent, as applicable, that (i) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (ii) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, and (b) any payroll Tax Liability (including those imposed by Sections 3101(a) and 3201 of the Code) deferred (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, (or any comparable provision of state, local or non-U.S. Law), in each case, calculated without giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local Law to reduce the amount of any such Taxes payable or owed.

“Disclosure Schedules” shall mean the Company Disclosure Schedules and the Parent Disclosure Schedules, as applicable.

“Dollars” or “$” shall mean United States Dollars.

“Employee” shall mean any current or former employee, consultant, advisor, agency worker, independent contractor or director of the Company, any Subsidiary of the Company or any ERISA Affiliate.

“Employment Agreement” shall mean an employment agreement to a Key Employee for at-will employment with Parent (or one of its Subsidiaries) and the other standard employment documents (including confidentiality and invention assignment agreement) executed by Parent’s employees in the ordinary course, in each case, contingent and effective on the Closing.

“Environmental Laws” shall mean all applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.

“Equity Interests” shall mean, with respect to any Person, (a) options, warrants, Contracts or other rights, arrangements or commitments to acquire the capital stock of such Person, (b) shares of capital stock of or other voting securities or ownership, membership, partnership, joint venture or equity interests in such Person, and (c) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership, membership, partnership, joint venture or equity interests in such Person, in all cases whether vested or unvested.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Subsidiary or other current or former Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Final Determination” shall mean the earliest to occur of (a) the date on which a decision, judgment, decree or other order has been issued by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and any allowable appeals requested by the parties to the action have been exhausted, and (b) the date on which the relevant Tax authority has entered into a binding agreement with respect to such issue or on which the Tax authority has reached a final administrative or judicial determination with respect to such issue which, whether by law or agreement, is, or becomes, not subject to appeal.

“Fraud” shall mean an actual, intentional, and knowing common law fraud (and not a constructive fraud, negligent misrepresentation, or omission, or any form of fraud premised on recklessness or negligence) by (a) the Company or any Company Stockholder with respect to the making of the representations and warranties set forth in Article III or in any certificate delivered pursuant to this Agreement, or (b) Parent, Midco or Merger Sub with respect to the making of the representations and warranties set forth in Article IV or in any certificate delivered pursuant to this Agreement; provided that, in each case (and without limiting any of the other elements for establishing such common law fraud), such fraud shall in no event be deemed to exist in the absence of actual conscious awareness (and not imputed or constructive knowledge) by the Person sought to be held liable therefor, on the date the particular representation or warranty is made hereunder, both (x) of the particular fact, event, or condition that gives rise to an inaccuracy or breach of the applicable representation or warranty contained herein and (y) that such fact, event, or condition actually constitutes an inaccuracy or breach of such representation and warranty, all with the intention of such Person to deceive the other party.

“GAAP” shall mean United States generally accepted accounting principles in effect from time to time for all periods up to and including date hereof but as to all periods following the date hereof, GAAP as in effect on the date hereof.

“Governmental Entity” shall mean (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization and (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Materials” shall mean any substance listed, defined, designated, or classified as hazardous, toxic, radioactive, dangerous, or a “pollutant” or “contaminant” or otherwise regulated, under any Environmental Law. It shall include any substance for which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, poly- or perfluoroalkyl substance, asbestos or asbestos containing material, urea formaldehyde foam insulation, lead, mold, mold spores, and mycotoxins or polychlorinated biphenyls or other noxious substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Indebtedness” of any Person at any time shall mean, without duplication: (a) the outstanding principal amount of, and all prepayment and redemption premiums or penalties (if any), unpaid fees or expenses, interest, reimbursements, indemnities, and other amounts accrued in respect of and all amounts obligations payable in respect of, all liabilities of such Person for borrowed money; (b) all Liabilities of such Person evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments, and all Liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (c) all Liabilities of such Person for the deferred purchase price of property or services (including any milestone, earnout or similar payments); (d) all Unpaid Company Pre-Closing Taxes; (e) all Unpaid Parent Pre-Closing Taxes; (f) all Liabilities in respect of any lease (or other arrangement conveying the right to use) which is required to be classified and accounted for under GAAP as a capital lease; (g) all Liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b), (c), (d) (e) or (f) above to the extent of the obligation secured; (h) all accrued interest, fees and prepayment penalties on the items described in clauses (a) through (g) above; (i) all obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments; (j) Liabilities due to or due on behalf of stockholders of the Company, (k) any other Liability that, in accordance with GAAP, would be required to be reflected as indebtedness on a balance sheet, (l) any amounts owed under the SBA Paycheck Protection Program, (m) any deferred revenue, and (n) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in the foregoing clauses (a), through (n), to the extent of the obligation guaranteed.

“Indemnified Person” shall mean entitled to be indemnified, defended, or held harmless pursuant to the terms of Article VIII.

“Indemnifying Person” shall mean the party or parties against which the claim is made.

“Intellectual Property” shall mean the following items of intangible property: (a) Patents; (b) trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same and associated goodwill; (c) copyrights, whether or not registered, and all pending applications for registration of the same; (d) domain names and URLs; (e) trade secrets and other confidential or proprietary information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, marketing and other business systems, research and development information, drawings, specifications, designs, plans, proposals, financial and marketing plans, and customer and supplier lists and information); and (f) works of authorship including computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, programmer notes, and records; and rights in data, databases, or other compilations of fact.

“Inventory” shall mean all inventory including all solar photovoltaic cell, module, panel, or array, or solar hot air or water collector device panels, lines, pumps, batteries, storage, mounting brackets, framing and foundations or other structures used for or intended to be used for collection of solar energy.

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean all computer and information technology systems, platforms and networks owned by the Company or any Subsidiary of the Company or by Parent or any Subsidiary of Parent, as applicable, or used or held for use in the conduct of any business of Company or any Subsidiary of the Company or by Parent or any Subsidiary of Parent, as applicable, as currently conducted and as currently proposed to be conducted, including Company Software or Parent Software, as applicable, Software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, network equipment, information technology, mobile and other platforms, peripherals computer systems, and computerized, automated, or other similar systems, platforms, and networks, in each case, whether outsourced or not, as well as data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

“Key Employee” shall mean each individual listed on Schedule C attached hereto.

“Knowledge” (or any derivation thereof) shall mean, with respect to the Company, the knowledge of Tony Alvarez, Jordan Jones, Vikas Desai, Mark Swanson, and Ashish Tulsyan after reasonable inquiry and, with respect to Parent, the knowledge of William Anderson, Albert Luu, David Anderson, Shane Messer, and Andres Dass Patacsil after reasonable inquiry.

“Law” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, published administrative position, policy or principle of common law, or any Order or award, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity, including the Pandemic Response Laws.

“Legal Proceeding” shall mean any action, cause of action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, investigation, examination or other similar proceeding by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” shall mean any obligation, deficiency, or liability of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated and whether due or to become due and regardless of when asserted.

“Lien” shall mean all mortgages, deeds of trust, easements, reservations, restrictions, encumbrances, liens, security interests, claims, charges, pledges, proxies, voting trusts, voting agreements, or other restrictions and limitations of any kind, or other similar arrangements in real or personal property.

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor); provided that “Losses” shall not include any exemplary or punitive damages.

“made available” shall mean that a correct and complete copy of the document (including any amendments, exhibits and schedules thereto) referenced in such statement has been posted in (i) the electronic data site managed by the Company on sharepoint.com or (ii) the electronic data site managed by Parent on Lightserve, in each case, for the express purpose of facilitating the Merger prior to 12:00 p.m. (California time) on the day that is one (1) day prior to the Agreement Date and retained at all times from the date of posting through Closing in such electronic data site.

“Material Adverse Effect” shall mean any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect that, either alone or in combination with any other fact, state of facts, condition, change, circumstance, development, occurrence, event or effect, that (a) is, or would reasonably be expected to be, materially adverse to the business, assets (whether tangible or intangible), liabilities, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to materially impair the performance by such Person of its obligations hereunder or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger; provided that, with respect to clause (a) (and only clause (a)) of this definition of “Material Adverse Effect” none of the following shall be taken into account in determining whether there has been, is or would reasonably be expected to be a Material Adverse Effect: (i) the announcement, execution or delivery of this Agreement or the pendency or consummation of the Merger, including any disruption in (or loss of) supplier, service provider, partner, or similar relationship or any loss of employees (provided that this clause (i) shall not apply to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement); (ii) any changes generally in the industries in which such Person participates, or any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (iii) any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity, or the continuation or worsening of any epidemic or pandemic (including COVID-19); (iv) any failure by such Person to meet any projections, budgets or estimates of revenue or earnings (it being understood that the underlying facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)); (v) any changes after the Agreement Date in any applicable Law or GAAP (or other applicable accounting standards); (vi) with respect to the Company, any action or failure to take action which action or failure to act is requested in writing by Parent or expressly required by, or expressly prohibited to be taken by, this Agreement; and (vii) with respect to Parent, (A) any change in the market price or trading volume of Parent’s stock or the credit rating of Parent (it being understood that the underlying facts giving rise to such change may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)) or (B) any action or failure to take action which action or failure to act is requested in writing by the Company or expressly required by, or expressly prohibited to be taken by, this Agreement; provided that, with respect to the exceptions set forth in clauses (ii), (iii), (v) and (vii)(A) in the event that such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect has had a disproportionate effect on such Person relative to other companies operating in the industry or industries in which such Person operates, then the incremental effect of such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or would reasonably be expected to occur.

“Open Source Materials” shall mean any code or content that is publicly distributed as “open source”, “public domain”, “creative commons”, “free software”, “community source”, “shareware”, “freeware”, or other code or content licensed under any similar licensing arrangement.

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Ordinary Course of Business” shall mean, with respect to the Company, on the one hand, and Parent, on the other hand, the ordinary course of business consistent with such party’s past practice; provided that deviations from such ordinary course of business consistent with such party’s past practice shall not be deemed outside the Ordinary Course of Business to the extent such deviations were necessary with respect to actions taken prior to the Agreement Date or are necessary with respect to actions taken after the Agreement Date, in each case, in response to the COVID-19 pandemic to protect the health and safety of such party’s employees and other individuals having business dealings with such party; provided that such actions have complied and continue to comply in all respects with applicable Law.

“Organizational Documents” shall mean, with respect to each of the Company, Parent, Midco, Merger Sub and their respective Subsidiaries (other than an individual), (a) the certificate or articles of incorporation or organization and any limited liability company, operating or partnership agreement adopted or filed in connection with the creation, formation or organization of such Person, and (b) all bylaws and equity holder agreements to which such Person is a party relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Pandemic Response Laws” shall mean the CARES Act, the Families First Coronavirus Response Act, the COVID-related Tax Relief Act of 2020, the Payroll Tax Executive Order, and any other similar or additional federal, state, local, or foreign law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parent Capital Stock” shall mean the Parent Common Stock and Parent Preferred Stock.

“Parent Certificates” shall mean certificates or other instruments delivered by Parent, Midco or Merger Sub in connection with the Closing of the transactions contemplated by this Agreement, including pursuant to Section 1.5(b)(vii) (Certificate of Secretary of Parent).

“Parent Closing Cash Amount” shall mean the cash and cash equivalents of Parent and its Subsidiaries (in each case, excluding Restricted Cash), but excluding uncleared checks, drafts and wires issued and amounts used to pay any Parent Closing Indebtedness Amount or Parent Closing Third Party Expenses, in each case, as of the Calculation Time.

“Parent Common Stock” shall mean shares of Class A Common Stock, par value $0.0001 per share, of Parent.

“Parent Closing Indebtedness Amount” shall mean the Indebtedness of Parent and its Subsidiaries as of the Calculation Time.

“Parent Closing Net Working Capital Amount” shall mean (a) the consolidated total current assets of Parent and its Subsidiaries less (b) the consolidated total current liabilities (including accrued liabilities) of Parent and its Subsidiaries. For purposes of calculating the Parent Closing Net Working Capital Amount, (i) the current assets of Parent and its Subsidiaries shall exclude all cash and cash equivalents included in the final calculation of the Parent Closing Cash Amount and deferred tax assets of Parent and its Subsidiaries and (ii) the current liabilities of Parent and its Subsidiaries shall exclude all Indebtedness of Parent and its Subsidiaries included in the final calculation of the Parent Closing Indebtedness Amount and any Third Party Expenses included in the final calculation of Parent Closing Third Party Expenses.

“Parent Closing Target Net Working Capital Amount” shall mean $25,727,112.

“Parent Closing Third Party Expenses” shall mean the Third Party Expenses of the Parent and its Subsidiaries that shall not have been fully and finally satisfied as of immediately prior to the Calculation Time.

“Parent Closing Working Capital Adjustment Amount” shall mean the amount equal to (a) the Parent Closing Net Working Capital Amount less (b) the Parent Closing Target Net Working Capital Amount (which amount may be a positive or negative number); provided that, if the absolute value of such amount is less than $500,000, the Parent Closing Working Capital Adjustment Amount shall be equal to $0.

“Parent Net Inventory” means the gross value, as of the Calculation Time, at standard cost, of Inventory related to all products of Parent and its Subsidiaries in the Ordinary Course of Business, subject to the following adjustments (a) inventory greater than 12 months of age shall not be included; (b) finished goods inventory where the cost is greater than the selling price is written down to market value; and (c) inventory that is less than 12 months of age is subject to reserve based on a demand reserve calculation, which writes down the portion of inventory less than 12 months old that is in excess of the next 12 month’s demand forecast. The demand reserve is subject to exception for new products that have been released in the last 6 quarters.

“Parent Owned IP” shall mean any and all rights in, arising out of, or associated with Intellectual Property that are owned or purported to be owned by Parent or any of its Subsidiaries.

“Parent Preferred Stock” shall mean, collectively, the Parent Series A Preferred Stock, the Parent Series A-2 Preferred Stock, the Parent Series B Preferred Stock, the Parent Series C Preferred Stock, the Parent Series C-1 Preferred Stock, the Parent Series D-1 Preferred Stock, the Parent Series D-2 Preferred Stock, the Parent Series D-3 Preferred Stock, and any other series of Parent Preferred Stock that may be created as necessary or desirable to carry out the purposes of this Agreement.

“Parent Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series A-2 Preferred Stock” shall mean the Series A-2 Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series C Preferred Stock” shall mean the Series C Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series C-1 Preferred Stock” shall mean the Series C-1 Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series D-1 Preferred Stock” shall mean the Series D-1 Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series D-2 Preferred Stock” shall mean the Series D-2 Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Series D-3 Preferred Stock” shall mean the Series D-3 Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Stockholder” shall mean any holder of Parent Capital Stock.

“Patents” shall mean all patents and patent applications (including provisional applications), including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing.

“Paying Agent” shall mean Wilmington Trust, National Association.

“Payroll Tax Executive Order” shall mean the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65).

“Per Share Accredited Stock Consideration” shall mean, in respect of each share of Company Capital Stock held by an Accredited Stockholder and each share of Company Capital Stock issuable upon the exercise of a Company Warrant, a number of shares of Parent Capital Stock, calculated in accordance with the Certificate of Incorporation of Company (on a fully-diluted basis assuming exercise and/or conversion of the Company Warrants and the Company SAFEs), the applicable Company Warrant, and as set forth in the Allocation Schedule.

“Per Share Expense Fund Amount” shall mean, in respect of each share of Company Capital Stock, an amount of cash per share of Company Capital Stock, calculated in accordance with the Certificate of Incorporation of Company and as set forth in the Allocation Schedule.

“Per Share Unaccredited Cash Consideration” shall mean, in respect of each share of Company Capital Stock held by an Unaccredited Stockholder and each share of Company Capital Stock issuable upon the exercise of a Company Warrant, an amount of cash per share of Company Capital Stock, calculated in accordance with the Certificate of Incorporation of Company (on a fully-diluted basis assuming exercise and/or conversion of the Company Warrants and the Company SAFEs), the applicable Company Warrant, and as set forth in the Allocation Schedule.

“Permits” shall mean all permits, licenses, membership privileges, registrations, authorizations, consents, approvals, waivers, certificates, variances, franchises, or other similar rights to be granted by or obtained from any Governmental Entity.

“Permitted Liens” shall mean (a) statutory liens for Taxes that are not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements or Parent Financial Statements, as applicable, in accordance with GAAP; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (d) inchoate statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods; and (f) any minor imperfection of title or similar liens, charges or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances does not impair the value of or the ability to use or transfer the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the any Acquired Company’s or Parent’s or any of its Subsidiaries’ business.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, and a Governmental Entity.

“Personal Information” shall mean any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household (including any information related to the health of a person) and any information derived from any of the foregoing, in addition to any definition for “personal information” or any similar term provided by applicable Law or by the applicable party’s privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privacy/Data Security Requirements” shall mean (a) any Laws regulating the collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, processing, transferring or storing of Personal Information, including HIPAA, (b) obligations under all Contracts to which the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, is a party or is otherwise bound that relate to Personal Information, including “business associate agreements” within the meaning of HIPAA that the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, have entered into or are required to enter into pursuant to HIPAA, and (c) all of the Company’s and its Subsidiaries’ or Parent’s and its Subsidiaries’, as applicable, written internal or publicly posted policies (including if posted on the Company’s or its Subsidiaries’ or Parent’s or its Subsidiaries’, as applicable, products and services) regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, protection or processing of Personal Information.

“Pro Rata Share” shall mean, with respect to a particular Company Stockholder, a fraction (a) whose numerator is the aggregate number of (i) outstanding shares of Company Capital Stock (on an as-converted into Company Common Stock basis) held by such Company Stockholder as of immediately prior to the Effective Time plus (ii) shares of Company Common Stock issuable upon the exercise of the Company Warrants held by such Company Stockholder as of immediately prior to the Effective Time and (b) whose denominator is the aggregate number of (i) shares of Company Capital Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis) plus (ii) the total number of shares of Company Common Stock issuable upon the exercise of the Company Warrants outstanding immediately prior to the Effective Time. For the avoidance of doubt the total of all Pro Rata Shares shall equal one (1).

“Related Agreements” shall mean the Company Certificates, the Parent Certificates, the Employment Agreements, the Paying Agent Agreement, the Warrant Cancellation Agreements, the SAFE Assignment and Assumption Agreements, the Letters of Transmittal, and all other agreements, documents, and certificates entered into by the Company or the Company Stockholders in connection with the Closing and the transactions contemplated herein.

“Related Party” shall mean each officer, director, manager, member, Significant Equityholder, employee or Affiliate of a Person or, to the Knowledge of such Person, any relative of such an officer, director, manager, member, Significant Equityholder, employee, or Affiliate.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, managers, stockholders, equity holders, Affiliates or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Required Company Vote” shall mean the vote of the Company Stockholders required to approve the Agreement and the transactions contemplated thereby, as required by the Certificate of Incorporation of Company and the DGCL.

“Required Parent Vote” shall mean the vote of the Parent Stockholders required to approve the Agreement and the transactions contemplated thereby, as required by Certificate of Incorporation of Parent and the DGCL.

“Restricted Cash” shall mean all cash that is not freely usable following the Closing because such cash is subject to restrictions or limitations on use or distribution by Law, Contract or otherwise.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Significant Equityholder” shall mean the holder of 5% or greater of the Company’s Equity Interests or Parent’s Equity Interests, as the case may be.

“Software” shall mean (a) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, whether in source code or object code form; (b) data, collections of data, databases and compilations, whether machine readable or otherwise; and (c) documentation related to any of the foregoing, including descriptions, schematics, flow-charts, notes, and work product used to design, plan, organize, and develop any of the foregoing, and programmer and user documentation, manuals, and support and training materials; together with intellectual property and proprietary rights in and to any of the foregoing.

“Straddle Period” shall mean any taxable period beginning on or prior to, and ending after, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) such Person or any other subsidiary of such Person is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its subsidiaries or Affiliates.

“Suitability Documentation” shall mean the accredited stockholder questionnaire and related documentation, substantially in the form attached hereto as Exhibit L.

“Tax” or, collectively, “Taxes” shall mean (a) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and liabilities, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as social security charges (including health, unemployment, workers’ compensation and pension insurance) or similar or other taxes governmental fee, governmental assessment or governmental charge in the nature of a tax, together with all interest, penalties, and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

“Tax Return” shall mean any return, declaration, notice, statement, claim for refund, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) or other document filed or required to be filed with a Governmental Entity with respect to Taxes and including all amendments or supplements thereof.

“Third Party Expenses” shall mean, with respect to any Person, all costs, fees and expenses, including all legal, accounting, financial advisory, consulting and all other costs, fees and expenses of third parties (including, with respect to the Company, Company Stockholders) incurred by or on behalf of any Person or any of its Subsidiaries’ in connection with the negotiation, consummation or effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including: (a) any payments made or anticipated to be made by such Person or any of its Subsidiaries’ as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the transactions contemplated by this Agreement; (b) with respect to the Company, any bonuses for all or any portion of fiscal year 2021 payable to any Employee or other service provider of an Acquired Company (calculated based on the aggregate target payments, or, if higher, the actual performance for fiscal year 2021 (or the applicable portion thereof)), and the employer’s portion of any employment, payroll or similar Taxes with respect thereto; (c) with respect to the Company, any bonuses for fiscal year 2022 (or any portion thereof) as of the Closing (calculated based on the aggregate target payments for all bonuses in respect of fiscal year 2022 (or any portion thereof) prorated by the number of days that have elapsed through the Calculation Time for fiscal year 2022 (or the applicable portion thereof)), and the employer’s portion of any employment, payroll or similar Taxes with respect thereto; (d) with respect to the Company, any bonus, severance, change-in-control payments, bonus or other payment in lieu of any previously promised but ungranted equity award, or similar payment obligations of any Acquired Company that become due and payable in whole or in part as a result of the consummation of the transactions contemplated by this Agreement; (e) with respect to the Company, any Liability of the Company under deferred compensation plans, phantom equity plans, severance or bonus plans, or similar arrangements made payable solely as a result of the transactions contemplated by this Agreement; (f) with respect to the Company, any Transaction Payroll Taxes; (g) with respect to the Company, the cost of the D&O Tail Policy; (h) an amount equal to one-half of the Transfer Taxes; and (i) an amount equal to one-half of costs of the Paying Agent; provided that “Third Party Expenses” shall not include, with respect to the Company, (i) any amounts payable pursuant to the Employment Agreements, and any Transaction Payroll Taxes with respect thereto, or (ii) bonuses, severance or any other payments to Continuing Employees (including vesting acceleration) that contain “double-triggers” where the Merger is the first trigger and termination of employment by an Acquired Company without cause after the Closing is the second trigger.

“Total Merger Consideration” shall mean an amount equal to $150,877,193, as adjusted in accordance with Section 2.8 and as detailed on the Allocation Schedule.

“Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to any bonuses, option cash outs, assumptions, option exercises or other payments in respect of Company Options, severance, change-in-control or other compensatory payments in connection with the transactions contemplated by this Agreement paid at or around the Closing Date, whether payable by Parent, an Acquired Company, the Surviving Corporation or any of their respective Affiliates.

“Transaction Tax Deductions” shall mean all items of loss or deduction for applicable income Tax purposes resulting from or attributable to: (i) payment of compensatory payments made in connection with the transactions contemplated by this Agreement on or about the Closing Date, (ii) Company Closing Third Party Expenses, provided, however, that with respect to any “success-based fee” (as defined in IRS Revenue Procedure 2011-29) with respect to the transactions contemplated by this Agreement, the portion of such fee that will be treated as a “Transaction Tax Deduction” shall not exceed the amount allowable as a deduction pursuant to the safe harbor election provided in Section 4 of IRS Revenue Procedure 2011-29, or (iii) any fees, expenses, premiums and penalties with respect to the prepayment of Indebtedness and the write-off of the amortization of deferred financing.

“Transfer Taxes” shall mean any transfer, stamp, documentary, sales, use, registration, goods and services, harmonized sales, recording, filing, value-added and other similar Taxes incurred in connection with the transactions contemplated by this Agreement.

“Unaccredited Stockholder” shall mean a Company Stockholder or a Company Warrant holder that is not an Accredited Stockholder.

“Unpaid Company Pre-Closing Taxes” shall mean an amount equal to (i) the aggregate unpaid Tax liabilities of the Acquired Companies for the Pre-Closing Tax Period (or portion thereof) that ends as of the Calculation Time (determined, with respect to a Straddle Period, in accordance with Section 5.2(h) and including any Deferred Payroll Taxes) and any other unpaid Tax liability of the Acquired Companies for other Tax years ending before the Calculation Time to the extent the Acquired Companies have not filed the associated Tax Return for such Tax for such year, in each case, in respect of solely those jurisdictions in which the Acquired Companies are currently filing Tax Returns, less (ii) the aggregate current Tax assets of the Acquired Companies in respect of such periods that can offset an otherwise current Tax liability included in the calculation of clause (i), determined (a) by excluding any liabilities for accruals or reserves established or required to be established under GAAP methodologies for contingent Taxes or with respect to uncertain Tax positions, (b) by excluding any Taxes attributable to any action taken by Parent or any of its Affiliates (including the Acquired Companies) after the Calculation Time outside the Ordinary Course of Business and not contemplated by this Agreement, (c) in accordance with the past practices (including reporting positions, elections and accounting methods) of the Acquired Companies in preparing Tax Returns to the extent consistent with applicable Law, (d) by excluding any deferred Tax assets and liabilities, and (e) taking into account, to the extent applicable, any estimated Tax payments and overpayments of Taxes with respect any Pre-Closing Tax Period as reductions of the liability for Taxes for such period.

“Unpaid Parent Pre-Closing Taxes” shall mean an amount equal to (i) the aggregate unpaid Tax liabilities of Parent and its Subsidiaries for the Pre-Closing Tax Period (or portion thereof) that ends as of the Calculation Time (determined, with respect to a Straddle Period, in accordance with Section 5.2(h) and including any Deferred Payroll Taxes) and any other unpaid Tax liability of Parent and its Subsidiaries for other Tax years ending before the Calculation Time to the extent Parent and its Subsidiaries have not filed the associated Tax Return for such Tax for such year, in each case, in respect of solely those jurisdictions in which Parent and its Subsidiaries are currently filing Tax Returns, less (ii) the aggregate current Tax assets of Parent and its Subsidiaries in respect of such periods that can offset an otherwise current Tax liability included in the calculation of clause (i), determined (a) by excluding any liabilities for accruals or reserves established or required to be established under GAAP methodologies for contingent Taxes or with respect to uncertain Tax positions, (b) in accordance with the past practices (including reporting positions, elections and accounting methods) of Parent and its Subsidiaries in preparing Tax Returns to the extent consistent with applicable Law, (c) by excluding any deferred Tax assets and liabilities, and (d) taking into account, to the extent applicable, any estimated Tax payments and overpayments of Taxes with respect any Pre-Closing Tax Period as reductions of the liability for Taxes for such period.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act.

Schedule A

Schedule B

Schedule C

Schedule D

Allocation Schedule

(see attached)

Exhibit A

Form of Amended and Restated Parent Charter

Exhibit B

Form of Certificate of Merger

Exhibit C

Form of Resignation Letters

Exhibit D

Form of FIRPTA Compliance Certificate

Exhibit E

Form of Warrant Cancellation Agreement

Exhibit F

Form of Replacement Warrant

Exhibit G

Form of SAFE Assignment and Assumption Agreement

Exhibit H

Form of Paying Agent Agreement

Exhibit I

Form of Letter of Transmittal

Exhibit J

Form of Omnibus Incentive Plan

Exhibit K

Form of Parachute Payment Waiver

Exhibit L

Form of Suitability Documentation